As confidentially submitted to the Securities and Exchange Commission on June 24, 2019
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Confidential Draft Submission No. 2
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OneWater Marine Inc.
(Exact name of registrant as specified in its charter)

Delaware	5531	83-4330138
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

6275 Lanier Islands Parkway
Buford, Georgia 30518
(678) 541-6300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Austin Singleton
Chief Executive Officer
6275 Lanier Islands Parkway
Buford, Georgia 30518
(678) 541-6300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David P. Oelman James R. Brown Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Daniel J. Bursky Andrew B. Barkan Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share	$	$

(1)	Includes the aggregate offering price of shares of Class A common stock that may be purchased upon the exercise of the underwriters’ option to purchase additional shares of Class A common stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                , 2019

PRELIMINARY PROSPECTUS

       Shares

OneWater Marine Inc.
Class A Common Stock

This is the initial public offering of Class A common stock of OneWater Marine Inc., a Delaware corporation. We are offering      shares of Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. We intend to apply to list our Class A common stock on The Nasdaq Global Market under the symbol “     .”

We anticipate that the initial public offering price will be between $          and $          per share of Class A common stock.

The underwriters have the option for a period of 30 days from the date of this prospectus to purchase up to an additional       shares from us at the public offering price less the underwriting discount and commissions.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and will be subject to reduced reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Upon consummation of this offering, investors in this offering will hold       % of the Class A common stock, representing       % of the total voting stock outstanding. Legacy Owners (as defined herein) will hold       % of the total voting stock outstanding, including 100.0% of the Class B common stock, which vote together with the Class A common stock as a single class.

After the completion of this offering, we expect to be a “controlled company” within the meaning of the corporate governance standards of The Nasdaq Stock Market (the “Nasdaq”).

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 20 to read about factors you should consider before buying shares of our Class A common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to OneWater Marine Inc.	$	$
(1)	See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

The underwriters expect to deliver the Class A shares to purchasers on or about       , 2019, through the book-entry facilities of The Depository Trust Company.

Goldman Sachs & Co. LLC	Raymond James

The date of this prospectus is          , 2019.

Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Offers to sell, and solicitations of offers to buy, shares of our Class A common stock are being made only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, publicly available information, business organizations, government publications and other published independent sources, including data from an annual report published by the National Marine Manufacturer’s Association (“NMMA”). Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Market share data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations in any statistical survey of market share data. Accordingly, you are cautioned not to place undue reliance on such market share data or any other such

i

estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

We rely on various trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Basis of Presentation

Organizational Structure

In connection with the closing of this offering, we will effect certain organizational transactions, which we describe in “Prospectus Summary─Corporate Reorganization” and “Corporate Reorganization” and refer to herein as the “Reorganization.” Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the Reorganization, including this offering. See “Corporate Reorganization” and a diagram depicting our organizational structure in “Prospectus Summary─Corporate Reorganization” for more information.

Except as otherwise indicated or required by the context, all references in this prospectus to the “Company,” “we,” “us” or “our” relate to OneWater Marine Inc. (“OneWater Inc.”) and its consolidated subsidiaries after giving effect to the Reorganization. References in this prospectus to “OneWater LLC” or our “Predecessor” refer to One Water Marine Holdings, LLC, our accounting predecessor, and its consolidated subsidiaries. References in this prospectus to the “Legacy Owners” refer to the existing owners of OneWater LLC, including, but not limited to, Goldman Sachs & Co. LLC (“Goldman”) and affiliates of The Beekman Group (“Beekman”), and certain members of our management team.

We will be a holding company and the sole managing member of OneWater LLC, and upon completion of this offering and the application of proceeds therefrom, our principal asset will consist of common units of OneWater LLC.

Presentation of Financial and Other Information

OneWater LLC is the accounting predecessor of the issuer, OneWater Inc. OneWater Inc. will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

•	OneWater Inc.: Other than the inception balance sheet, dated as of April 3, 2019, the historical financial information of OneWater Inc. has not been included in this prospectus as it is a newly incorporated entity, has no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus.
•	OneWater LLC: As we will have no other interest in any operations other than those of OneWater LLC and its subsidiaries, the historical consolidated financial information included in this prospectus is that of OneWater LLC and its subsidiaries.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

The Company’s fiscal year ends on September 30. Unless otherwise stated, all references to the “fiscal year” refer to the twelve months ended September 30 of the applicable year.

ii

PROSPECTUS SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our Class A common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Except as otherwise indicated, all information contained in this prospectus assumes an initial public offering price of $       per share of Class A common stock (the mid-point of the range set forth on the cover of this prospectus) and that the underwriters do not exercise their option to purchase additional shares, and excludes                 shares of Class A common stock reserved for issuance under our long-term incentive plan.

ONEWATER MARINE INC.

Overview

We are one of the largest and fastest-growing premium recreational boat retailers in the United States with 60 stores comprising 20 dealer groups in 11 states. Our dealer groups are located within highly attractive markets throughout the Southeast, Gulf Coast, Mid-Atlantic and Northeast, including Texas, Florida, Alabama, North Carolina, South Carolina, Georgia, Ohio and New York, which collectively comprise eight of the top twenty states for marine retail expenditures. We believe that we are the number-one dealer by volume in sales of premium boats in 12 out of the 17 markets where we operate. In 2018, we sold over 10,000 new and pre-owned boats, of which we believe approximately 40% were sold to customers with whom we had established relationships. The combination of our significant scale, diverse inventory, access to premium boat brands and meaningful dealer group brand equity enables us to provide a consistently professional experience as reflected in the number of our repeat customers and same-store sales growth.

South Shore Marine
# of Locations: 1
Bosun's Marine
# of Locations: 4
Spend-A-Day Marina
# of Locations: 1
Lookout Marine
# of Locations: 2
Grande Yachts
# of Locations: 8
Slalom Shop Boats and Yachts
# of Locations: 2
Phil Dill Boats
# of Locations: 1
Rambo Marine
# of Locations: 2
Captain's Choice Marine
# of Locations: 2
Singleton Marine
# of Locations: 13
American Boat Brokers
# of Locations: 1
Texas Marine
# of Locations: 3
Sunrise Marine
# of Locations: 3
Sundance Marine
# of Locations: 5
SMG Boats
# of Locations: 2
Legendary Marine
# of Locations: 5
Marina Mikes
# of Locations: 1
Ocean Blue Yacht Sales
# of Locations: 3
Caribee Boat Sales
# of Locations: 1
Denotes market in which OWM is a leader in the market segment in which the Company participates

Note: Store count as of May 2019.

We have a diversified revenue profile that is comprised of new boat sales, pre-owned boat sales, finance and insurance (“F&I”) products, repair and maintenance services, and parts and accessories.

Non-boat sales were approximately 10% of revenue and 27% of gross profit in fiscal year 2018, and approximately 12% of revenue and 31% of gross profit for the six months ended March 31, 2019. We offer a wide array of new boats at various price points through relationships with over 47 manufacturers covering 64 brands. We are currently a top-three customer for 24 of our 64 brands and the single largest customer for each of our top five highest-selling brands. While our order volume amounts to between 5% to 35% of total sales for those top five brands, no single brand accounts for more than 10% of our sales volume. Our relationships with many of our manufacturers are long-standing and have been developed over multiple decades of experience within the marine industry. We believe that the strength of our relationships combined with our scale enables us to receive among the best pricing and terms available across all of the brands and models that we carry, and we routinely evaluate the sales performance and demand for each respective brand to ensure that the economic relationship we have in place with our manufacturers optimizes our profitability.

We were formed in 2014 as One Water Marine Holdings, LLC, a Delaware limited liability company, through the merger of Singleton Marine, Inc., a Delaware corporation (“Singleton Marine”) and Legendary Marine Corp., a Delaware corporation (“Legendary Marine”), which created a marine retail platform that collectively owned and operated 19 stores. Since the merger in 2014, we have acquired a total of 37 additional stores through 16 acquisitions. Our current portfolio as of May 31, 2019 consists of 20 different local and regional dealer groups. While we have opportunistically opened new stores in select markets, we believe that it is generally more effective economically and operationally to acquire existing stores with experienced staff and established reputations.

We believe that our dealer group branding strategy, which retains the name, logo and trademarks associated with each store or dealer group at the time of acquisition, significantly differentiates us from our largest competitors who employ singular, national branding strategies. We are committed to maintaining local and regional dealer group branding because we believe that the value of retaining the goodwill and long-standing customer relationships of these local businesses, many of which have been built by families over decades, far exceeds the benefits of attempting to establish a potentially unfamiliar “OneWater” national brand. In addition, preserving this established identity maintains the long term engagement of former owners because their name and reputation remain figuratively and literally “on the door.”

Summary of Fiscal Year 2018 Financial Performance and Key Metrics

We have experienced significant growth in recent years.

•	Revenue increased 54% year-over-year from $391.5 million in fiscal year 2017 to $602.8 million in fiscal year 2018.
•	Consolidated same-store sales growth increased 22% in fiscal year 2018.
•	Gross profit margins increased 90 basis points in fiscal year 2018, contributing to gross profit of $137.7 million (61% year-over-year growth).
•	Operating expenses as a percentage of revenue declined 155 basis points in fiscal year 2018 contributing to a second consecutive year of a reduction in operating expense margins.
•	Net income of $1.9 million in fiscal year 2018 compared to net loss of $(4.3) million in fiscal year 2017.
•	Adjusted EBITDA has more than doubled year-over-year from $17.7 million in fiscal year 2017 to $40.8 million in fiscal year 2018.
•	Operating stores increased to 53 locations, up 18% over the prior year.

For a reconciliation of Adjusted EBITDA to net income (loss), its most directly comparable financial measure presented in accordance with accounting principles generally accepted in the United States (“GAAP”), see “—Summary Historical Consolidated Financial and Operating Data” below.

Our Market and Our Customer

Consumer spending on boats, engines, services, parts, accessories and related purchases reached $39 billion in 2017 and has grown in excess of 5% annually since 2010. New powerboat sales have driven market growth and reached $9.6 billion in 2017, implying a 13% annual growth rate since 2010. Of the approximately one million powerboats sold in the United States each year, 81% of total units sold (approximately 810,000) are pre-owned. Relative demand for new and late-model boats has increased in recent years in part due to the continuous evolution of boat technology and design including, but not limited to, seating configurations, power, efficiency, instrumentation and electronics, and wakesurf gates, each of which represents a material design improvement that cannot be matched by more dated boat models. We believe the increasing pace of innovation in technology and design will result in more frequent upgrade purchases and ultimately higher sales volumes of new and late-model, pre-owned boat sales.

[1]	Note: NMMA Industry Report

The boat dealership market is highly fragmented and is comprised of over 3,000 stores nationwide. Most competing boat retailers are operated by local business owners who own three or fewer stores. We are one of the largest and fastest-growing premium recreational boat retailers in the United States. Despite our size, we comprise less than 2% of total industry sales. Our scale and business model allow us to leverage our extensive inventory to provide consumers with the ability to find a boat that matches their preferences (e.g., make, model color, configuration and other options) and to deliver the boat within days while providing a personalized sales experience. We are able to operate with a comparatively higher degree of profitability than other independent retailers because we allocate support resources across our store base, focus on high-margin products and services, utilize floor plan financing and provide core back-office functions on a scale that many independent retailers are unable to match. We seek to be the leading boat retailer by total market share within each boating market and within the product segments in which we participate. To the extent that we are not, we will evaluate acquiring other local retailers in order to increase our sales, to add additional brands or to provide us with additional high-quality personnel.

[1]	Note: Industry includes competitors such as MarineMax, Inc (“MarineMax”) with 67 stores as of May 1, 2019 selling premium boats and BassPro Shops, which sells entry-level boats together with other outdoor sporting goods across 171 stores.

We believe that boating is a lifestyle that brings families and friends together regardless of their stage of life. Whether a person grew up in a household that owned a boat or experiences boating later in life, once a person buys their first boat they often become a boating customer for life. Our customers are typically middle to upper-middle class families who either own a house on the water or live near a body of water where they can engage in boating activities. We serve customers whose boating preferences span from general recreation and cruising to fresh and salt water fishing to watersports, including wakeboarding and wake surfing. The profile of our customers range from those in their early-to-mid 30’s who are upgrading their house, cars and lifestyle to those who have owned multiple boats and view boating as a way of life. Our inventory and product selection allow us to cater to a highly diverse customer base with price points and boat types that appeal to a broad spectrum of budgets and preferences. In fiscal year 2018, the boating industry’s and MarineMax’s average selling prices for a new boat were $48,000 and $203,000, respectively. By comparison, OneWater’s average selling price for a new boat in fiscal year 2018 was $91,000.

Our Strengths

Leading Market Position and Scale: We are one of the largest and fastest-growing premium recreational boat retailers in the United States, with 60 stores across 11 states. We have a strong presence in Texas, Florida, Alabama, South Carolina, Georgia, Ohio, New York and North Carolina with 53 stores. Collectively these markets comprise eight of the top twenty states for marine retail expenditures.

Differentiated Marketing and Branding Strategy: We are committed to maintaining a local and regional dealer group branding strategy and believe that retaining the goodwill and long-standing customer relationships of dealer groups that we acquire provides significantly more value than establishing a potentially unfamiliar “OneWater” national brand across each of our stores. Preserving the existing brands enables us to retain key staff, including senior management, which reduces, or eliminates, our need to hire and train new people when we complete an acquisition.

Our marketing department is able to deploy highly efficient and targeted sales campaigns due to the number of customers we have served to date and the analytics we have obtained from prior transactions. Customers who buy boats commonly make ongoing purchases of parts, repair and maintenance services, and storage. We proactively send marketing messages to anticipate when a customer may need additional repair and maintenance services in order for us to maximize the value of a customer and to diversify our revenue streams across all revenue categories.

Seasoned Consolidator in a Highly Fragmented Market: We have an extensive acquisition track record within the boating industry and have developed a reputation for treating sellers and their staff in an honest and fair manner. We believe our reputation and scale have positioned us as a buyer of choice for boat dealers who want to sell their businesses. To date, 100% of our acquisitions have been sourced from inbound inquiries, and the number of annual inquiries we receive has consistently increased over time. Less than 50% of the inbound leads that we receive meet our criteria but more than 90% of the stores on which we conduct diligence are ultimately acquired. Our acquisition and integration team has executed 16 acquisitions since 2014. Our acquisition team is typically able to convert the selling dealer groups’ back-office systems to our IT platform within approximately ten days, with full integration of most acquisitions completed in approximately 45 days. Our strategy is to acquire stores at attractive EBITDA multiples and then grow same-store sales while benefitting from cost-reducing synergies. Historically, we have typically acquired dealer groups for less than 4.0x EBITDA on a trailing twelve months basis and believe that we will be able to continue to make attractive acquisitions within this range.

Strong Yet Flexible Relationships with Leading Boat Manufacturers: Most of our relationships with our manufacturers are long-standing with many dating back two decades or longer. We communicate with our manufacturers on a weekly basis to monitor our orders and make adjustments based on our current inventory levels and forecasted customer demand. Our contracts also exclude any requirements pertaining to mandatory capital expenditures, branding and unit pricing. Furthermore, we have flexibility to change brands, subject to territory availability, at each store based on sales performance or other factors.

We are an essential customer to many of our top manufacturers and do not believe that there is a material risk that they would stop selling boats to us in any of our markets given our scale and long-standing relationships. We were recognized as Dealer of the Year by Boating Industry in 2016 and 2017, were inducted into the Boating Industry Top 100 Hall of Fame in 2018, and have been a Top 100 dealer since 2006. Certain of our local and regional dealer groups, including Singleton Marine, have been recognized among the top dealers worldwide for Cobalt Boats, Regal Boats, Harris, and Yamaha Boats, and among the top dealers in the Southeast for Malibu and Axis. Additionally, we are also the top Yamaha Jet Boat dealer by volume in the United States.

Diversified Revenue Streams: We offer a broad range of products and services beyond new and pre-owned boats, including repair and maintenance services, parts and accessories, F&I products, and ancillary services, including storage. Although non-boat sales contributed approximately 10% and 12% to revenue in fiscal year 2018 and the six months ended March 31, 2019, respectively, the higher gross margin on these product and service lines resulted in non-boat sales contributing 27% and 31% of gross profit during such periods, respectively. During different phases of the economic cycle, consumer behavior may shift away from new boats; however, we are well positioned to benefit from revenue from pre-owned boats, repair and maintenance services, and parts and accessories, which have historically increased during periods of economic uncertainty. We have also diversified our business across geographies and dealership types (e.g., fresh water and salt water) in order to reduce the effects of seasonality. For instance, boating activity in South Florida increases during winter months, whereas freshwater boating in the Southeast, Mid-Atlantic and Northeast peaks during late-spring and summer.

Attractive Financial Profile: Since the formation of OneWater LLC in 2014, we have established a high growth financial profile driven by strong same-store sales growth and acquisitions. This growth has resulted in a high level of free cash flow generation, and allows us to maintain a conservative leverage profile. Excluding inventory financing, our business requires a low level of capital with historical maintenance capital expenditures typically under 0.5% of revenue. We are focused on achieving profitable growth and have been able to achieve an increase in Adjusted EBITDA margins by growing revenue at a higher rate than operating expenses have increased.

Revenue

(US$ in millions)
$800
$600
$400
$200
$0
54.0% YoY Growth
$391.5
$602.8
FY2017
FY2018

Gross Profit

(US$ in millions)
$150
$120
$90
$60
$30
$0
60.6% YoY Growth
$85.7
$137.7
FY2017
FY2018

Adjusted EBITDA

(US$ in millions)
$50
$40
$30
$20
$10
$0
130.5% YoY Growth
$17.7
$40.8
FY2017
FY2018

Highly Experienced Management Team: We have assembled an exceptional team of highly experienced professionals within the boating industry. The average industry tenure of our executive team is 24 years, and our Chief Executive Officer Austin Singleton, who is a second generation boat dealer, has been in the industry for 30 years. In addition, our Chief Operating Officer, Anthony Aisquith, and Chief Financial Officer, Jack Ezzell, have 25 and 17 years of industry experience, respectively, and both have public-company experience with our largest competitor, MarineMax.

Growth Strategy

Organic Growth Strategy: Our business model utilizes our unique scale to drive profitable same-store sales growth. We seek to gain market share by delivering high-quality products and services, with customized attributes tailored to our customers’ product specifications. Our management team and business model are extremely agile, allowing us to target sales in specific segments of the industry that are outperforming overall industry trends. Additionally, we are able to leverage our potential customer database to garner new sales. Sales growth from our existing stores is a core component of our current and future strategy. We believe non-boat sales will be a driver of our organic growth strategy in the future. We have implemented a targeted marketing strategy across our platform focused on increasing new and existing customer awareness and usage of our F&I products, repair and maintenance services, and parts and accessories products.

Acquisition Strategy: We believe there is a tremendous opportunity for us to expand in both existing and new markets, given that the industry is highly fragmented with most boat retailers owning three or fewer stores. We seek to create value by implementing the best tested operational practices to family-owned and operated businesses that previously lacked the resources, management experience and expertise to maximize the profitability of the acquired standalone businesses. We believe that the boat retail market is underpinned by strong fundamental drivers, and that, with the implementation of operational control measures and the injection of resources, local stores can significantly increase revenues and profitability. We believe our status as a consolidator of choice is based on the expertise we have developed through completing 16 acquisitions (37 stores acquired) since 2014, our growing cash flow and financial profile, and our footprint of retailers within prime markets. Our ability to acquire additional stores or dealer groups at attractive multiples is further enhanced by our growing reputation for retaining the seller’s management team and keeping their branding and legacy intact. We believe there is significant opportunity to expand our store footprint in regions with strong boating cultures. While we have a strong presence in the Southeastern portion of the United States, there are several areas of opportunity in states adjacent to our current geographic footprint as well as states in new regions in the Midwest and Western United States. We are targeting to complete four to eight potential acquisitions that may contribute an estimated total of $150.0 million to $200.0 million in sales over the next 24 months, though we can provide no assurance as to the timing or completion of such acquisitions. As a result of our reputation in the market place, we expect our pipeline of potential acquisitions to grow over time.

Recent Developments

On December 1, 2018, OneWater LLC acquired substantially all of the assets of The Slalom Shop, LLC (“Slalom Shop”), a dealer group based in Texas with two stores engaged in selling new and pre-owned boats and providing financing services and parts and services, for total consideration of approximately $7.8 million.

On February 1, 2019, OneWater LLC acquired substantially all of the assets of Ocean Blue Yacht Sales, LLC (“Ocean Blue”), a dealer group based in Florida with three stores engaged in selling new and pre-owned boats and providing parts and services, for total consideration of approximately $10.0 million.

On February 1, 2019, OneWater LLC acquired substantially all of the assets of Ray Clepper, Inc. (d/b/a Ray Clepper Boat Center), a dealer group based in South Carolina with one store engaged in selling new and pre-owned boats and providing parts and repair services, for total cash consideration of approximately $0.3 million.

On April 5, 2019, OneWater LLC and certain of its subsidiaries further amended the Fourth Amended and Restated Inventory Financing Agreement with Wells Fargo Commercial Distribution Finance, LLC and various lender parties thereto (as amended, the “Inventory Financing Facility”) to, among other things, increase the maximum amount of borrowing available under the Inventory Financing Facility from $275.0 million to $292.5 million.

On May 1, 2019, OneWater LLC acquired substantially all of the assets of Caribee Boat Sales and Marina, Inc., a dealer group based in Florida with one store engaged in selling new and pre-owned boats, providing parts and repair services and related boat storage, for total cash consideration of approximately $10.9 million.

Corporate Reorganization

OneWater Inc. was incorporated as a Delaware corporation on April 3, 2019. Following this offering and the related transactions, OneWater Inc. will be a holding company whose only material asset will consist of membership interests in OneWater LLC. Following the closing of this offering, OneWater LLC will own all of the outstanding equity interests in One Water Assets & Operations, LLC (“Opco”), which in turn will own all of the outstanding equity interests in the subsidiaries through which we operate our assets. After the consummation of the Reorganization, OneWater Inc. will be the sole managing member of OneWater LLC and will be responsible for all operational, management and administrative decisions relating to OneWater LLC’s business and will consolidate financial results of OneWater LLC, Opco and its subsidiaries.

In connection with the offering:

(a)	OneWater LLC’s limited liability company agreement will be amended and restated to, among other things, provide for a single class of common units representing ownership interests in OneWater LLC, which we refer to in this prospectus as “OneWater LLC Units”; OneWater Inc.’s certificate of incorporation and bylaws will be amended and restated; all of the Legacy Owners’ existing membership interests in OneWater LLC will be exchanged for OneWater LLC Units; and Goldman and Beekman will receive OneWater LLC Units upon exercise of certain previously held warrants;
(b)	Certain of the Legacy Owners will, directly or indirectly, contribute their OneWater LLC Units to OneWater Inc. (we refer to such Legacy Owners as the “Exchanging Owners”) in exchange for shares of Class A common stock;
(c)	OneWater Inc. will issue shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;
(d)	OneWater Inc. will issue to each Legacy Owner that will continue to own OneWater LLC units after this offering (which, along with any permitted transferees, as appropriate, we collectively refer to in this prospectus as the “OneWater Unit Holders”), a number of shares of Class B common stock equal to the number of OneWater LLC Units held by such OneWater Unit Holder following this offering;
(e)	OneWater Inc. will contribute the net proceeds of this offering to OneWater LLC in exchange for an additional number of OneWater LLC Units such that OneWater Inc. holds a total number of OneWater LLC Units equal to the number of shares of Class A common stock outstanding following this offering; and
(f)	OneWater LLC will contribute cash to Opco in exchange for additional units therein, and Opco will redeem all of the outstanding preferred units (“Opco Preferred Units”) in Opco held by Goldman and Beekman for cash. Please see “Use of Proceeds” and “Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—Opco Preferred Units” and “—OneWater LLC Warrants” for additional information.

After giving effect to these transactions and the offering contemplated by this prospectus, OneWater Inc. will own an approximate      % interest in OneWater LLC (or      % if the underwriters’ option to purchase additional shares is exercised in full), and the OneWater Unit Holders will own an approximate       % interest in OneWater LLC (or      % if the underwriters’ option to purchase additional shares is exercised in full) and all of the Class B common stock. Please see “Principal Stockholders.”

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholder generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. OneWater Inc. does not intend to list Class B common stock on any exchange.

Following this offering, under the Amended and Restated Limited Liability Company Agreement of OneWater LLC (the “OneWater LLC Agreement”), each OneWater Unit Holder will, subject to certain limitations, have the right (the “Redemption Right”) to cause OneWater LLC to acquire all or a portion of its OneWater LLC Units for, at OneWater LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each OneWater LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. An independent committee of our board of directors will determine whether to issue shares of Class A common stock or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of stock) to acquire the OneWater LLC Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, OneWater Inc. (instead of OneWater LLC) will have the right (the “Call Right”) to, for administrative convenience, acquire each tendered OneWater LLC Unit directly from the redeeming OneWater Unit

Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. In addition, OneWater Inc. has the right to require (i) upon the acquisition by OneWater Inc. of substantially all of the OneWater LLC Units, certain minority unitholders or (ii) upon a change of control of OneWater Inc., each OneWater Unit Holder (other than OneWater Inc.), to exercise its Redemption Right with respect to some or all of such unitholder’s OneWater LLC Units. In connection with any redemption of OneWater LLC Units pursuant to the Redemption Right or the Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—OneWater LLC Agreement.” Certain Legacy Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Party Transactions— Registration Rights Agreement.”

OneWater Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of OneWater LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of OneWater LLC, and such adjustments will be allocated to OneWater Inc. These adjustments would not have been available to OneWater Inc. absent its acquisition or deemed acquisition of OneWater LLC Units and are expected to reduce the amount of cash tax that OneWater Inc. would otherwise be required to pay in the future.

OneWater Inc. will enter into a tax receivable agreement, which we refer to as the “Tax Receivable Agreement,” with certain of the OneWater Unit Holders. The Tax Receivable Agreement generally provides for the payment by OneWater Inc. to such OneWater Unit Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax (computed using the estimated impact of state and local taxes) that OneWater Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of, as applicable to each such OneWater Unit Holder, (i) certain increases in tax basis that occur as a result of its acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such OneWater Unit Holder’s OneWater LLC Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by OneWater Inc. as a result of, and additional tax basis arising from, any payments OneWater Inc. makes under the Tax Receivable Agreement.

Payments will generally be made under the Tax Receivable Agreement as OneWater Inc. realizes actual cash tax savings in periods after this offering from the tax benefits covered by the Tax Receivable Agreement. However, if OneWater Inc. experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at OneWater Inc.’s election or as a result of OneWater Inc.’s breach), OneWater Inc. would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (determined by applying a discount rate equal to the long-term Treasury rate in effect on the applicable date plus           basis points) and such early termination payment is expected to be substantial. OneWater Inc. will be dependent on OneWater LLC to make distributions to OneWater Inc. in an amount sufficient to cover OneWater Inc.’s obligations under the Tax Receivable Agreement.

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

(1)	Consists of Legacy Owners that will continue to own OneWater LLC units.
(2)	In connection with the Reorganization, the Exchanging Owners will directly or indirectly contribute all of their OneWater LLC Units to OneWater Inc. in exchange for shares of Class A Common Stock.

Our Principal Stockholders

Upon completion of this offering, the Legacy Owners will initially own           OneWater LLC Units, and           shares of Class A common stock, representing approximately           % of the voting power of the Company (or          % if the underwriters exercise their option to purchase additional shares in full), and           shares of Class B common stock, representing approximately          % of the voting power of the Company (or    % if the underwriters exercise their option to purchase additional shares in full). For more information on our corporate reorganization and the ownership of our common stock by our principal stockholders, see “Corporate Reorganization” and “Principal Stockholders.”

Goldman owns a substantial interest in OneWater LLC. Goldman is a multinational investment management company providing asset management, capital markets, investment strategies, advisory, financial and other services. Goldman is headquartered in New York, New York. Funds affiliated with Beekman own a substantial interest in OneWater LLC. Beekman is a private equity firm, managing over $800 million in assets. Beekman is headquartered in New York, New York.

We anticipate entering into a stockholders’ agreement (the “Stockholders’ Agreement”) with           (collectively, the “Principal Stockholders”), each of whom are Legacy Owners, upon the closing of this offering. We expect that the Stockholders’ Agreement will provide for, among other things, the right to appoint directors to our board of directors by certain of the Principal Stockholders. Due to the Stockholders’ Agreement, the Principal Stockholders will also be deemed a group for purposes of certain rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). As a result, we expect to be a controlled company within the meaning of the Nasdaq’s corporate governance standards. See “—Controlled Company Status” and “Management—Status as a Controlled Company.”

Summary Risk Factors

Investing in our Class A common stock involves risks. You should read carefully the section of this prospectus entitled “Risk Factors” beginning on page 20 for an explanation of these risks before investing in our Class A common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our Class A common stock and a loss of all or part of your investment.

•	General economic conditions and consumer spending patterns can have a material adverse effect on our business, financial condition, and results of operations.
•	The availability and costs of borrowed funds can adversely affect our ability to obtain adequate boat inventory, the ability and willingness of our customers to finance boat purchases, and our ability to fund future acquisitions.
•	Failure to implement strategies to enhance our performance could have a material adverse effect on our business and financial condition.
•	Our success depends, in part, on our ability to continue to make successful acquisitions at attractive or fair prices and to integrate the operations of acquired dealer groups and each dealer group we acquire in the future.
•	We are required to obtain the consent of our manufacturers prior to the acquisition of other dealer groups.
•	Our failure to successfully order and manage our inventory to reflect consumer demand and to anticipate changing consumer preferences and buying trends could have a material adverse effect on our business, financial condition and results of operations.
•	OneWater Inc. is a holding company. OneWater Inc.’s only material asset after completion of this offering will be its equity interest in OneWater LLC, and OneWater Inc. will accordingly be dependent upon distributions from OneWater LLC to pay taxes, make payments under the Tax Receivable Agreement and cover OneWater Inc.’s corporate and other overhead expenses.
•	We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls.

•	If we fail to remediate the material weakness in our internal control over financial reporting, or experience any additional material weaknesses in the future or otherwise fail to develop or maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.
•	In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, OneWater Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.
•	The Legacy Owners have the ability to direct the voting of a majority of our voting stock, and their interests may conflict with those of our other stockholders.
•	Goldman, Beekman and their respective affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable Goldman, Beekman and their affiliates to benefit from corporate opportunities that might otherwise be available to us.

See “Risk Factors” immediately following this prospectus summary for a more thorough discussion of these and other risks and uncertainties we face.

Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	We are required to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;
•	We are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•	We are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
•	We are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and
•	We are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of  $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.

We have elected to take advantage of the reduced disclosure obligations listed above in this prospectus, and may elect to take advantage of other reduced reporting requirements in future filings. In particular, we have elected to adopt the reduced disclosure with respect to our executive compensation disclosure. As a result of this election, the information that we provide stockholders may be different than you might get from other public companies.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. Our election to use the transition periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the extended transition periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

For additional descriptions of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.”

Controlled Company Status

The Principal Stockholders will initially own          shares of Class A common stock and           shares of Class B common stock, representing approximately         % of the voting power of the Company following the completion of this offering (assuming the underwriters’ option to purchase additional shares is not exercised in full) and are expected to be deemed a group as a result of the Stockholders’ Agreement. Therefore, we expect to be a controlled company as of the completion of the offering under the rules of the Nasdaq. A controlled company does not need its board of directors to have a majority of independent directors or to form a fully independent compensation or nominating and corporate governance committee. We expect to have          independent directors upon the closing of this offering.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the rules of the Nasdaq, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period.

Initially, our board of directors will consist of a single class of directors each serving one-year terms. After we cease to be a controlled company, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms, and such directors will be removable only for “cause.” See “Management—Status as a Controlled Company.” Additionally, we expect that the Stockholders’ Agreement will also provide director appointment rights to certain of the Principal Stockholders. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Our Offices

Our principal executive offices are located at 6275 Lanier Islands Parkway, Buford, GA 30518, and our telephone number at that address is 678-541-6300. Our website address is www.onewatermarine.com. Information contained on our website does not constitute part of this prospectus.

The Offering

Issuer
OneWater Marine Inc.
Class A common stock offered by us
         shares.
Option to purchase additional shares of Class A common stock
The underwriters have the option to purchase up to an aggregate of           additional shares of Class A common stock from us at the initial public offering price, less the underwriting discount and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Class A common stock to be outstanding immediately after completion of this offering
       shares (       shares if the underwriters’ option to purchase additional shares is exercised in full).
Class B common stock to be outstanding immediately after completion of this offering
       shares (       shares if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full), all of which will be owned by the OneWater Unit Holders. Class B shares do not have economic rights. In connection with any redemption of OneWater LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled.
Voting power of Class A common stock after giving effect to this offering
       % (       % if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full).
Voting power of Class B common stock after giving effect to this offering
       % (       % if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full).
Voting rights
Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See “Description of Capital Stock.”
Use of proceeds
We expect to receive approximately $       million of net proceeds from the sale of Class A common stock offered by us after deducting underwriting discounts and estimated offering expenses payable

by us ($       million of net proceeds if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full).

We intend to contribute the net proceeds of this offering received by us to OneWater LLC in exchange for OneWater LLC Units. OneWater LLC will use the net proceeds (i) to redeem the Opco Preferred Units held by Goldman and Beekman, (ii) to repay the GS/BIP Credit Facility (as defined herein) and (iii) for general corporate purposes. Please see “Use of Proceeds.”

Conflicts of Interest
Goldman and one of its affiliates will receive 5% or more of the net proceeds of this offering by reason of the redemption of the Opco Preferred Units and repayment of amounts due under the GS/BIP Credit Facility. Accordingly, Goldman is deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and this offering will be conducted in accordance with Rule 5121. See “Underwriting (Conflicts of Interest).”
Dividend policy
We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future.
Redemption Rights of OneWater Unit
Holders
Under the OneWater LLC Agreement, each OneWater Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause OneWater LLC to acquire all or a portion of its OneWater LLC Units for, at OneWater LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each OneWater LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, OneWater Inc. (instead of OneWater LLC) will have the right, pursuant to the Call Right, to acquire each tendered OneWater LLC Unit directly from the redeeming OneWater Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. In addition, OneWater Inc. has the right to require (i) upon the acquisition by OneWater Inc. of substantially all of the OneWater LLC Units, certain minority unitholders or (ii) upon a change of control of OneWater Inc., each OneWater Unit Holder (other than OneWater Inc.), to exercise its Redemption Right with respect to some or all of such unitholder’s OneWater LLC Units. In connection with any redemption of OneWater LLC Units pursuant to the Redemption Right or the Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—OneWater LLC Agreement.”

Tax Receivable Agreement
In connection with the closing of this offering, OneWater Inc. will enter into a Tax Receivable Agreement with certain of the OneWater Unit Holders which will generally provide for the payment by OneWater Inc. to each such OneWater Unit Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using the estimated impact of state and local taxes) that OneWater Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of certain tax basis increases, and certain tax benefits attributable to imputed interest. OneWater Inc. will retain the benefit of the remaining 15% of these net cash savings. See “Risk Factors—Risks Related to this Offering and Our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Listing symbol
We intend to apply to list our Class A common stock on The Nasdaq Global Market under the symbol “          .”
Risk Factors
You should carefully read and consider the information beginning on page 20 of this prospectus set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A common stock.
Controlled Company
We will be a “controlled company” within the meaning of the corporate governance standards of  the Nasdaq. See “—Controlled Company Status” and “Management—Status as a Controlled Company.”
Directed share program
The underwriters have reserved for sale at the initial public offering price up to        % of the shares of Class A common stock being offered by this prospectus for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing common stock in this offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they make will reduce the number of shares available to the general public. Please see “Underwriting (Conflicts of Interest).”

Summary Historical Consolidated Financial and Operating Data

OneWater Inc. was incorporated on April 3, 2019 and does not have historical financial operating results. The following table presents the summary historical and certain pro forma financial data and other data for OneWater LLC, the accounting predecessor of OneWater Inc., and its subsidiaries. The historical results presented below are not necessarily indicative of the results to be expected for any future period, and should be read together with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The summary historical financial data as of and for the years ended September 30, 2018 and 2017 was derived from the audited historical financial statements included elsewhere in this prospectus. The summary historical financial data as of March 31, 2019 and for the six months ended March 31, 2019 and 2018 was derived from the unaudited historical financial statements included elsewhere in this prospectus. Our summary historical financial data as of March 31, 2018 was derived from our unaudited historical financial statements not included in this prospectus. The unaudited historical financial statements were prepared on a basis consistent with that used in preparing our audited consolidated financial statements and include all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of our financial position and results of operations for the unaudited periods.

	Six Months Ended March 31,			Years Ended September 30,
	2019		2018	2018		2017
	(in thousands, except share, per share and store amounts)
	(unaudited)
Consolidated Statement of Operations Data:
Revenue		$284,906	$221,652		$602,805	$391,483
Costs of sales		221,861	171,558		465,151	305,782
Selling, general and administrative		49,175	38,405		91,297	65,351
Depreciation and amortization		1,192	705		1,685	1,055
Gain on settlement of contingent consideration		(1,655)	—		—	—
Operating income (loss)		14,331	10,984		44,672	19,294
Other (income) expense
Interest expense – floor plan		3,996	2,205		5,534	2,686
Interest expense – other		2,522	1,551		3,836	2,266
Transaction costs(1)		742	126		438	327
Change in fair value of warrants		7,600	19,246		33,187	18,057
Other (income) expense(2)		(90)	131		(269)	217
Net income (loss)		$(439)	$(12,275)		1,946	(4,258)
Less: Net income attributable to non-controlling interest		546	275		830	13
Net income (loss) attributable to OneWater LLC		$(985)	$(12,551)		$1,117	$(4,272)
Pro Forma Per Share Data(3)
Pro forma net income (loss)	$			$
Pro forma net income (loss) per share
Basic	$			$
Diluted	$			$
Pro forma weighted average shares outstanding
Basic
Diluted

	Six Months Ended March 31,		Years Ended September 30,
	2019	2018	2018	2017
	(in thousands, except share, per share and store amounts)
	(unaudited)
Consolidated Statement of Cash Flows Data:
Cash flows provided by (used in) operating activities	$(79,591)	$(48,763)	$(4,654)	$6,514
Cash flows provided by (used in) investing activities	(5,573)	(3,933)	(23,920)	(23,304)
Cash flows provided by financing activities	85,306	62,730	34,257	16,993
Other Financial Data:
Capital expenditures(4)	$3,512	$3,583	$10,135	$4,112
Adjusted EBITDA(5)	$9,872	$9,484	$40,823	$17,664
Number of stores	59	44	53	45
Same-store sales growth	9.5%	32.3%	22.2%
Consolidated Balance Sheet Data (at end of period):
Total assets	$521,611	$360,366	$375,360	$258,347
Long-term debt (including current portion)	66,298	39,989	41,845	27,285
Total liabilities	423,500	273,390	274,339	158,578
Redeemable preferred equity interest	83,620	75,688	79,965	71,695
Total members’ equity	14,491	11,288	21,056	28,074
(1)	Consists of transaction costs related to the acquisitions made in the corresponding period.
(2)	Other (income) expense was primarily attributable to insurance proceeds related to hurricane related claims received during 2019 and 2018.
(3)	Pro forma net income (loss), Pro forma net income (loss) per share and Pro forma weighted average shares outstanding reflect the estimated number of shares of common stock we expect to have outstanding upon the completion of our corporate reorganization described under “—Corporate Reorganization” and this offering. The pro forma data also excludes (i) the redeemable preferred equity interest of $8.3 million and $6.7 million and the change in fair value of warrant liability of $33.2 million and $18.1 million for the fiscal years ended September 30, 2018 and 2017, respectively, and (ii) the redeemable preferred equity interest of $3.7 million and $4.1 million and the change in fair value of warrant liability of $7.6 million and $19.2 million for the six months ended March 31, 2019 and 2018, respectively, as we expect to redeem the Opco Preferred Units and expect the holders of the LLC Warrants to exercise such LLC Warrants in connection with this offering. The pro forma data includes additional pro forma income tax expense of $ million and $ million, associated with the income tax effects of the Reorganization described under “—Corporate Reorganization.” OneWater Inc. is a corporation and is subject to U.S. federal income tax. Our predecessor, OneWater LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated and combined net income in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.
(4)	Includes (i) $6.9 million for growth capital expenditures and $3.2 million for maintenance capital expenditures for fiscal year 2018, compared to $1.5 million and $2.6 million, respectively, for fiscal year 2017 and (ii) $0.6 million for growth capital expenditures and $2.9 million for maintenance capital expenditures for the six months ended March 31, 2019, compared to $2.5 million and $0.7 million, respectively, for the six months ended March 31, 2018.
(5)	Adjusted EBITDA is a non-GAAP financial measure. For the definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please see “—Non-GAAP Financial Measure” below.

Non-GAAP Financial Measure

Adjusted EBITDA

Adjusted EBITDA is not a measure of net income as determined by GAAP. Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. We define Adjusted EBITDA as net income (loss) before interest expense – other, income taxes, depreciation and amortization and other (income) expense, further adjusted to eliminate the effects of items such as the change in the fair value of warrants and transaction costs.

Our board of directors, management team and lenders use Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and other items (such as the fair value adjustment of the warrants and transaction costs) that impact the comparability of financial results from period to period. We present Adjusted EBITDA because we believe it provides useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP. Adjusted EBITDA is not a financial measure presented in accordance with GAAP. We believe that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing our financial performance and results of operations across reporting periods by excluding items we do not believe are indicative of our core operating performance. Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. Our non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in such presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of Adjusted EBITDA to the GAAP financial measure of net income (loss) for the years ended September 30, 2018 and 2017 and the six months ended March 31, 2019 and 2018.

	Six Months Ended March 31,		Years ended September 30,
	2019	2018	2018	2017
	(in thousands)
	(unaudited)
Net income (loss)	$(439)	$(12,275)	$1,946	$(4,258)
Interest expense – other	2,522	1,551	3,836	2,266
Income taxes	—	—	—	—
Depreciation and amortization	1,192	705	1,685	1,055
Change in fair value of warrant(1)	7,600	19,246	33,187	18,057
Gain on settlement of contingent consideration	(1,655)	—	—	—
Transaction costs(2)	742	126	438	327
Other (income) expense(3)	(90)	131	(269)	217
Adjusted EBITDA	$9,872	$9,484	$40,823	$17,664
(1)	Represents the non-cash expense recognized during the period for the change in the fair value of the LLC Warrants held by Goldman and Beekman, which are accounted for as liabilities on our balance sheet.
(2)	Consists of transaction costs related to the acquisitions completed in the corresponding period, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(3)	Other (income) expense was primarily attributable to insurance proceeds related to hurricane related claims received during 2019 and 2018.

RISK FACTORS

Investing in our Class A common stock involves risks. You should carefully consider the information in this prospectus, including the matters addressed under “Cautionary Note Regarding Forward-Looking Statements” and the following risks before making an investment decision. Our business, financial condition and results of operations could be materially adversely affected by any of these risks or uncertainties. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

General economic conditions and consumer spending patterns can have a material adverse effect on our business, financial condition, and results of operations.

General economic conditions, including changes in employment levels, consumer demand, preferences and confidence levels, the availability and cost of credit, fuel prices, levels of discretionary personal income, interest rates, periods of economic or political instability, and consumer spending patterns, can negatively impact our operating results. Unfavorable local, regional, national, or global economic developments or uncertainties regarding future economic prospects could reduce or defer consumer spending in the markets we serve and adversely affect our business. Consumer spending, including that of high net worth individuals, on discretionary goods may also decline as a result of political uncertainty and instability, even if prevailing economic conditions are generally favorable. Economic conditions in areas in which we operate stores, particularly the Southeast and Gulf Coast regions in which we generated approximately 66% and 79% of our revenue during fiscal 2018 and 2017, respectively, could have a major impact on our operations. Local influences, such as corporate downsizing, inclement weather such as hurricanes or other storms, environmental conditions, and specific events, such as Hurricanes Florence and Michael in 2018, also could adversely affect, and in certain instances have adversely affected, our operations in certain markets.

In an economic downturn, consumer discretionary spending levels generally decline, at times resulting in disproportionately large reductions in the sale of discretionary goods. Consumer spending on discretionary goods also may decline as a result of lower consumer confidence levels, even if prevailing economic conditions are favorable. Our business was significantly impacted during the recessionary period that began in 2007, and this period of weakness in consumer spending and depressed economic conditions had a substantial negative effect on our operating results. In response to these conditions we reduced our inventory purchases, closed certain stores and reduced headcount. Although we have expanded our operations and increased our focus on pre-owned sales, parts and repair services and F&I products, during periods of stagnant or modestly declining industry trends, the cyclical nature of the recreational boating industry or the lack of industry growth could lead to oversupply and weak demand, which could materially adversely affect our business, financial condition, or results of operations in the future. Any period of adverse economic conditions or low consumer confidence could have a negative effect on our business.

The availability and costs of borrowed funds can adversely affect our ability to obtain adequate boat inventory, the ability and willingness of our customers to finance boat purchases, and our ability to fund future acquisitions.

The availability and costs of borrowed funds can adversely affect our ability to obtain and maintain adequate boat inventory and the holding costs of that inventory, the ability and willingness of our customers to finance boat purchases, and our ability to fund future acquisitions.

OneWater LLC and certain of its subsidiaries are parties to the Inventory Financing Facility with Wells Fargo Commercial Distribution Finance, LLC and various lender parties thereto, which consists of uncommitted inventory floorplan financing of up to $275.0 million as of March 31, 2019. The Inventory Financing Facility has a maturity date of June 14, 2019, with automatic yearly renewals. As of September 30, 2018 and March 31, 2019, we had an aggregate of $157.5 million and $263.2 million, respectively, outstanding under the Inventory Financing Facility. We rely on the Inventory Financing Facility to purchase and maintain our inventory of boats. The collateral for the Inventory Financing Facility consists primarily of our inventory that is financed through the Inventory Financing Facility and related assets, including accounts receivable, bank accounts, and proceeds of the foregoing, and excludes the collateral that underlies the GS/BIP Credit Facility (as defined below).

Additionally, OneWater LLC and certain of its subsidiaries entered into a Credit and Guaranty Agreement with OWM BIP Investor, LLC, as a lender, Goldman Sachs Specialty Lending Group, L.P., as a lender, administrative agent and collateral agent, and various lender parties thereto (as amended, the “GS/BIP Credit Facility,” and together with the Inventory Financing Facility, our “Credit Facilities”), which consists of an up to $50.0 million multi-draw term loan facility and a $5.0 million revolving line of credit. The GS/BIP Credit Facility has a maturity date of October 28, 2021. As of September 30, 2018, we had $28.6 million outstanding under the multi-draw term loan and no amount outstanding under the revolving line of credit. As of March 31, 2019, we had $44.1 million outstanding under the multi-draw term loan and $5.0 million outstanding under the revolving line of credit.

As of March 31, 2019, we were in compliance with all of the covenants under the Credit Facilities, and our additional available borrowings under the Credit Facilities was approximately $17.7 million based upon the outstanding borrowings and maximum facility amounts.

Our ability to borrow under the Credit Facilities depends on our ability to continue to satisfy our covenants and other obligations under the Credit Facilities. In particular, our ability to borrow under our Inventory Financing Facility depends on the ability of our manufacturers to be approved vendors under our Inventory Financing Facility. The aging of our inventory limits our borrowing capacity as defined curtailments under the Inventory Financing Facility reduce the allowable advance rate as our inventory ages. Depressed economic conditions, weak consumer spending, turmoil in the credit markets, and lender difficulties, among other potential reasons, could interfere with our ability to maintain compliance with our debt covenants and to utilize the Credit Facilities to fund our operations. Accordingly, under such circumstances, it may be necessary for us to close stores, further reduce our expense structure, liquidate inventory below cost to free up capital, or modify the covenants with our lenders. Any inability to utilize the Credit Facilities or the acceleration of amounts owed, resulting from a covenant violation, insufficient collateral, or lender difficulties, could require us to seek other sources of funding to repay amounts outstanding under the Credit Facilities or replace or supplement the Credit Facilities, which may not be possible at all or under commercially reasonable terms.

The interest rate on our Inventory Financing Facility for new boats is calculated using the one-month LIBOR rate plus an applicable margin of 2.75% to 5.00% depending on the amount of days the boat has been in inventory. Interest on used boats is calculated at the new boat rate plus 0.25%. These variable interest rates under our Inventory Financing Facility will fluctuate with changing market conditions and, accordingly, our interest expense will increase as interest rates rise. Accordingly, a significant increase in interest rates could have a material adverse effect on our operating results. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit rates for the calculation of LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on our current or future debt obligations may be adversely affected.

Similarly, decreases in the availability of credit and increases in the cost of credit could adversely affect the ability of our customers to purchase boats from us and thereby adversely affect our ability to sell our products and impact the profitability of our finance and insurance activities. For example, tight credit conditions during each fiscal year beginning with fiscal 2008 and continuing through fiscal 2011 adversely affected the ability of customers to finance boat purchases, which had a negative effect on our operating results.

Failure to implement strategies to enhance our performance could have a material adverse effect on our business and financial condition.

We are increasing our efforts to grow our repair and maintenance services, parts and accessories, and financing and insurance businesses to better serve our customers and thereby increase revenue and improve profitability as a result of these comparatively higher margin businesses. These efforts are designed to increase our revenue and reduce our dependence on the sale of new and pre-owned boats. In addition, we are pursuing strategic acquisitions to capitalize upon the consolidation opportunities in the highly fragmented recreational boat dealer industry by acquiring additional dealer groups and related operations and improving their performance and profitability through the implementation of our operating strategies. These business initiatives have required, and will continue to require, us to add personnel, invest capital, enter businesses or geographic regions in which we do not have extensive experience, and encounter substantial competition. As a result, our strategies to enhance our performance may not be successful and we may increase our expenses or write off such investments if not successful.

Our success depends, in part, on our ability to continue to make successful acquisitions at attractive or fair prices and to integrate the operations of acquired dealer groups and each dealer group we acquire in the future.

Since the beginning of fiscal year 2017, we have acquired 12 recreational boat dealer groups. Additionally, we actively evaluate and pursue acquisitions on an ongoing basis, and our pipeline of potential acquisitions over the next 24 months currently includes four to eight dealer groups. Each acquired dealer group operated independently prior to our acquisition. Our success depends, in part, on our ability to continue to make successful acquisitions at attractive or fair prices that align with our culture and focus on customer service and to integrate the operations of acquired dealer groups, including centralizing certain functions to achieve cost savings and pursuing programs and processes that promote cooperation and the sharing of opportunities and resources among our stores. We may not be able to oversee the combined entity efficiently, realize anticipated synergies, or effectively implement our growth and operating strategies. To the extent that we successfully pursue our acquisition strategy, our resulting growth will place significant additional demands on our management and infrastructure. Our failure to successfully pursue our acquisition strategies or effectively operate the combined entity could have a material adverse effect on our rate of growth and operating performance.

We are required to obtain the consent of our manufacturers prior to the acquisition of other dealer groups.

In determining whether to approve acquisitions, manufacturers may consider many factors, including our financial condition and ownership structure. Manufacturers may also impose conditions on granting their approvals for acquisitions, including a limitation on the number of their dealers that we may acquire. Our ability to meet manufacturers’ requirements for approving future acquisitions will have a direct bearing on our ability to complete acquisitions and effect our growth strategy. There can be no assurance that a manufacturer will not terminate its dealer agreement, refuse to renew its dealer agreement, refuse to approve future acquisitions, or take other action that could have a material adverse effect on our acquisition program.

Our growth strategy also entails expanding our product lines and geographic scope by obtaining additional distribution rights from our existing and new manufacturers. We may not be able to secure additional distribution rights or obtain suitable alternative sources of supply if we are unable to obtain such distribution rights. The inability to expand our product lines and geographic scope by obtaining additional distribution rights could have a material adverse effect on the growth and profitability of our business.

Boat manufacturers exercise control over our business.

We depend on our dealer agreements, which generally provide for renewable, one-year terms. Through dealer agreements, boat manufacturers exercise control over their dealers, restrict them to specified locations, and retain approval rights over changes in management and ownership, among other things. The continuation of our dealer agreements with most manufacturers depends upon, among other things, our achieving stated performance goals for customer satisfaction ratings and market share penetration in the market served by the applicable dealer group. Failure to meet performance goals and other conditions set forth in any dealer agreement could have various consequences, including the following:

•	the termination or nonrenewal of the dealer agreement;
•	the imposition of additional conditions in subsequent dealer agreements;
•	limitations on boat inventory allocations;

•	reductions in reimbursement rates for warranty work performed by the dealer;
•	loss of certain manufacturer-to-dealer incentives;
•	denial of approval of future acquisitions; or
•	the loss of exclusive rights to sell in the geographic territory.

These events could have a material adverse effect on our product availability, competitive position and financial performance.

The failure to receive rebates and other manufacturer incentives on inventory purchases or retail sales could substantially reduce our margins.

We rely on manufacturers’ programs that provide incentives for dealers to purchase and sell particular boat makes and models or for consumers to buy particular boat makes or models. Any eliminations, reductions, limitations, or other changes relating to rebate or incentive programs that have the effect of reducing the benefits we receive, whether relating to the ability of manufacturers to pay or our ability to qualify for such incentive programs, could increase the effective cost of our boat purchases, reduce our margins and competitive position, and have a material adverse effect on our financial performance.

Increases in fuel prices may adversely affect our business.

All of the recreational boats we sell are powered by gasoline or diesel engines. Consequently, a significant increase in the price or tax on the sale of fuel on a regional or national basis could have a material adverse effect on our sales and operating results. Increases in fuel prices (such as those that occurred during fiscal 2008) negatively impact boat sales. The price of or tax on fuels may significantly increase in the future, adversely affecting our business.

Our sales may be adversely affected by a material increase in interest rates and adverse changes in fiscal policy or credit market conditions.

Over the past several years, our economy has been positively impacted by historically unprecedented low interest rates. Such interest rates are driven by the policies of the Federal Reserve System. Although interest rates rose in 2018, there can be no assurance as to what actions the Federal Reserve System will take in the remainder of 2019 and beyond. Any change in interest rates or the market expectation of such change may result in significantly higher long-term interest rates.

Given that we sell products that are often financed, a material increase in interest rates and adverse changes in fiscal policy or credit market conditions may negatively impact our customers’ ability or desire to purchase our products. In addition, such an increase or adverse change could reduce the availability or increase the costs of obtaining new debt and refinancing existing indebtedness or negatively impact the market price of our common stock.

The availability of boat insurance is critical to our success.

The ability of our customers to secure reasonably affordable boat insurance that is satisfactory to lenders that finance our customers’ purchases is critical to our success. Historically, affordable boat insurance has been available. However, as a severe storm approaches land, insurance providers cease underwriting until the storm has passed. This loss of insurance prevents or delays lenders from lending. As a result, sales of boats can be temporarily halted making our revenue difficult to predict and causing sales to be delayed or potentially cancelled. Any difficulty of customers to obtain affordable boat insurance could impede boat sales and adversely affect our business.

Other recreational activities, poor industry perception, real or perceived health or safety risks, and environmental conditions can adversely affect the levels of boat purchases.

Other recreational activities, poor industry perception, real or perceived health or safety risks, and environmental conditions can adversely affect the levels of boat purchases. Demand for our products can be adversely affected by competition from other activities that occupy consumers’ time, including other forms of recreation as well as religious, cultural and community activities. In addition, real or perceived health or safety risks from engaging in outdoor activities generally or boating activities specifically could deter consumers from purchasing our products. Local environmental conditions in the areas in which we operate stores could also adversely affect the levels of boat purchases, including adverse weather conditions or natural disasters. Further, as a seller of high-end consumer products, we must compete for discretionary spending with a wide variety of other recreational activities and consumer purchases. In addition, perceived hassles of boat ownership and customer service and customer education throughout the retail boat industry, which has traditionally been perceived to be relatively poor, represent impediments to boat purchases.

Unforeseen expenses, difficulties, and delays frequently encountered in connection with expansion through acquisitions could inhibit our growth and negatively impact our profitability.

Our growth strategy of acquiring additional recreational boat dealer groups involves significant risks. This strategy entails reviewing and potentially reorganizing acquired business operations, corporate infrastructure and systems, and financial controls. Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit our growth and negatively impact our profitability. We may be unable to identify suitable acquisition candidates or to complete the acquisitions of candidates that we identify. Increased competition for acquisition candidates or increased asking prices by acquisition candidates may increase purchase prices for acquisitions to levels beyond our financial capability or to levels that would not result in expected returns required by our acquisition criteria to be in the best interest of stockholders. Acquisitions also may become more difficult or less attractive in the future as we acquire more of the most attractive dealer groups that best align with our culture and focus on customer service. In addition, we may encounter difficulties in integrating the operations of acquired dealer groups with our own operations, in retaining employees, in retaining and maintaining relationships with customers, suppliers, or other business contacts, and in managing acquired dealer groups profitably without substantial costs, delays, or other operational or financial problems. As part of our growth strategy, we generally retain existing key staff, including senior management, when we complete an acquisition. There can be no assurance that we will be able to retain dealer groups’ key staff, including senior management, when we complete an acquisition in the future and failure to do so could adversely affect our businesses.

We may issue common or preferred stock and incur substantial indebtedness in making future acquisitions. The size, timing, and integration of any future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. Consequently, operating results for any quarter may not be indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year. These fluctuations could adversely affect the market price of our common stock.

Our ability to continue to grow through the acquisition of additional dealer groups will depend upon various factors, including the following:

•	the availability of suitable acquisition candidates at attractive purchase prices;
•	the ability to compete effectively for available acquisition opportunities;
•	the availability of cash on hand, borrowed funds, common stock with a sufficient market price or other sources of financing to complete the acquisitions;
•	the ability to obtain any requisite manufacturer, governmental or other required approvals;
•	the ability to obtain approval of our lenders under our current credit agreements; and
•	the absence of one or more manufacturers attempting to impose unsatisfactory restrictions on us in connection with their approval of acquisitions.

As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealer groups regarding their potential acquisition by us. In connection with these discussions, we and each potential acquisition candidate exchange confidential operational and financial information, conduct due diligence inquiries, and consider the structure, terms, and conditions of the potential acquisition. In certain cases, the prospective acquisition candidate agrees not to discuss a potential acquisition with any other party for a specific period of time, grants us an option to purchase the prospective dealer group for a designated price during a specific time period, and agrees to take other actions designed to enhance the possibility of the acquisition, such as preparing audited financial information and converting its accounting system to the system specified by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated.

Our success depends to a significant extent on our manufacturers, and the loss of certain manufacturers could have an adverse effect on our business, financial condition, and results of operations.

We depend on our manufacturers for the sale of new boats. While no one single boat brand contributed more than 10% to our sales volume in fiscal year 2018, the largest new boat manufacturer that we purchased from contributed approximately 13% to our sales volume in fiscal year 2018 and new boats from our top 10 manufacturers represented approximately 40% of our total sales volume. Any adverse change in the reputation, product development efforts, technological advancement, expansion of manufacturing capabilities, supply chain and third-party suppliers, and financial condition of our manufacturers and their respective brands, would have a substantial adverse impact on our business. Any difficulties encountered by our manufacturers resulting from economic, financial, or other factors could also adversely affect the quality and amount of new boats and products that they are able to supply to us and the services and support they provide to us.

Additionally, any interruption or discontinuance of the operations of our manufacturers, including bankruptcy or insolvency, could also cause us to experience shortfalls, disruptions, or delays with respect to new boats and inventory. We also enter into renewable annual dealer agreements with manufacturers, and there is no guarantee that we will be able to renew such dealer agreements in the future. Although we believe that we have adequately diversified our product offerings across manufacturers and brands, we may not be able to easily replace the loss of certain manufacturers or brands, including at the necessary quantity, quality or price, and the loss of certain manufacturers or brands may therefore have an adverse material effect on our business, results of operations and financial condition.

Our growth strategy may require us to secure significant additional capital, the amount of which will depend upon the size, timing, and structure of future acquisitions and our working capital and general corporate needs.

If we finance future acquisitions in whole or in part through the issuance of common stock or securities convertible into or exercisable for common stock, existing stockholders will experience dilution in the voting power of their common stock and earnings per share could be negatively impacted. The extent to which we will be able and willing to use our common stock for acquisitions will depend on the market value of our common stock and the willingness of potential sellers to accept our common stock as full or partial consideration. Our inability to use our common stock as consideration, to generate cash from operations, or to obtain additional funding through debt or equity financings in order to pursue our acquisition program could materially limit our growth.

Any borrowings made to finance future acquisitions or for operations could make us more vulnerable to a downturn in our operating results, a downturn in economic conditions, or increases in interest rates on borrowings that are subject to interest rate fluctuations. If our cash flow from operations is insufficient to meet our debt service requirements, we could be required to sell additional equity securities, refinance our obligations, or dispose of assets in order to meet our debt service requirements. In addition, our credit arrangements contain financial covenants and other restrictions with which we must comply, including limitations on the incurrence of additional indebtedness. Adequate financing may not be available if and when we need it or may not be available on terms acceptable to us. The failure to obtain sufficient financing on favorable terms and conditions could have a material adverse effect on our growth prospects and our business, financial condition, and results of operations.

Our internal growth and operating strategies of opening new stores and offering new products involve risk.

In addition to pursuing growth by acquiring boat dealer groups, we intend to continue to pursue a strategy of growth through opening new stores and offering new products in our existing and new territories. Accomplishing these goals for expansion will depend upon a number of factors, including the following:

•	our ability to identify new markets in which we can obtain distribution rights to sell our existing or additional product lines;
•	our ability to lease or construct suitable facilities at a reasonable cost in existing or new markets;
•	our ability to hire, train, and retain qualified personnel;
•	the timely and effective integration of new stores into existing operations;
•	our ability to achieve adequate market penetration at favorable operating margins without the acquisition of existing dealer groups; and
•	our financial resources.

Our dealer agreements require manufacturer consent to open or change store locations that sell certain products. We may not be able to open and operate new store locations or introduce new product lines on a timely or profitable basis. Moreover, the costs associated with opening new store locations or introducing new product lines may adversely affect our profitability.

As a result of these growth strategies, we expect to continue to expend significant time and effort in opening and acquiring new store locations, improving existing store locations in our current markets, and introducing new products. Our systems, procedures, controls, and financial resources may not be adequate to support expanding operations. The inability to manage our growth effectively could have a material adverse effect on our business, financial condition, and results of operations.

Our planned growth also will impose significant added responsibilities on members of senior management and require us to identify, recruit, and integrate additional senior level managers. We may not be able to identify, hire, or train suitable additions to management.

Our business, as well as the entire recreational boating industry, is highly seasonal, with seasonality varying in different geographic markets.

Over the three-year period ended September 30, 2018, the average revenue for the quarterly periods ended December 31, March 31, June 30, and September 30 represented approximately 11%, 23%, 39%, and 27%, respectively, of our average annual revenue. With the exception of Florida, we generally realize significantly lower sales and higher levels of inventories, and related floor plan borrowings, in the quarterly periods ending December 31 and March 31. Revenue generated from our stores in Florida serves to offset generally lower winter revenue in our other states and enables us to maintain a more consistent revenue stream. The onset of the public boat and recreation shows in January stimulates boat sales and allows us to reduce our inventory levels and related floor plan borrowings throughout the remainder of the fiscal year. We also have various stores in the Northeast and Midwest region of the United States, which typically experience colder temperatures in the winter months. The impact of seasonality on our results of operations could be materially impacted based on the location of our acquisitions. For example, our operations could be substantially more seasonal if we acquire additional dealer groups that operate in colder regions of the United States, which are generally closed or experience lower volume in the winter months.

Our failure to successfully order and manage our inventory to reflect consumer demand and to anticipate changing consumer preferences and buying trends could have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon our ability to successfully manage our inventory and to anticipate and respond to product trends and consumer demands in a timely manner. Our products appeal to consumers across a number of states who are, or could become, boat owners. The preferences of these consumers cannot be predicted with certainty and are subject to change. Further, the retail consumer industry, by its nature, is volatile and sensitive to numerous economic factors, including consumer preferences, competition, market conditions, general economic conditions and other factors outside of our control. We cannot predict consumer preferences with certainty, and consumer preferences often change over time. We typically order product several months in advance, although such orders are not binding until the merchandise is delivered to our stores. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing product trends, increases or decreases in consumer demand or changes in prices. If we misjudge either the market for our products or our consumers’ purchasing habits in the future, our revenues may decline significantly and we may not have sufficient quantities of product to satisfy consumer demand or sales orders or we may be required to discount excess inventory, either of which could have a material adverse effect on our business, financial condition and results of operations.

Weather, natural disasters, adverse climate changes, and other environmental conditions may adversely impact our business and may not be adequately covered by our insurance.

Weather and environmental conditions may adversely impact our operating results. For example, drought conditions, reduced rainfall levels, excessive rain, natural disasters, and adverse climate changes, as well as other environmental conditions or hurricanes in the Gulf of Mexico and Atlantic Ocean, may force boating areas to close or render boating dangerous or inconvenient, thereby curtailing customer demand for our products. Such conditions may also result in physical damage to or closure of one or more of our facilities, inadequate work force in our markets, and disruption or reduction in the availability of products at our stores. In addition, unseasonably cool weather and prolonged winter conditions may lead to shorter selling seasons in certain locations. Many of our stores sell boats to customers for use on reservoirs, thereby subjecting our business to the continued viability of these reservoirs for boating use.

In addition, hurricanes, tornadoes, fires, floods and other natural disasters could result in the disruption of our operations and/or supply chain, including boat deliveries from manufacturers, or damage to our boat inventories and facilities as has been the case when the Southeast and Gulf Coast regions and other markets have been affected by hurricanes. Additionally, severe weather or other natural disasters could damage our on-site inventory at our stores or cause serious disruptions in the operations of our stores. We maintain hurricane and casualty insurance, subject to deductibles. While we traditionally maintain property and casualty insurance coverage for damage caused by severe weather or other natural disasters, there can be no assurance that such insurance coverage is adequate to cover losses that we may sustain as a result of severe weather or other natural disasters, such as damage from Hurricanes Florence and Michael in 2018.

We depend on our ability to attract and retain customers.

Our future success depends in large part upon our ability to attract and retain customers for our boat sales, repair and maintenance services, parts and accessories and F&I products. The extent to which we achieve growth in our customer base and retain existing customers materially influences our profitability. Any number of factors could affect our ability to grow and maintain our customer base. These factors include consumer preferences, the frequency with which customers utilize our products, repair and maintenance services and F&I products, general economic conditions, our ability to maintain our store locations, weather conditions, the availability of alternative services, protection plans, products and resources, significant increases in gasoline prices, the disposable income of consumers available for discretionary expenditures and the external perception of our brands. Any significant decline in our customer base, the growth of our customer base or the usage of our services, protection plans or products by our customers could have a material adverse effect on our business, financial condition and results of operations.

We face intense competition.

We operate in a highly competitive and fragmented environment. In addition to facing competition generally from recreation businesses seeking to attract consumers’ leisure time and discretionary spending dollars, the recreational boat industry itself is highly fragmented, resulting in intense competition for customers, quality products, boat show space, and suitable store locations. We rely to a certain extent on boat shows to generate sales. Our inability to participate in boat shows in our existing or targeted markets could have a material adverse effect on our business, financial condition, and results of operations.

We compete primarily with local boat dealers who own three or fewer stores, as well as with a limited number of larger operators, including MarineMax and Bass Pro Shops. With respect to sales of marine parts, accessories, and equipment, we compete with national specialty marine parts and accessory stores, online catalog retailers, sporting goods stores, and mass merchants. Competition among boat dealers is based primarily on the quality of available products, the price and value of the products, and attention to customer service. There is significant competition both within markets we currently serve and in new markets that we may enter. We compete in each of our markets with retailers of brands of boats and engines we do not sell in that market. In addition, several of our competitors, especially those selling marine equipment and accessories, are large national or regional chains that have substantial financial, marketing, and other resources. Private sales of pre-owned boats represent an additional source of competition.

Additional competitors, including boat clubs, may enter the businesses in which we currently operate or intend to expand. In particular, an increase in the number of aggregator and price comparison sites for our products may negatively impact our sales of these products. If any of our competitors successfully provides a broader, more efficient or attractive combination of services, protection plans, products and resources to our target customers, our business results could be materially adversely affected. Our inability to compete effectively with existing or potential competitors could have a material adverse effect on our business, financial condition and results of operations.

Due to various matters, including environmental concerns, permitting and zoning requirements, and competition for waterfront real estate, some markets in the United States have experienced an increased waiting list for marina and storage availability. In general, the markets in which we currently operate are not experiencing any unusual difficulties. However, marine retail activity could be adversely affected in markets that do not have sufficient marine and storage availability to satisfy demand.

A significant amount of our boat sales are from the Southeast and Gulf Coast regions.

Economic conditions, weather and environmental conditions, competition, market conditions, and any other adverse conditions impacting the Southeast and Gulf Coast regions of the United States, in which we generated approximately 66%, and 79% of our revenue during fiscal 2018 and 2017, respectively, could have a major impact on our operations.

We depend on income from financing, insurance, and extended service contracts.

A portion of our income results from referral fees derived from the placement or marketing of various F&I products, consisting of customer financing, insurance products, and extended service contracts, the most significant component of which is the participation and other fees resulting from our sale of customer financing contracts.

The availability of financing for our boat purchasers and the level of participation and other fees we receive in connection with such financing depend on the particular agreement between us and the lender and the current interest rate environment. Lenders may impose terms in their boat financing arrangements with us that may be unfavorable to us or our customers, resulting in reduced demand for our customer financing programs and lower participation and other fees. Laws or regulations may be enacted nationally or locally which could result in fees from lenders being eliminated or reduced, materially impacting our operating results. If customer financing becomes more difficult to secure, it may adversely impact our business.

Changes, including the lengthening of manufacturer warranties, may reduce our ability to offer and sell extended service contracts which may have a material adverse impact on our ability to sell F&I products. Moreover, these products are subject to complex federal and state laws and regulations. There can be no assurance that regulatory authorities in the jurisdictions in which these products are offered will not seek to regulate or restrict these products. Failure to comply with applicable laws and regulations could result in fines or other penalties including orders by state regulators to discontinue sales of the warranty products in one or more jurisdictions. Such a result could materially and adversely affect our business, results of operations and financial condition.

The Dodd-Frank Act established a consumer financial protection bureau with broad regulatory powers. Although boat dealers are generally excluded, the Dodd-Frank Act could lead to additional, indirect regulation of boat dealers through its regulation of other financial institutions which provide such financing to our customers.

The reduction of profit margins on sales of F&I products or the lack of demand for or the unavailability of these products could have a material adverse effect on our operating margins.

Our operations are dependent upon key personnel and team members.

Our success depends, in large part, upon our ability to attract, train, and retain qualified team members and executive officers, as well as the continuing efforts and abilities of team members and executive officers. Although we have employment agreements with certain of our executive officers and management succession plans, we cannot ensure that these or other executive personnel and team members will remain with us, or that our succession planning will adequately mitigate the risk associated with key personnel transitions. Expanding our operations may require us to add additional executive personnel and team members in the future. As a result of our decentralized operating strategy, we also rely on the management teams of our dealer groups. In addition, we likely will depend on the senior management of any significant businesses we acquire in the future. The loss of the services of one or more key employees before we are able to attract and retain qualified replacement personnel could adversely affect our business. Additionally, our ability to manage our personnel costs and operating expenses is subject to external factors such as unemployment levels, prevailing wage rates, healthcare and other benefit costs, changing demographics, and our reputation and relevance within the labor markets where we are located. Increases in the prevailing wage rates due to competitive market pressures or other factors could increase our personnel costs and operating expenses and have a material adverse effect on our business.

Manufacturer recall campaigns could adversely affect our business.

Manufacturer recall campaigns could adversely affect our new and pre-owned boat sales or customer residual trade-in valuations, could cause us to temporarily remove vehicles from our inventory, could force us to incur increased costs, and could expose us to litigation and adverse publicity related to the sale of recalled boats, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The products we sell or service may expose us to potential liability for personal injury, product liability or property damage claims relating to the use of those products.

Manufacturers of the products we sell generally maintain product liability insurance. We maintain third-party liability insurance with respect to the sale and servicing of boats and other watercrafts but do not maintain product liability insurance. We may therefore experience claims that are not covered by our insurance coverage. While we have not experienced material losses related to product liability, personal injury or property damage claims in the past, we could be exposed to such claims or losses in the future. The institution of any significant claims against us could subject us to damages, result in higher insurance costs, and harm our business reputation with potential customers.

If we cannot dispose of pre-owned boats acquired through our trade-in or direct purchase processes at prices that allow us to recover its costs, our profitability will be adversely affected.

The resale values of any pre-owned boats that we acquire through trade-ins or direct purchase may be lower than our estimates, which are based on expected retail sales prices. If the resale value of the pre-owned boats we acquire is lower than our estimates and/or we are not able to resell them timely or at all, it could have a material adverse effect on our business, results of operations and financial condition.

Additionally, certain pre-owned boats or other vehicles that we acquire through trade-ins may fail to meet our retail quality standards. Instead, we sell these units through a wholesale process. If the prices that we receive for our pre-owned boats sold in this process are not sufficient to cover the prices paid or credit given at trade-in for such pre-owned boats, it could have a material adverse effect on our business, results of operations and financial condition.

Adverse federal or state tax policies could have a negative effect on us.

Changes in federal and state tax laws, such as an imposition of luxury taxes on new boat purchases, increases in prevailing tax rates, and removal of certain interest deductions, may influence consumers’ decisions to purchase products we offer and could have a negative effect on our sales. For example, during 1991 and 1992, the federal government imposed a luxury tax on new recreational boats with sales prices in excess of $100,000, which coincided with a sharp decline in boating industry sales from a high of more than $17.9 billion in 1988 to a low of $10.3 billion in 1992. Any increase in tax rates, including those on capital gains and dividends, particularly those on high-income taxpayers, could adversely affect our boat sales.

Environmental and other regulatory issues may impact our operations.

Our operations are subject to comprehensive federal, state and local laws and regulations governing such matters as finance and insurance, consumer protection, consumer privacy, escheatment, anti-money laundering, discharges and emissions into the environment as well as environmental protection, human health and safety, and employment practices, including wage and hour and anti-discrimination legal requirements. These laws and regulations affect many aspects of our operations, such as requiring the acquisition of permits, licenses and other governmental approvals to conduct regulated activities, including the operation of recreational boats, restricting the manner in which we handle, recycle and dispose of our wastes, requiring capital and operating expenditures to construct, maintain and upgrade pollution control and containment equipment and facilities, imposing specific health and safety criteria addressing worker protection, and imposing liabilities for pollution or inappropriate payment or treatment of our workers with respect to our operations. The failure to satisfy those and other legal requirements could have a material adverse effect on our business, financial condition, and results of operations. In addition, failure to comply with those and other legal requirements, or with U.S. trade sanctions, the U.S. Foreign Corrupt Practices Act and other applicable laws or regulations could result in the assessment of damages, the imposition of sanctions including monetary penalties, changes to our processes, or a suspension or cessation of our operations, as well as damage to our image and reputation, all of which could have a material adverse effect on our business, results of operations and financial condition.

Numerous governmental agencies, including the U.S. Occupational Safety and Health Administration (“OSHA”), the U.S. Environmental Protection Agency (“EPA”) and similar federal agencies as well as analogous state and local agencies have jurisdiction over the operation of our stores, repair facilities, and other operations, with respect to matters such as consumer protection, human safety and environmental protection, including any contamination of or releases into ambient air, surface water and groundwater, and soil. Marine engine manufacturers are subject to emissions standards imposed under the Clean Air Act (“CAA”) and the EPA has enacted a number of legal requirements imposing more stringent emissions standards for two-cycle, gasoline outboard marine engines. It is possible that regulatory bodies such as the EPA may impose more stringent emissions standards in the future for marine engines, including with respect to recreational use. Any increased costs of those manufacturers producing engines resulting from current or future EPA standards could be passed on to dealers in the retail recreational boat industry, such as ourselves, or could result in the inability or potential unforeseen delays of these manufacturers to manufacture and make timely delivery of recreational boats to such dealers, which developments could have a material adverse effect on our business, results of operations and financial condition.

As with companies in the retail recreational boat industry generally, and parts and service operations in particular, our business involves the use, handling, storage, and contracting for recycling or disposal of waste materials, including hazardous or toxic substances and wastes as well as environmentally sensitive materials, such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline, and diesel fuels. Laws and regulations regarding the prevention of pollution or remediation of environmental contamination generally apply regardless of whether we lease or purchase the land and facilities. Additionally, certain of our stores and/or repair facilities utilize underground storage tanks (“USTs”) and above ground storage tanks (“ASTs”), primarily for storing and dispensing petroleum-based products. Storage tanks in the United States are generally subject to testing, containment, upgrading and removal requirements under the Resource Conservation and Recovery Act (“RCRA”) and its state law counterparts, as well as federal, state and local legal standards relating to investigation and remediation of contaminated soils and groundwater resulting from leaking tanks and lifts. We also may be subject to civil liability to third parties for remediation costs or other damages if leakage from our owned or operated tanks migrates onto the property of others.

Certain of our stores and/or repair facility properties have been operated by third parties whose use, handling and disposal of petroleum-based products or wastes were not under our control. We are subject to regulation by federal, state, and local authorities establishing investigatory, remedial, health and environmental quality standards and imposing liability related thereto, which liabilities may include sanctions, including monetary penalties for violations of those standards.

We also are subject to laws, ordinances, and regulations governing investigation and remediation of contamination at facilities we operate or to which we send hazardous or toxic substances or wastes for treatment, recycling, or disposal. In particular, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), also known as the Superfund law, and analogous state laws, impose joint, strict, and several liability on:

•	current owners or operators of facilities at, from, or to which a release of hazardous substances has occurred;
•	former owners and operators who owned or operated facilities at the time of disposal of hazardous substances;
•	parties that generated hazardous substances that were released at such facilities; and
•	parties that transported or arranged for the transportation of hazardous substances to such facilities.

A majority of states have adopted Superfund laws comparable to and, in some cases, more stringent than CERCLA. If we were to be found to be a responsible party under CERCLA or a similar state statute, we could be held liable for all investigative and remedial costs associated with addressing such contamination. In addition, claims alleging personal injury or property damage may be brought against us as a result of alleged exposure to hazardous substances resulting from our operations. Moreover, certain of our stores are located on waterways that are subject to federal laws, including the Clean Water Act and the Oil Pollution Act (“OPA”), as well as analogous state laws regulating navigable waters, oil pollution (including prevention and cleanup of the same), adverse impacts to fish and wildlife, and other matters. For example, under the OPA, owners and operators of vessels and onshore facilities may be subject to liability for removal costs and damages arising from an oil spill in waters of the United States.

Soil and groundwater contamination may exist at certain properties owned or leased by us. We may also be required to remove USTs, ASTs and inground lifts containing petroleum-based products and hazardous or toxic substances or wastes in the future. As to certain of our properties, including some of our properties that were previously used as gasoline service stations, specific releases of contaminants may require remediation in the future in accordance with state and federal guidelines. We are performing monitoring activities with respect to soil and groundwater as required by applicable state and federal guidelines. Historically, our costs of compliance with these investigatory, remedial and monitoring requirements have not had a material adverse effect on our results of operations; however, there can be no assurance that such costs will not be material in the future or that such future compliance will not have a material adverse effect on our business, results of operation and financial condition. We also may have additional storage tank liability insurance and other insurance coverage with respect to pollution-related liabilities where available, but such coverages may be insufficient to address such liabilities.

Environmental laws and regulations are complex and subject to frequent change. Compliance with amended, new, or more stringent laws or regulations, more strict interpretations of existing laws, or the future discovery of environmental conditions may require additional expenditures by us, and such expenditures may be material.

Additionally, certain states have imposed legal requirements or are considering the imposition of such requirements that would obligate buyers and/or operators of recreational boats to obtain a license in order to operate such boats. These requirements could discourage potential buyers of recreational boats, thereby limiting future sales and adversely affecting our business, financial condition, and results of operations.

Furthermore, the Patient Protection and Affordable Care Act increased our annual employee health care costs that we fund, and significantly increased our cost of compliance and compliance risk related to offering health care benefits.

Moreover, adverse changes in labor policy could lead to increased unionization efforts, which could lead to higher labor costs, disrupt our store operations, and adversely affect our business, results of operations and financial condition.

Our sales of boats produced by certain foreign manufacturers expose us to international political, economic, and other risks.

Our sales of boats produced by Absolute S.p.A. in Italy; Prestige, a division of Beneteau S.A., in France; and Riviera Australia Pty. Ltd. in Australia expose us to international political, economic, and other risks. We also import certain boat components from international suppliers which could further our exposure to such international risks. Protectionist trade legislation in the United States, the European Union, and other countries, such as changes in current tariff structures, export or import compliance laws, or other trade policies could adversely affect our ability to import boats or boat components from these foreign suppliers under economically favorable terms and conditions.

There have been recent changes, and future, additional changes may occur, to United States and foreign trade and tax policies, including heightened import restrictions, import and export licenses, new tariffs, trade embargoes, government sanctions, or trade barriers. Any of these restrictions could prevent or make it difficult or more costly for us to import boats and boat components from foreign suppliers under economically favorable terms and conditions. Increased tariffs could require us to increase our prices which likely could decrease demand for our products. In addition, other countries may limit their trade with the United States or retaliate through their own restrictions and/or increased tariffs which would affect our ability to export products and therefore adversely affect our sales.

Our foreign purchase of boats and boat components creates a number of logistical and communications challenges. The economic, political, and other risks we face resulting from these foreign purchases include the following:

•	compliance with U.S. and local laws and regulatory requirements as well as changes in those laws and requirements;
•	transportation delays or interruptions and other effects of less developed infrastructures;
•	limitations on imports and exports;
•	foreign exchange rate fluctuations;
•	imposition of restrictions on currency conversion or the transfer of funds;
•	maintenance of quality standards;
•	unexpected changes in regulatory requirements;
•	differing labor regulations;
•	potentially adverse tax consequences;
•	possible employee turnover or labor unrest;
•	the burdens and costs of compliance with a variety of foreign laws; and
•	political or economic instability.

Increased cybersecurity requirements, vulnerabilities, threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, and data. Our business operations could be negatively impacted by an outage or breach of our informational technology systems or a cybersecurity event.

Our business is dependent upon the efficient operation of our information systems. The systems facilitate the interchange of information and enhance cross-selling opportunities throughout our company. The systems integrate each level of operations on a Company-wide basis, including but not limited to purchasing, inventory, receivables, payables, financial reporting, budgeting, marketing and sales management. They also prepare our consolidated financial and operating data. The failure of our information systems to perform as designed or the failure to maintain and enhance or protect the integrity of these systems could disrupt our business operations, impact sales and the results of operations, expose us to customer or third-party claims, or result in adverse publicity.

Increased global cybersecurity vulnerabilities, threats and more sophisticated and targeted cyber-related attacks pose a risk to the security of our and our customers’, suppliers’ and third-party service providers’ products, systems and networks and the confidentiality, availability and integrity of our data. Unauthorized parties may also attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud, trickery, or other forms of deceiving our team members, contractors, vendors, and temporary staff. While we attempt to mitigate these risks by employing a number of measures, including employee training, systems, monitoring and testing, and maintenance of protective systems and contingency plans, we remain potentially vulnerable to additional known or unknown threats.

We may also have access to sensitive, confidential or personal data or information that is subject to privacy, security laws, and regulations. Despite our efforts to protect sensitive, confidential or personal data or information, we may be vulnerable to security breaches, theft, misplaced or lost data, programming errors, employee errors and/or malfeasance that could potentially lead to the compromising of sensitive, confidential or personal data or information, improper use of our systems, unauthorized access, use, disclosure, modification or destruction of information, and operational disruptions. It is possible that we might not be aware of a successful cyber-related attack on our systems until well after the incident. In addition, a cyber-related attack could result in other negative consequences, including damage to our reputation or competitiveness, remediation or increased protection costs, litigation or regulatory action, and could adversely affect our business, financial condition, and results of operations. Depending on the nature of the information compromised, we may have obligations to notify customers and/or employees about the incident, and we may need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident.

We may be named in litigation, which may result in substantial costs and reputational harm and divert management’s attention and resources.

We face legal risks in our business, including claims from disputes with our employees and our former employees and claims associated with general commercial disputes, product liability, personal injury and other matters. Risks associated with legal liability often are difficult to assess or quantify and their existence and magnitude can remain unknown for significant periods of time. While we maintain automobile, directors and officers, general liability, inventory, property and workers compensation insurance, the amount of insurance coverage may not be sufficient to cover a claim and the continued availability of this insurance cannot be assured. Additionally, we may be named in the future as defendants of class action lawsuits. Negative publicity from litigation, whether or not resulting in a substantial cost, could materially damage our reputation. We may in the future be the target of litigation and this litigation may result in substantial costs and reputational harm and divert management’s attention and resources. Costs, harm to our reputation and diversion could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to enforce our intellectual property rights and we may be accused of infringing the intellectual property rights of third parties, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on a number of trade names with respect to the dealer groups that we have acquired, which we do not re-brand under our “OneWater” mark. If any of our current trade names or any trademarks that we may own in the future become generic or if third parties adopt marks similar to our marks, our ability to differentiate our dealer groups may be adversely affected, we could lose brand recognition and be forced to devote additional resources to advertising and marketing for our dealer groups. From time to time, we may be compelled to protect our intellectual property, which may involve litigation. Such litigation may be time-consuming, expensive and distract our management from running the day-to-day operations of our business, and could result in the impairment or loss of the involved intellectual property. There is no guarantee that the steps we take to protect our intellectual property, including litigation when necessary, will be successful.

Other parties also may claim that we infringe their proprietary rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages. These claims could have a material adverse effect on our business, results of operations and financial condition.

Changes in the assumptions used to calculate our acquisition related contingent consideration liabilities could have a material adverse impact on our financial results.

Some of our acquisitions have included, and future acquisitions may include, contingent consideration liabilities relating to payments based on the future performance of the operations acquired. Under generally accepted accounting principles, we are required to estimate the fair value of any contingent consideration. Our estimates of fair value are based upon assumptions believed to be reasonable but which are uncertain and involve significant judgments. Changes in business conditions or other events could materially change the projection of future earnings used in the fair value calculations of contingent consideration liabilities. We reassess the fair value quarterly, and increases or decreases based on the actual or expected future performance of the acquired operations will be recorded in our results of operations. These quarterly adjustments could have a material effect on our results of operations.

An impairment in the carrying value of long-lived assets, goodwill and identifiable intangible assets could negatively impact our financial results and net worth.

Our long-lived assets, such as property and equipment, are required to be reviewed for impairment whenever events or changes in circumstance indicate that the carrying value of an asset may not be recoverable. As of March 31, 2019, we have approximately $21.8 million of property and equipment, net of accumulated depreciation, recorded on our consolidated balance sheet. Recoverability of an asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent our best estimate based on currently available information and reasonable and supportable assumptions. Our impairment loss calculations contain uncertainties because they require us to make assumptions and to apply judgment in order to estimate expected future cash flows.

Additionally, our goodwill and identifiable intangible assets are recorded at fair value at the time of acquisition and is not amortized, but reviewed for impairment at least annually or more frequently if impairment indicators arise. In evaluating the potential for impairment of goodwill, we make assumptions regarding industry conditions, our future financial performance, and other factors. Uncertainties are inherent in evaluating and applying these factors to the assessment of goodwill. While we do not believe there is a reasonable likelihood that there will be a change in the judgments and assumptions used in our assessments of goodwill and long-lived assets which would result in a material effect on our operating results, we cannot predict whether events or circumstances will change in the future that could result in non-cash impairment charges that could adversely impact our financial results and net worth.

Our same-store sales may fluctuate and may not be a meaningful indicator of future performance.

Our same-store sales may vary from quarter to quarter. A number of factors have historically affected, and will continue to affect, our same-store sales results, including:

•	changes or anticipated changes to regulations related to some of the products we sell;
•	consumer preferences, buying trends and overall economic trends;
•	our ability to identify and respond effectively to local and regional trends and customer preferences;
•	our ability to provide quality customer service that will increase our conversion of shoppers into paying customers;
•	competition in the regional market of a store;
•	atypical weather patterns;
•	changes in our product mix;
•	changes in sales of services; and
•	changes in pricing and average unit sales.

An unanticipated decline in revenues or same-store sales may cause the price of our Class A common stock to fluctuate significantly.

Changes in accounting standards could significantly affect our results of operations and the presentation of those results.

The Financial Accounting Standards Board, the SEC, or other accounting organizations or governmental entities frequently issue new pronouncements or new interpretations of existing accounting standards. Changes in accounting standards, how the accounting standards are interpreted, or the adoption of new accounting standards can have a significant effect on our reported results, and could even retroactively affect previously reported transactions, and may require that we make significant changes to our systems, processes and controls. Changes resulting from these new standards may result in materially different financial results and may require that we change how we process, analyze and report financial information and that we change financial reporting controls. Such changes in accounting standards may have an adverse effect on our business, financial position, and income, which may negatively impact our financial results.

We primarily lease our stores. If we are unable to maintain those leases or locate alternative sites for our stores in our target markets and on terms that are acceptable to us, our revenues and profitability could be adversely affected.

We lease substantially all of the real properties where we have operations, including, as of May 31, 2019, 55 of our stores. Most stores operate under long-term leases with an initial term of 10 years and renewal options for an additional 10 years. Additionally, we have entered into dealership leases with certain of the Legacy Owners for which we incurred $1.8 million and $2.1 million in lease expense in the fiscal years ended September 30, 2018 and 2017, respectively, and $1.0 million in lease expense in the six months ended March 31, 2019. There can be no assurance that we will be able to maintain our existing store locations as leases expire, extend the leases or be able to locate alternative sites in our target markets and on favorable terms. Any failure to maintain our existing store locations, extend the leases or locate alternative sites on favorable or acceptable terms could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering and Our Class A Common Stock

OneWater Inc. is a holding company. OneWater Inc.’s only material asset after completion of this offering will be its equity interest in OneWater LLC, and OneWater Inc. will accordingly be dependent upon distributions from OneWater LLC to pay taxes, make payments under the Tax Receivable Agreement and cover OneWater Inc.’s corporate and other overhead expenses.

OneWater Inc. is a holding company and will have no material assets after completion of this offering other than its equity interest in OneWater LLC. Please see “Corporate Reorganization.” OneWater Inc. will have no independent means of generating revenue. To the extent OneWater LLC has available cash and subject to the terms of any current or future debt instruments, the OneWater LLC Agreement will require OneWater LLC to make pro rata cash distributions to OneWater Unit Holders, including OneWater Inc., in an amount sufficient to allow OneWater Inc. to pay its taxes and to make payments under the Tax Receivable Agreement it will enter into with certain of the OneWater Unit Holders. We generally expect OneWater LLC to fund such distributions out of available cash and in the event that payments under the Tax Receivable Agreement are accelerated, where applicable, we generally expect to fund such accelerated payment out of the proceeds of the change of control transaction giving rise to such acceleration. When OneWater LLC makes distributions, the OneWater Unit Holders will be entitled to receive proportionate distributions based on their interests in OneWater LLC at the time of such distribution. In addition, the OneWater LLC Agreement will require OneWater LLC to make non-pro rata payments to OneWater Inc. to reimburse it for its corporate and other overhead expenses, which payments are not treated as distributions under the OneWater LLC Agreement. To the extent that OneWater Inc. needs funds and OneWater LLC or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any current or future financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

Moreover, because OneWater Inc. will have no independent means of generating revenue, OneWater Inc.’s ability to make tax payments and payments under the Tax Receivable Agreement is dependent on the ability of OneWater LLC to make distributions to OneWater Inc. in an amount sufficient to cover OneWater Inc.’s tax obligations and obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of OneWater LLC’s subsidiaries to make distributions to it. The ability of OneWater LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by OneWater LLC or its subsidiaries and other entities in which it directly or indirectly holds an equity interest. To the extent that OneWater Inc. is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of the Nasdaq, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;
•	comply with rules promulgated by the Nasdaq;
•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;
•	inaccurate implementation or interpretation of GAAP;

•	establish new internal policies, such as those relating to insider trading; and
•	involve and retain to a greater degree outside counsel and accountants in the above activities.

Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal controls over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal controls over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending September 30, 2024. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in those internal controls. For example, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing internal control over financial reporting required to comply with this obligation. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

During the course of preparing for this offering, we and our independent registered public accounting firm have identified a material weakness in internal control over financial reporting as of September 30, 2018 and 2017.The material weakness relates to our review controls over key assumptions used in the September 30, 2017 valuation of warrants, which did not operate at a sufficient level of precision to timely detect and prevent a material misstatement that resulted from a material change in the value of the warrants. Specifically, because the warrants were outstanding for less than a year, we did not engage a specialist to assist management in completing a valuation of the warrants. In addition, in the preparation of the warrants’ valuation at September 30, 2018, our internal controls with respect to the valuation of the warrants did not appropriately identify the portion of the change in the warrants’ value related to fiscal 2017 that was initially recorded in fiscal 2018. Accordingly, we restated our financial statements as of and for the fiscal years ended September 30, 2018 and 2017. For additional information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Controls and Procedures” and Note 21 to our audited historical financial statements included elsewhere in this prospectus.

We are enhancing our internal controls, processes and related documentation necessary to remediate our material weakness and to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, such as the one we identified as described above, we may be unable to conclude that our internal controls are effective. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;
•	fraudulent action of an individual or collusion of two or more people;
•	inappropriate management override of procedures; and
•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

If we fail to remediate the material weakness in our internal control over financial reporting, or experience any additional material weaknesses in the future or otherwise fail to develop or maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As a result of being a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning in the year following our first annual report required to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Additionally, when we cease to be an “emerging growth company” under the federal securities laws, our independent registered public accounting firm may be required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A common stock to decline.

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting (Conflicts of Interest),” and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

•	quarterly variations in our financial and operating results;
•	the public reaction to our press releases, our other public announcements and our filings with the SEC;
•	strategic actions by our competitors;

•	changes in revenue, same-store sales or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
•	speculation in the press or investment community;
•	the failure of research analysts to cover our Class A common stock;
•	sales of our Class A common stock by us or other stockholders, or the perception that such sales may occur;
•	changes in accounting principles, policies, guidance, interpretations or standards;
•	additions or departures of key management personnel;
•	actions by our stockholders;
•	general market conditions, including fluctuations in commodity prices;
•	domestic and international economic, legal and regulatory factors unrelated to our performance; and
•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and materially harm our business, operating results and financial condition.

The Legacy Owners have the ability to direct the voting of a majority of our voting stock, and their interests may conflict with those of our other stockholders.

Upon completion of this offering, the Legacy Owners will own approximately          % of our voting stock (or approximately       % if the underwriters’ option to purchase additional shares is exercised in full). As a result, the Legacy Owners will be able to control matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. The interests of the Legacy Owners with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

For example, the Legacy Owners may have different tax positions from us, especially in light of the Tax Receivable Agreement, that could influence their decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness, or the termination of the Tax Receivable Agreement and acceleration of our obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to our tax reporting positions may take into consideration the Legacy Owners tax or other considerations which may differ from the considerations of us or our other stockholders. Please read “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Given this concentrated ownership, the Legacy Owners would have to approve any potential acquisition of us. Furthermore, in connection with this offering, we will enter into a stockholders’ agreement with the Principal Stockholders. We expect that the Stockholders’ Agreement will provide for, among other things, the right to appoint directors to our board of directors by certain of the Principal Stockholders. Due to the Stockholders’ Agreement, the Principal Stockholders will also be deemed a group for purposes of certain rules and regulations of the SEC. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” The existence of significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. Moreover, the Principal Stockholders’ concentration of stock ownership may adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.

We may use proceeds from this offering to pay or otherwise fund certain of our contractual obligations, including obligations with certain Legacy Owners.

On October 28, 2016, Goldman and Beekman purchased, among other things, Opco Preferred Units. Pursuant to the terms of Opco’s First Amended and Restated Limited Liability Company Agreement, holders of the Opco Preferred Units (“Opco Preferred Holders”) are entitled to certain returns and distributions at a specified percent per annum and to redemption rights in certain instances. We intend to use a portion of the net proceeds from this offering to redeem all of the shares of Opco Preferred Units held by Goldman and Beekman. As of September 30, 2018 and March 31, 2019, the redemption amount of the Opco Preferred Units held by Goldman and Beekman was $81.3 million and $84.6 million, respectively. Please see “Use of Proceeds” and “Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—Opco Preferred Units” for additional information.

Certain of our executive officers and directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our executive officers and directors, who are responsible for managing the direction of our operations, hold positions of responsibility with other entities (including affiliated entities) that are in the boat retail industry. These executive officers and directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our management’s business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Certain Relationships and Related Party Transactions.”

Goldman, Beekman and their respective affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable them to benefit from corporate opportunities that might otherwise be available to us.

Our governing documents will provide that Goldman, Beekman and their respective affiliates (including any of their portfolio investments) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In particular, subject to the limitations of applicable law, our certificate of incorporation will, among other things:

•	permit Goldman, Beekman and their respective affiliates to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and
•	provide that if Goldman, Beekman or their respective affiliates, or any employee, partner, member, manager, officer or director of such entities who is also one of our directors or officers, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

Goldman, Beekman or their respective affiliates may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Furthermore, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, Goldman, Beekman or their respective affiliates may own and may dispose of certain boat and water vehicle properties or assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to Goldman, Beekman and their respective affiliates could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours.

A significant reduction by the Principal Stockholders of their ownership interests in us could adversely affect us.

We believe that the Principal Stockholders’ ownership interests in us provide such stockholders with an economic incentive to assist us to be successful. Upon the expiration or earlier waiver of the lock-up restrictions, if any, on transfers or sales of our securities following the completion of this offering, the Principal Stockholders will not be subject to any obligation to maintain their ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce their ownership interest in us. If any of the Principal Stockholders sells all or a substantial portion of its ownership interest in us, it may have less incentive to assist in our success and its affiliate(s) that may be serving as members of our board of directors, if any, may resign. Such actions could adversely affect our ability to successfully implement our business strategies which could adversely affect our cash flows or results of operations.

Our certificate of incorporation and bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock and could deprive our investors of the opportunity to receive a premium for their shares.

Our certificate of incorporation will authorize our board of directors to issue preferred stock without stockholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders. These provisions include:

•	after we cease to be a controlled company, dividing our board of directors into three classes of directors, with each class serving staggered three-year terms;
•	after we cease to be a controlled company, and subject to the terms of our Stockholders’ Agreement, providing that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by stockholders holding a majority of the outstanding shares);
•	after we cease to be a controlled company, permitting any action by stockholders to be taken only at an annual meeting or special meeting rather than by a written consent of the stockholders, subject to the rights of any series of preferred stock with respect to such rights;
•	after we cease to be a controlled company, permitting special meetings of our stockholders to be called only by our Chief Executive Officer, the chairman of our board of directors and our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships;
•	after we cease to be a controlled company, and subject to the rights of the holders of shares of any series of our preferred stock and the terms of our Stockholders’ Agreement, requiring the affirmative vote of the holders of at least 66 2⁄3% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for “cause”;
•	prohibiting cumulative voting in the election of directors;
•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

•	providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

In addition, certain change of control events have the effect of accelerating the payment due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. Please see “—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, OneWater Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.”

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $       per share.

Based on the initial public offering price of $          per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $       per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of March 31, 2019 after giving effect to this offering would be $       per share. If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $          or $          , respectively. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

We do not intend to pay cash dividends on our Class A common stock, and our Credit Facilities place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Additionally, the Credit Facilities place certain restrictions on our ability to pay cash dividends. Any future credit agreements or financing arrangements may also contain restrictions on our ability to pay cash dividends. Consequently, your only opportunity, while such dividend restrictions remain in place, to achieve a return on your investment in us may be to sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of Class A common stock in subsequent public offerings. We may also issue additional shares of Class A common stock or convertible securities. After the completion of this offering, we will have          outstanding shares of Class A common stock (or          shares of Class A common stock if the underwriters’ option to purchase additional shares is exercised in full). This number includes          shares that we are selling in this offering and          shares that we may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, and assuming full exercise of the underwriters’ option to purchase additional shares, the Legacy Owners will own          shares of our Class A common stock and            shares of our Class B common stock, or approximately          % of our total outstanding shares. Certain OneWater Unit Holders will be party to a registration rights agreement, which will require us to effect the registration of any shares of Class A common stock that they receive in exchange for their OneWater LLC Units in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of          shares of our Class A common stock issued or reserved for issuance under our long term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, all of our directors that will own equity in us following the completion of this offering, all of our executive officers and substantially all of the Legacy Owners have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See “Underwriting (Conflicts of Interest)” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

OneWater Inc. will be required to make payments under the Tax Receivable Agreement for certain tax benefits that it may claim, and the amounts of such payments could be significant.

In connection with the closing of this offering, OneWater Inc. will enter into a Tax Receivable Agreement with certain of the OneWater Unit Holders. This agreement will generally provide for the payment by OneWater Inc. to each OneWater Unit Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that OneWater Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of certain increases in tax basis available to OneWater Inc. as a result of the exercise of the Redemption Right or the Call Right, and certain benefits attributable to imputed interest. OneWater Inc. will retain the benefit of the remaining 15% of these net cash savings.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless OneWater Inc. exercises its right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including OneWater Inc.’s breach of a material obligation thereunder or certain mergers or other changes of control), and OneWater Inc. makes the termination payment specified in the Tax Receivable Agreement. In addition, payments OneWater Inc. makes under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to commence in          and to continue for          years after the date of the last redemption of the OneWater LLC Units.

The payment obligations under the Tax Receivable Agreement are OneWater Inc.’s obligations and not obligations of OneWater LLC, and we expect that the payments OneWater Inc. will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of OneWater Inc.’s realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise. The actual increases in tax basis covered by the Tax Receivable Agreement, as well as the amount and timing of OneWater Inc.’s ability to use any deductions (or decreases in gain or increases in loss) arising from such increases in tax basis, are dependent upon significant future events, including but not limited to the timing of the redemptions of OneWater LLC Units, the price of OneWater Inc.’s Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder’s tax basis in its OneWater LLC Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character, and timing of taxable income OneWater Inc. generates in the future, the timing and amount of any earlier payments that OneWater Inc. may have made under the Tax Receivable Agreement, the U.S. federal income tax rate then applicable, and the portion of OneWater Inc.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Accordingly, estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is also by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally are calculated by comparing OneWater Inc.’s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount OneWater Inc. would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. Thus, the amount and timing of any payments under the Tax Receivable Agreement are also dependent upon significant future events, including those noted above in respect of estimating the amount and timing of OneWater Inc.’s realization of tax benefits. Any distributions made by OneWater LLC to OneWater Inc. in order to enable OneWater Inc. to make payments under the Tax Receivable Agreement, as well as any corresponding pro rata distributions made to the other OneWater Unit Holders could have an adverse impact on our liquidity.

The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under a Tax Receivable Agreement having a continued ownership interest in OneWater Inc. or OneWater LLC. For additional information regarding the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, OneWater Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

If OneWater Inc. experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at OneWater Inc.’s election or as a result of OneWater Inc.’s breach), OneWater Inc. would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (determined by applying a discount rate equal to the long-term Treasury rate in effect on the applicable date plus          basis points) and such early termination payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) that OneWater Inc. has sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement, and (ii) that any OneWater LLC Units (other than those held by OneWater Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the early termination payment relates.

If OneWater Inc. experiences a change of control (as defined under the Tax Receivable Agreement) or the Tax Receivable Agreement otherwise terminates early (at OneWater Inc.’s election or as a result of OneWater Inc.’s breach), OneWater Inc.’s obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreement were terminated immediately after this offering, the estimated early termination payment would, in the aggregate, be approximately $          million (calculated using a discount rate equal to the long-term Treasury rate in effect on the applicable date plus        basis points, applied against an undiscounted liability of $          million calculated at the 21% U.S. federal corporate income tax rate and estimated applicable state and local income tax rates). The foregoing number is merely an estimate and the actual payment could differ materially. In the event that OneWater Inc.’s obligation to make payments under the Tax Receivable Agreement is accelerated as a result of a change of control, where applicable, we generally expect the accelerated payments due under the Tax Receivable Agreement to be funded out of the proceeds of the change of control transaction giving rise to such acceleration. However, OneWater Inc. may be required to fund such payment from other sources, and as a result, any early termination of the Tax Receivable Agreement could have a substantial negative impact on our liquidity. We do not currently expect to cause an acceleration due to OneWater Inc.’s breach, and we do not currently expect that OneWater Inc. would elect to terminate the Tax Receivable Agreement early, except in cases where the early termination payment would not be material. There can be no assurance that OneWater Inc. will be able to meet its obligations under the Tax Receivable Agreement.

Please read “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In the event that OneWater Inc.’s payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of OneWater Inc.’s Class A common stock could be substantially reduced.

If OneWater Inc. experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations), OneWater Inc. would be obligated to make an immediate payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. As a result of this payment obligation, holders of OneWater Inc.’s Class A common stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, OneWater Inc.’s payment obligations under the Tax Receivable Agreement will not be conditioned upon the OneWater Unit Holders’ having a continued interest in OneWater Inc. or OneWater LLC. Accordingly, the OneWater Unit Holders’ interests may conflict with those of the holders of OneWater Inc.’s Class A common stock. Please read “Risk Factors—Risks Related to this Offering and Our Class A Common Stock— In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits OneWater Inc. realizes, if any, in respect of the tax attributes subject to the Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

OneWater Inc. will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that OneWater Inc. will determine and the IRS or another tax authority may challenge all or part of the tax basis increase, as well as other related tax positions OneWater Inc. takes, and a court could sustain such challenge. The OneWater Unit Holders will not reimburse OneWater Inc. for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any OneWater Unit Holder will be netted against future payments that would otherwise be made to such

OneWater Unit Holder, if any, after OneWater Inc.’s determination of such excess (which determination may be made a number of years following the initial payment and after future payments have been made). As a result, in such circumstances, OneWater Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could materially adversely affect its liquidity.

If OneWater LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, OneWater Inc. and OneWater LLC might be subject to potentially significant tax inefficiencies, and OneWater Inc. would not be able to recover payments previously made by it under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that OneWater LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, redemptions of OneWater LLC Units pursuant to the Redemption Right (or the Call Right) or other transfers of OneWater LLC Units could cause OneWater LLC to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that redemptions or other transfers of OneWater LLC Units qualify for one or more such safe harbors. For example, we intend to limit the number of unitholders of OneWater LLC, and the OneWater LLC Agreement, which will be entered into in connection with the closing of this offering, will provide for limitations on the ability of unitholders of OneWater LLC to transfer their OneWater LLC Units and will provide OneWater Inc., as managing member of OneWater LLC, with the right to impose restrictions (in addition to those already in place) on the ability of unitholders of OneWater LLC to redeem their OneWater LLC Units pursuant to the Redemption Right to the extent OneWater Inc. believes it is necessary to ensure that OneWater LLC will continue to be treated as a partnership for U.S. federal income tax purposes.

If OneWater LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for OneWater Inc. and for OneWater LLC, including as a result of OneWater Inc.’s inability to file a consolidated U.S. federal income tax return with OneWater LLC. In addition, OneWater Inc. may not be able to realize tax benefits covered under the Tax Receivable Agreement, and OneWater Inc. would not be able to recover any payments previously made by it under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of OneWater LLC’s assets) were subsequently determined to have been unavailable.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of OneWater Inc.’s income or other tax returns could adversely affect its results of operations and financial condition.

We may be subject to taxes by the U.S. federal, state, and local tax authorities and its future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of its deferred tax assets and liabilities;
•	expected timing and amount of the release of any tax valuation allowances;
•	tax effects of stock-based compensation; or
•	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of its income, sales and other transaction taxes by U.S. federal, state, and local taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), as a result of our ownership of OneWater LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the sole managing member of OneWater LLC, we will control and operate OneWater LLC. On that basis, we believe that our interest in OneWater LLC is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of OneWater LLC, our interest in OneWater LLC could be deemed an “investment security” for purposes of the 1940 Act.

We and OneWater LLC intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

We expect to be a “controlled company” within the meaning of the rules of the Nasdaq and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.

Upon completion of this offering, the Principal Stockholders will own a majority of the combined voting power of all classes of our outstanding voting stock. Additionally, we expect that the Principal Stockholders will be deemed a group for purposes of certain rules and regulations of the SEC as a result of the Stockholders’ Agreement. As a result, we expect to be a controlled company within the meaning of the Nasdaq’s corporate governance standards. Under the rules of the Nasdaq, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain Nasdaq corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors as defined under the rules of the Nasdaq;
•	director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is composed entirely of independent directors; and
•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements will not apply to us as long as we remain a controlled company. Following this offering, we intend to utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq. See “Management.”

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. Additionally, as an emerging growth company, we are required to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. Additionally, we intend to take advantage of the extended transition periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company. Our election to use the transition periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the extended transition periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards.

If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes “forward-looking statements.” All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” included in this prospectus. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.

Forward-looking statements may include statements about

•	general economic conditions, including changes in employment levels, consumer demand, preferences and confidence levels, fuel prices, levels of discretionary income and consumer spending patterns;
•	economic conditions in certain geographic regions in which we primarily generate our revenue;
•	credit markets and the availability and cost of borrowed funds;
•	our business strategy, including acquisitions and same-store growth;
•	our ability to integrate acquired dealer groups;
•	our ability to maintain our relationships with manufacturers, including meeting the requirements of our dealer agreements and receiving the benefits of certain manufacturer incentives;
•	our ability to finance working capital and capital expenditures;
•	general domestic and international political and regulatory conditions, including changes in tax or fiscal policy;
•	our ability to maintain acceptable pricing for our products and services, including financing, insurance and extended service contracts;
•	our operating cash flows, the availability of capital and our liquidity;
•	our future revenue, same-store sales, income, financial condition, and operating performance;
•	our ability to sustain and improve our utilization, revenue and margins;
•	competition;
•	seasonality and inclement weather such as hurricanes, severe storms, fire and floods, generally and in certain geographic regions in which we primarily generate our revenue;
•	our ability to manage our inventory and retain key personnel;
•	environmental conditions and real or perceived health or safety risks;
•	any potential tax savings we may realize as a result of our organizational structure;
•	uncertainty regarding our future operating results and profitability; and
•	plans, objectives, expectations and intentions contained in this prospectus that are not historical.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, decline in demand for our products and services, the seasonality and volatility of the boat industry, our acquisition strategies, the inability to comply with the financial and other covenants and metrics in our Credit Facilities, cash flow and access to capital, the timing of development expenditures and the other risks described under “Risk Factors” in this prospectus.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Any forward looking statement that we make in this prospectus speaks only as of the date of such statement. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $       million after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $       million, in the aggregate. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we expect to receive approximately $      million of net proceeds.

We intend to contribute the net proceeds of this offering received by us to OneWater LLC in exchange for OneWater LLC Units. OneWater LLC will use the net proceeds (i) to redeem the Opco Preferred Units held by Goldman and Beekman, (ii) to repay the GS/BIP Credit Facility and (iii) for general corporate purposes. We currently expect that we will use the net proceeds from this offering as follows:

Description	Amount
(in millions)
Redemption of the Opco Preferred Units(1)	$
Repayment of the GS/BIP Credit Facility(2)
General corporate purposes
Total net proceeds
(1)	The Opco Preferred Units incur (i) a “preferred return” at a rate of 10% per annum, compounded quarterly, on (a) the aggregate amount of capital contributions made, minus any prior distributions (the “unreturned preferred amount”), plus (b) any unpaid preferred returns for prior periods, and (ii) a “preferred target distribution” at a rate of 10% per annum on the unreturned preferred amount multiplied by (a) 40% for the calendar quarters ending March 31, 2019, June 30, 2019 and September 30, 2019, (b) 60% for each calendar quarters ending December 31, 2019, March 31, 2020, June 30, 2020 and September 30, 2020, and (c) 80% for each calendar quarter thereafter. The preferred target distribution proportionally adjusts the amount of capital contribution of each Opco Preferred Holder.
(2)	The term loan and revolving line of credit issued under the GS/BIP Credit Facility both mature on October 28, 2021 but we expect that completion of this offering will trigger the mandatory prepayment obligations under the GS/BIP Credit Facility. The GS/BIP Credit Facility accrues interest at a rate of (i) the Applicable Cash Rate, which is payable in cash, plus (ii) the Applicable PIK Rate, which is payable in kind by increasing the principal amount of the underlying loan (each, as defined in the GS/BIP Credit Facility), which rates are set forth below. Additionally, we pay a commitment fee calculated based on the unused amount under the term loan and revolving line of credit, times 0.50% per annum.
Time Period	Applicable Cash Rate	Applicable PIK Rate
October 28, 2016 through October 31, 2018	0.00%	10.00%
November 1, 2018 through October 31, 2019	4.00%	6.00%
November 1, 2019 through October 31, 2020	6.00%	4.00%
November 1, 2020 through the maturity date and thereafter	8.00%	2.00%

A $1.00 increase or decrease in the assumed initial public offering price of $       per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses received by us to increase or decrease, respectively, by approximately $       , assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same. An increase or decrease of one million shares offered by us at an assumed offering price of $       per share would cause the net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses received by us to increase or decrease, respectively, by approximately $       .

If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares by us, we would contribute the additional net proceeds received by us to OneWater LLC in exchange for OneWater LLC Units. OneWater LLC intends to use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued by us, then we would decrease the amount of net proceeds contributed to OneWater LLC and OneWater LLC would reduce by a corresponding amount the net proceeds directed to general corporate purposes. Any reduction in net proceeds may cause us to need to borrow additional funds under our Credit Facilities to fund our operations, which would increase our interest expense and decrease our net income.

Goldman and one of its affiliates will receive 5% or more of the net proceeds of this offering by reason of the repayment of amounts due under our GS/BIP Credit Facility and the redemption of the Opco Preferred Units. As a result, Goldman will receive approximately $       million of the net proceeds of this offering and will be deemed to have a “conflict of interest” with us within the meaning of Rule 5121 of FINRA. See “Underwriting (Conflicts of Interest).”

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, under our Credit Facilities, Opco is restricted from paying cash dividends, and we expect these restrictions to continue in the future, which may in turn limit our ability to pay cash dividends on our Class A common stock. Our ability to pay cash dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities that we or our subsidiaries may issue. See “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—We do not intend to pay cash dividends on our Class A common stock, and our Credit Facilities place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2019:

•	of OneWater LLC and its subsidiaries on an actual basis; and
•	of OneWater Inc. on an as adjusted basis after giving effect to (i) the transactions described under “Corporate Reorganization,” (ii) the sale of shares of our Class A common stock in this offering at the initial offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization,” “Use of Proceeds,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2019
	OneWater LLC Actual(1)	OneWater Inc. As Adjusted(2)
	(in thousands, except share counts and par value)
Cash and cash equivalents	$15,489	$
Long-term debt:
GS/BIP Credit Facility	$49,105	$
Acquisition notes payable(3)	15,739
Commercial vehicles notes payable(4)	2,354
Total long-term debt	$67,198
Less unamortized portion of debt issuance costs	$900
Total debt	$66,298	$
Other Liabilities
LLC warrants	$59,823		—
Redeemable preferred interest in subsidiary	83,620		—
Member/Stockholders’ equity:
Members’ equity	$9,351	$
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); shares authorized, shares issued and outstanding (As Adjusted)	—
Class B common stock, $0.01 par value, no shares authorized, issued or outstanding (Actual); shares authorized, shares issued and outstanding (As Adjusted)	—
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding (Actual), shares authorized, no shares issued and outstanding (As Adjusted)	—
Additional paid-in capital	—
Non-controlling interests(5)	5,140
Total member/stockholders’ equity	$14,491	$
Total capitalization	$224,232	$
(1)	OneWater Inc. was incorporated on April 3, 2019. The data in this table has been derived from the historical consolidated financial statements included in this prospectus which pertain to the assets, liabilities and expenses of our accounting predecessor, OneWater LLC.
(2)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease total equity and total capitalization by approximately $ million and $ million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of one million shares offered by us at an assumed offering price of $       per share would increase or decrease total equity and total capitalization by approximately $       million and $       million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Any decrease in either the assumed initial public offering price of $       per share or the number of shares we are offering, or a combination of both, that results in a total decrease of $       million or more in the expected proceeds of this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, would result in an equivalent total decrease in cash and cash equivalents.

(3)	In connection with certain of our acquisitions of dealer groups, we have entered into notes payable with the acquired entities to finance these acquisitions. As of March 31, 2019, our indebtedness associated with our 12 acquisition notes payable totaled an aggregate of $15.7 million with an weighted average interest rate of 5.5% per annum. As of March 31, 2019, the principal amount outstanding under these acquisition notes payable ranged from $0.2 million to $3.1 million, and the maturity dates ranged from April 1, 2019 to February 1, 2022.
(4)	We have entered into multiple notes payable with various commercial lenders in connection with our acquisition of certain vehicles utilized in our retail operations. Such notes bear interest ranging from 1.0% to 6.5% per annum, require monthly payments of approximately $45,000, and mature on dates between March 2020 to July 2024. As of March 31, 2019, we had $2.4 million outstanding under the commercial vehicles note payable.
(5)	On an as adjusted basis, includes the membership interests not owned by us, which represents % of OneWater LLC’s outstanding common units. The Legacy Owners will hold the % non-controlling interest in OneWater LLC. OneWater Inc. will hold % of the economic interests in OneWater LLC and the Legacy Owners will hold % of the economic interests in OneWater LLC.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of March 31, 2019, after giving pro forma effect to the transactions described under “Corporate Reorganization,” was approximately $       million, or $      per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds of $      million (after deducting estimated underwriting discounts and commissions and estimated offering expenses and the application of such proceeds as described in “Use of Proceeds”), our adjusted pro forma net tangible book value as of March 31, 2019 would have been approximately $      million, or $      per share. This represents an immediate increase in the net tangible book value of $      per share to the Legacy Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $      per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of the OneWater LLC Units have been exchanged for Class A common stock):

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2019 (before this offering and after giving effect to our corporate reorganization)	$
Increase per share attributable to new investors in this offering
As adjusted pro forma net tangible book value per share after giving further effect to this offering
Dilution in pro forma net tangible book value per share to new investors in this offering(1)		$
(1)	If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $ or $ , respectively.

The following table summarizes, on an adjusted pro forma basis as of March 31, 2019, the total number of shares of Class A common stock owned by the Legacy Owners (assuming that 100% of the OneWater LLC Units held by the Legacy Owners have been exchanged for Class A common stock (and the corresponding shares of Class B common stock have been cancelled)) and to be owned by new investors, the total consideration paid, and the average price per share paid by the Legacy Owners and to be paid by new investors in this offering at $          , calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(in thousands)
Legacy Owners		%	$	%	$
New investors in this offering		%	$	%	$
Total		%	$	%	$

The data in the table excludes             shares of Class A common stock initially reserved for issuance under our long-term incentive plan.

Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share of Class A common stock would increase (decrease) the total consideration paid by new investors in this offering and the total consideration paid by all holders of Class A common stock by $      million, assuming the number of shares of Class A common stock offered by us remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of Class A common stock being offered in this offering will be increased to             , or approximately          % of the total number of shares of Class A common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

OneWater Inc. was incorporated on April 3, 2019 and does not have historical financial operating results. The following table presents the selected historical and certain pro forma financial data and other data for OneWater LLC, the accounting predecessor of OneWater Inc., and its subsidiaries. The historical results presented below are not necessarily indicative of the results to be expected for any future period, and should be read together with “Use of Proceeds,” “Summary Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The selected historical financial data as of and for the fiscal years ended September 30, 2018 and 2017 was derived from the audited historical financial statements included elsewhere in this prospectus. The selected historical financial data as of March 31, 2019 and for the six months ended March 31, 2019 and 2018 was derived from the unaudited historical financial statements included elsewhere in this prospectus. Our selected historical financial data as of March 31, 2018 was derived from our unaudited historical financial statements not included in this prospectus. The unaudited historical financial statements were prepared on a basis consistent with that used in preparing our audited consolidated financial statements and include all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of our financial position and results of operations for the unaudited periods.

	Six Months Ended March 31,				Years Ended September 30,
	2019		2018		2018	2017
	(in thousands, except share, per share and store amounts)
	(unaudited)
Consolidated Statement of Operations Data:
Revenue		$284,906		$221,652	$602,805	$391,483
Costs of sales		221,861		171,558	465,151	305,782
Selling, general and administrative		49,175		38,405	91,297	65,351
Depreciation and amortization		1,192		705	1,685	1,055
Gain on settlement of contingent consideration		(1,655)		—	—	—
Operating income (loss)		14,331		10,984	44,672	19,294
Other (income) expense
Interest expense – floor plan		3,996		2,205	5,534	2,686
Interest expense – other		2,522		1,551	3,836	2,266
Transaction costs(1)		742		126	438	327
Change in fair value of warrants		7,600		19,246	33,187	18,057
Other (income) expense(2)		(90)		131	(269)	217
Net income (loss)		$(439)		$12,275	1,946	(4,258)
Less: Net income attributable to non-controlling interest		546		275	830	13
Net income (loss) attributable to OneWater LLC		$(985)		$(12,551)	$1,117	$(4,272)
Pro Forma Per Share Data(3)
Pro forma net income (loss)	$		$
Pro forma net income (loss) per share
Basic	$		$
Diluted	$		$
Pro forma weighted average shares outstanding
Basic
Diluted
Consolidated Statement of Cash Flows Data:
Cash flows provided by (used in) operating activities		$(79,591)		$(48,763)	$(4,654)	$6,514
Cash flows provided by (used in) investing activities		(5,573)		(3,933)	(23,920)	(23,304)
Cash flows provided by financing activities		85,306		62,730	34,257	16,993

	Six Months Ended March 31,		Years Ended September 30,
	2019	2018	2018	2017
	(in thousands, except share, per share and store amounts)
	(unaudited)
Other Financial Data:
Capital expenditures(4)	$3,512	$3,583	$10,135	$4,112
Adjusted EBITDA(5)	$9,872	$9,484	$40,823	$17,664
Number of stores	59	44	53	45
Same-store sales growth	9.5%	32.3%	22.2%
Consolidated Balance Sheet Data (at end of period):
Total assets	$521,611	$360,366	$375,360	$258,347
Long-term debt (including current portion)	66,298	39,989	41,845	27,285
Total liabilities	423,500	273,390	274,339	158,578
Redeemable preferred equity interest	83,620	75,688	79,965	71,695
Total members’ equity	14,491	11,288	21,056	28,074
(1)	Consists of transaction costs related to the acquisitions made in the corresponding period.
(2)	Other (income) expense was primarily attributable to insurance proceeds related to hurricane related claims received during 2019 and 2018.
(3)	Pro forma net income (loss), Pro forma net income (loss) per share and Pro forma weighted average shares outstanding reflect the estimated number of shares of common stock we expect to have outstanding upon the completion of our corporate reorganization described under “Corporate Reorganization” and this offering. The pro forma data also excludes (i) the redeemable preferred equity interest of $8.3 million and $6.7 million and the change in fair value of warrant liability of $33.2 million and $18.1 million for the fiscal years ended September 30, 2018 and 2017, respectively, and (ii) the redeemable preferred equity interest of $3.7 million and $4.1 million and the change in fair value of warrant liability of $7.6 million and $19.2 million for the six months ended March 31, 2019 and 2018, respectively, as we expect to redeem the Opco Preferred Units and expect the holders of the LLC Warrants to exercise such LLC Warrants in connection with this offering. The pro forma data includes additional pro forma income tax expense of $ million and $ million associated with the income tax effects of the Reorganization described under “Corporate Reorganization.” OneWater Inc. is a corporation and is subject to U.S. federal income tax. Our predecessor, OneWater LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated and combined net income in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.
(4)	Includes (i) $6.9 million for growth capital expenditures and $3.2 million for maintenance capital expenditures for fiscal year 2018, compared to $1.5 million and $2.6 million, respectively, for fiscal year 2017 and (ii) $0.6 million for growth capital expenditures and $2.9 million for maintenance capital expenditures for the six months ended March 31, 2019, compared to $2.5 million and $0.7 million, respectively, for the six months ended March 31, 2018.
(5)	Adjusted EBITDA is a non-GAAP financial measure. For the definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Prospectus Summary—Non-GAAP Financial Measure.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Data” and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. The following discussion contains “forward-looking statements” that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in this prospectus under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

All of the financial information presented herein has been revised to reflect the restatement of our consolidated financial statements as of and for the years ended September 30, 2018 and 2017, as more fully described in Note 21 - Restatement of the Consolidated Financial Statements in our consolidated financial statements.

Overview

We are one of the largest and fastest-growing premium recreational boat retailers in the United States with 60 stores comprising 20 dealer groups in 11 states. Our dealer groups are located in highly attractive markets throughout the Southeast, Gulf Coast, Mid-Atlantic and Northeast, including Texas, Florida, Alabama, North Carolina, South Carolina, Georgia, Ohio and New York, which collectively comprise eight of the top twenty states for marine retail expenditures. We believe that we are the number-one dealer by volume in sales of premium boats in 12 out of the 17 markets in which we operate. In 2018, we sold over 10,000 new and pre-owned boats, of which we believe approximately 40% were sold to customers with whom we had established relationships. The combination of our significant scale, diverse inventory, access to premium boat brands and meaningful dealer group brand equity enable us to provide a consistently professional experience as reflected in the number of our repeat customers and same-store sales growth.

We were formed in 2014 as OneWater LLC through the merger of Singleton Marine and Legendary Marine, which created a marine retail platform that collectively owned and operated 19 stores. Since the merger in 2014, we have acquired a total of 37 additional stores through 16 acquisitions. Our current portfolio as of May 31, 2019 consists of 20 different local and regional dealer groups. While we have opportunistically opened new stores in select markets, we believe that it is generally more effective economically and operationally to acquire existing stores with experienced staff and established reputations.

The boat dealer market is highly fragmented and is comprised of over 3,000 stores nationwide. Most competing boat retailers are operated by local business owners who own three or fewer stores. We are one of the largest and fastest-growing premium recreational boat retailers in the United States. Despite our size, we comprise less than 2% of total industry sales. Our scale and business model allow us to leverage our extensive inventory to provide consumers with the ability to find a boat that matches their preferences (e.g., make, model color, configuration and other options) and to deliver the boat within days while providing a personalized sales experience. We are able to operate with a comparatively higher degree of profitability than other independent retailers because we allocate support resources across our store base, focus on high-margin products and services, utilize floor plan financing and provide core back-office functions on a scale that many independent retailers are unable to match. We seek to be the leading boat retailer by total market share within each boating market and within the product segments in which we participate. To the extent that we are not, we will evaluate acquiring other local retailers in order to increase our sales, to add additional brands or to provide us with additional high-quality personnel.

Trends and Other Factors Impacting Our Performance

Acquisitions

We are a highly acquisitive company. Since the merger of Singleton Marine and Legendary Marine in 2014, we have acquired over 30 additional stores through 16 dealer group acquisitions. Since the beginning of fiscal year 2019, we have acquired four additional dealer groups and seven additional stores, and we plan to continue to aggressively pursue acquisitions going forward. We actively evaluate and pursue acquisitions on an ongoing basis, and our pipeline of potential acquisitions over the next 24 months currently includes four to eight dealer groups.

We have an extensive acquisition track record within the boating industry and believe we have developed a reputation for treating sellers and their staff in an honest and fair manner. We believe our reputation and scale have positioned us as a buyer of choice for boat dealers who want to sell their businesses. To date, 100% of our acquisitions have been sourced from inbound inquiries, and the number of annual inquiries we receive has consistently increased over time. Our strategy is to acquire stores at attractive EBITDA multiples and then grow same-store sales while benefitting from cost-reducing synergies. Historically, we have typically acquired dealer groups for less than 4.0x EBITDA on a trailing twelve months basis and believe that we will be able to continue to make attractive acquisitions within this range.

General Economic Conditions

General economic conditions and consumer spending patterns can negatively impact our operating results. Unfavorable local, regional, national, or global economic developments or uncertainties could reduce consumer spending and adversely affect our business. Consumer spending on discretionary goods may also decline as a result of lower consumer confidence levels, even if prevailing economic conditions are otherwise favorable. Economic conditions in areas in which we operate stores, particularly in the Southeast, can have a major impact on our overall results of operations. Local influences, such as corporate downsizing and inclement weather such as hurricanes and other storms, environmental conditions, and events could adversely affect our operations in certain markets and in certain periods. Any extended period of adverse economic conditions or low consumer confidence is likely to have a negative effect on our business.

Our business was significantly impacted during the recessionary period that began in 2007. This period of weakness in consumer spending and depressed economic conditions had a substantial negative effect on our operating results. In response to these conditions we reduced our inventory purchases, closed certain stores and reduced headcount. Additionally, in an effort to counteract the downturn, we increased our focus on pre-owned sales, parts and repair services, and finance and insurance services. As a result, we surpassed our pre-recession sales levels in less than 24 months. While we believe the measures we took significantly reduced the impact of the downturn on the business, we cannot guarantee similar results in the event of a future downturn. Additionally, we cannot predict the timing or length of unfavorable economic or industry conditions or the extent to which they could adversely affect our operating results.

Although past economic conditions have adversely affected our operating results, we believe we are capable of responding in a manner that allows us to substantially outperform the industry, resulting in market share gains. We believe our ability to capture such market share enables us to align our retail strategies with the desires of customers. We expect our core strengths, including retail and acquisition strategies, will allow us to capitalize on growth opportunities as they occur, despite market conditions.

Critical Accounting Policies and Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, each as of the date of the financial statements, and revenues and expenses during the periods presented. On an ongoing basis, management evaluates their estimates and assumptions, and the effects of any such revisions are reflected in the financial statements in the period in which they are determined to be necessary. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on our consolidated financial statements. Set forth below are the policies and estimates that we have identified as critical to our business operations and understanding our results of operations, based on the high degree of judgment or complexity in their application.

Revenue Recognition

Revenue is recognized from the sale of products and commissions earned on new and pre-owned boats (including used, brokerage and consignment) when ownership is transferred to the customer.

Revenue from new, used and consignment sales is recorded at the gross sales price, while revenue from brokerage transactions is recorded on a net basis. Revenue from sales of parts, accessories, and supplies is recognized when they are delivered to the customer. Service revenue, including repairs under manufacturers’ warranties, is recognized when the customer accepts the serviced boat. Deferred revenue from storage and marina operations is recognized on a straight-line basis over the term of the contract as services are completed. Revenue from arranging financing, insurance and extended warranty contracts to customers through various third-party financial institutions and insurance companies is recognized when the related boats are sold, although a fee may be assessed by the third-party financial institutions and insurance companies in the event of an early cancellation of such loan or insurance contract by the customer. Deposits received from customers are recorded as a liability on the balance sheet until the related sales orders have been fulfilled by us and ownership is transferred to the customer.

Vendor Consideration Received

Consideration received from vendors is accounted for in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605-50, Revenue Recognition – Customer Payments and Incentives (“ASC 605-50”). Pursuant to ASC 605-50, manufacturer incentives based upon cumulative volume of sales and purchases are recorded as a reduction of inventory cost and related cost of sales when the amounts are probable and reasonably estimable.

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of new and pre-owned boat inventory is determined using the specific identification method. New and pre-owned boat sales histories indicated that the overwhelming majority of such boats are sold for, or in excess of, the cost to purchase those boats. In assessing the lower of cost or net realizable value, we consider the aging of the boats, historical sales of a particular product and current market conditions. Therefore, we generally do not maintain a reserve for boat inventory. The cost of parts and accessories is determined using the weighted average cost method. Inventory is reported net of write downs for obsolete and slow moving items of approximately $0.4 million and $0.3 million at September 30, 2018 and 2017, respectively, and approximately $0.5 million at March 31, 2019.

Goodwill and Other Intangible Assets

Goodwill and intangible assets are accounted for in accordance with FASB Accounting Standards Codification 350, “Intangibles — Goodwill and Other” (“ASC 350”), which provides that the excess of cost over net assets of businesses acquired is recorded as goodwill. For the years ended September 30, 2018 and 2017, we completed a combined total of seven acquisitions and recorded $14.3 million and $10.0 million in goodwill, and $13.0 million and $13.0 million in intangible assets, respectively. For the six months ended March 31, 2019, we completed a combined total of three acquisitions and recorded $8.1 million in goodwill and $8.0 million in intangible assets. In total, current and previous acquisitions have resulted in the recording of $104.3 million in goodwill and $55.7 million in intangible assets as of March 31, 2019.

In accordance with ASC 350, goodwill and indefinite lived intangible assets are tested for impairment at least annually, or more frequently when events or circumstances indicate that impairment might have occurred. ASC 350 also states that if an entity determines, based on an assessment of certain qualitative factors, that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then a quantitative goodwill impairment test is unnecessary.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, that removes the step two of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under the new guidance, a goodwill impairment is now the amount by which a reporting unit’s carrying value exceeds its fair value. The guidance is effective for annual and interim periods in fiscal years beginning after December 15, 2019 with early adoption permitted for any goodwill impairment tests performed after January 1, 2017. We early adopted ASU 2017-04 and the guidance has been applied for all goodwill impairment tests performed after January 1, 2017.

We engaged a valuation specialist to assist management in performing a qualitative assessment used in testing goodwill for impairment. Based on this assessment, management concluded that it was more likely than not that the fair value of the reporting unit was greater than its carrying amount at September 30, 2018 and 2017. As a result, no impairment for goodwill was required for the years ended September 30, 2018 or 2017.

Impairment of Long-Lived Assets

FASB ASC 360-10-40, Property, Plant, and Equipment – Impairment or Disposal of Long-Lived Assets (“ASC 360-10-40”), requires that long-lived assets, such as property, equipment and purchased intangibles subject to amortization, be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such an indication is present, the carrying amount of the asset is compared to the estimated undiscounted cash flows related to that asset. We would conclude that an asset is impaired if the sum of such expected future cash flows is less than the carrying amount of the related asset. If an asset is impaired, the impairment loss would be the amount by which the carrying amount of the related asset exceeds its fair value.

Fair Value of Financial Instruments

In determining fair value, we use various valuation approaches including market, income and cost approaches. FASB Topic 820, Fair Value Measurements, establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, developed based on market data obtained from independent sources. Unobservable inputs are those that reflect our expectation of the assumptions that market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The grant date fair value of equity-based compensation and the fair value of the outstanding common unit warrants issued by OneWater LLC (the “LLC Warrants”) were both based upon inputs that are unobservable and significant to the overall fair value measurement. Our valuation considered both a market approach and an income approach in determining fair value. While both approaches resulted in similar values, the market approach was weighted 25% and the income approach was weighted 75% since there are very few comparable marine related market participants. For the income approach, we projected long-term growth rates and cash flows and then discounted such values using a weighted average cost of capital. Such fair value measurements are highly complex and subjective in nature. Accordingly, a significant degree of judgment is required to estimate these fair value measurements, which may be volatile until such time as there is an established market price for our shares of Class A common stock on an established exchange.

Post-Offering Taxation and Public Company Costs

OneWater LLC is and has been organized as a pass through entity for U.S. federal income tax purposes and is therefore not subject to entity-level U.S. federal income taxes. OneWater Inc. was incorporated as a Delaware corporation on April 3, 2019 and therefore, after the consummation of this offering, will be subject to U.S. federal income taxes and additional state and local taxes with respect to its allocable share of any taxable income of OneWater LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, OneWater Inc. also will incur expenses related to its operations, plus payment obligations under the Tax Receivable Agreement, which are expected to be significant. To the extent OneWater LLC has available cash and subject to the terms of any current or future debt instruments, the Amended and Restated Limited Liability Company Agreement of OneWater LLC (the “OneWater LLC Agreement”) will require OneWater LLC to make pro rata cash distributions to OneWater Unit Holders, including OneWater Inc., in an amount sufficient to allow OneWater Inc. to pay its taxes and to make payments under the Tax Receivable Agreement. In addition, the OneWater LLC Agreement will require OneWater LLC to make non-pro rata payments to OneWater Inc. to reimburse it for its corporate and other overhead expenses, which payments are not treated as distributions under the OneWater LLC Agreement. See “—Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In addition, we expect to incur incremental, non-recurring costs related to our transition to a publicly traded corporation, including the costs of this initial public offering and the costs associated with the initial implementation of our internal control reviews and testing pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We also expect to incur additional significant and recurring expenses as a publicly traded corporation, including costs associated with compliance under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), annual and quarterly reports to common stockholders, registrar and transfer agent fees, national stock exchange fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation. Our financial statements following this offering will reflect the impact of these expenses.

How We Evaluate Our Operations

Revenue

We have a diversified revenue profile that is comprised of new boat sales, pre-owned boat sales, F&I products, repair and maintenance services, and parts and accessories. Although non-boat sales contributed approximately 10% and 12% to revenue in fiscal year 2018 and the six months ended March 31, 2019, respectively, due to the higher gross margin on these product and service lines, non-boat sales contributed 27% and 31% to gross profit in fiscal year 2018 and the six months ended March 31, 2019, respectively. During different phases of the economic cycle, consumer behavior may shift away from new boats; however, we are well-positioned to benefit from revenue from pre-owned boats, repair and maintenance services, and parts and accessories, which have all historically increased during periods of economic uncertainty. We generate pre-owned sales from boats traded-in for new and used boats, boats purchased from consumers, brokerage transactions and consignment sales. We have also diversified our business across geographies and dealership types (e.g., fresh water and salt water) in order to reduce the effects of seasonality. In addition to seasonality, revenue and operating results may also be significantly affected by quarter-to-quarter changes in economic conditions, manufacturer incentive programs, adverse weather conditions and other developments outside of our control.

Gross Profit

We calculate gross profit as revenue less cost of sales. Cost of sales consists of actual amounts paid for products, costs of services (primarily labor), transportation costs from manufacturers to our retail stores and vendor consideration. Gross profit excludes depreciation and amortization, which is presented separately in our consolidated statements of operations.

Gross Profit Margin

Our overall gross profit margin varies with our revenue mix. Sales of new and pre-owned boats, which have comparable margins, generally result in a lower gross profit margin than our non-boat sales. As a result, when revenue from non-boat sales increases as a percentage of total revenue, we expect our overall gross profit margin to increase.

Selling, General and Administrative Expenses

Selling, general, and administrative (“SG&A”) expenses consist primarily of salaries and incentive-based compensation, advertising, rent, insurance, utilities, and other customary operating expenses. A portion of our cost structure is variable (such as sales commissions and incentive compensation), or controllable (such as advertising), which we believe allows us to adapt to changes in the retail environment over the long-term. We typically evaluate our variable expenses, selling expenses and all other SG&A expenses in the aggregate as a percentage of total revenue.

Same-Store Sales

We assess the organic growth of our revenue on a same-store basis. We believe that our assessment on a same-store basis represents an important indicator of comparative financial results and provides relevant information to assess our performance. New and acquired stores become eligible for inclusion in the comparable store base at the end of the store’s thirteenth month of operations under our ownership and revenues are only included for identical months in the same-store base periods. Stores relocated within an existing market remain in the comparable store base for all periods. Additionally, amounts related to closed stores are excluded from each comparative base period.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) before interest expense – other, income taxes, depreciation and amortization and other (income) expense, further adjusted to eliminate the effects of items such as the change in the fair value of warrants, and transaction costs. See “—Comparison of Non-GAAP Financial Measure” for more information and a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

Summary of Acquisitions

The comparability of our results of operations between the periods discussed below is naturally affected by the acquisitions we have completed during such periods. We are also continuously evaluating and pursuing acquisitions on an ongoing basis, and such acquisitions, if completed, will continue to impact the comparability of our financial results. While we expect continued growth and strategic acquisitions in the future, our acquisitions may have materially different characteristics than our historical results, and such differences in economics may impact the comparability of our future results of operations to our historical results.

Fiscal Year 2019 Acquisitions

•	Effective December 1, 2018, OneWater LLC acquired substantially all of the assets of The Slalom Shop, LLC, a dealer group based in Texas with two stores.
•	Effective February 1, 2019, OneWater LLC acquired substantially all of the assets of Ray Clepper, Inc., d/b/a Ray Clepper Boat Center, a dealer group based in South Carolina with one store.
•	Effective February 1, 2019, OneWater LLC acquired substantially all of the assets of Ocean Blue Yacht Sales, LLC, a dealer group based in Florida with three stores.
•	Effective May 1, 2019, OneWater LLC acquired substantially all of the assets of Caribee Boat Sales and Marina, Inc., a dealer group based in Florida with one store.

We refer to the fiscal year 2019 acquisitions described above collectively as the “2019 Acquisitions.” The 2019 Acquisitions will be fully reflected in our consolidated financial statements for the fiscal year ending September 30, 2020 but were only partially reflected in our consolidated financial statements for the fiscal year ending September 30, 2019, beginning on the date of acquisition and will not impact our results of operations for fiscal 2018 and 2017.

Fiscal Year 2018 Acquisitions

•	Effective June 1, 2018, OneWater LLC acquired Bosun’s Marine, Inc. (“Bosun’s”), a dealer group based in Massachusetts with five stores. Bosun’s was acquired by our subsidiary Bosun’s Assets & Operations, LLC, in which we hold a 75% ownership interest. The results of operations for Bosun’s have been included in our consolidated financial statements from that date and the former owner’s minority interest in our relevant subsidiary has been recorded accordingly.
•	Effective April 1, 2018, OneWater LLC acquired substantially all of the assets of Rebo, Inc., d/b/a Spend-A-Day Marina, a dealer group based in West Central Ohio with one store.
•	Effective February 1, 2018, OneWater LLC acquired substantially all of the assets of Texas Marine & Brokerage, Inc., d/b/a Texas Marine, a dealer group based in Texas with three stores.

We refer to the fiscal year 2018 acquisitions described above collectively as the “2018 Acquisitions.” The full impact of the 2018 Acquisitions will be reflected in our consolidated financial statements for the fiscal year ending September 30, 2019 but were only partially reflected in our consolidated financial statements for the fiscal year ended September 30, 2018, beginning on the date of acquisition and will not impact our results of operations in fiscal 2017.

Fiscal Year 2017 Acquisitions

•	Effective August 1, 2017, OneWater LLC acquired South Shore Marine Services, Inc. (“South Shore Marine”), a dealer group based in Ohio with one store. South Shore Marine was acquired by our subsidiary South Shore Lake Erie Assets & Operations, LLC, in which we hold a 75% ownership interest. The results of operations for South Shore Marine have been included in our consolidated financial statements from that date and the former owner’s minority interest in our relevant subsidiary has been recorded accordingly.

•	Effective March 1, 2017, OneWater LLC acquired substantially all of the assets of Lab Marine, Inc., d/b/a Grande Yachts, a dealer group located along the Eastern seaboard with nine stores.
•	Effective December 1, 2016, OneWater LLC acquired substantially all of the assets of Marina Mike’s LLC, a dealer group based in Florida with one store.
•	Effective November 1, 2016, OneWater LLC acquired substantially all of the assets of Destin Sunrise Marine, Inc. and Sunrise Marine of Alabama, Inc., a dealer group based in Florida and Alabama with two stores.

We refer to the fiscal year 2017 acquisitions described above collectively as the “2017 Acquisitions.” The full impact of the 2017 Acquisitions will be reflected in our consolidated financial statements for the fiscal year ended September 30, 2019 and 2018 but were only partially reflected in our consolidated financial statements for the fiscal year ending September 30, 2017, beginning on the date of acquisition.

Other Factors Affecting Comparability of Our Future Results of Operations to Our Historical Results of Operations

Our historical financial results discussed below may not be comparable to our future financial results for the reasons described below.

•	OneWater Inc. is subject to U.S. federal, state and local income taxes as a corporation. Our accounting predecessor, OneWater LLC, was and is treated as a partnership for U.S. federal income tax purposes, and as such, was generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to its taxable income is passed through to its members. Accordingly, the financial data attributable to our predecessor contains no provision for U.S. federal income taxes or income taxes in any state or locality. We estimate that OneWater Inc. will be subject to U.S. federal, state and local taxes at a blended statutory rate of approximately 25% of pre-tax earnings.
•	As of March 31, 2019, the outstanding balance of the preferred units in Opco held by Goldman and Beekman was $84.6 million. On a pro forma basis giving effect to this offering and the use of net proceeds therefrom to fully redeem these preferred units, we would eliminate the amount recorded as temporary equity to our balance sheet and eliminate any future dividends related to the preferred units.
•	Goldman and Beekman hold warrants to acquire OneWater LLC common units (the “LLC Warrants”), which contain conversion features that cause them to be accounted for as a liability on our balance sheet. That liability is recognized as an expense on our income statement and reduces our net income in historical periods. In connection with this offering, Goldman and Beekman have indicated that all of the LLC Warrants will be exercised for common units of OneWater LLC. On a pro forma basis giving effect to this offering and the exercise of the LLC Warrants for common units of OneWater LLC held by Goldman and Beekman, we expect to eliminate the fair value adjustment for the LLC Warrants for all periods after the offering, which will eliminate the corresponding charge against income.
•	Proceeds of this offering will be used to partially repay outstanding borrowings under the Credit and Guaranty Agreement entered into by and among OneWater LLC and certain of its subsidiaries, OWM BIP Investor, LLC, as a lender, Goldman Sachs Specialty Lending Group, L.P., as a lender, administrative agent and collateral agent, and various lender parties thereto (as amended, the “GS/BIP Credit Facility”), and following the repayment, we expect to have total outstanding indebtedness of approximately $35.0 million, compared to the actual outstanding indebtedness of $44.1 million as of March 31, 2019, which should reduce our interest expense following the offering.

•	As we further implement controls, processes and infrastructure applicable to companies with publicly traded equity securities, it is likely that we will incur additional SG&A expenses relative to historical periods. See “—Post-Offering Taxation and Public Company Costs.”

Our future results will depend on our ability to efficiently manage our combined operations and execute our business strategy.

Results of Operations

Six Months Ended March 31, 2019, Compared to Six Months Ended March 31, 2018

	Six Months Ended March 31,
	2019		2018
Description	Amount	% of Revenue	Amount	% of Revenue	$ Change	% Change
	($ in thousands, unaudited)
Revenue
New Boat Sales	$194,492	68.3%	$144,711	65.3%	$49,781	34.4%
Pre-Owned Boat Sales	55,929	19.6%	53,468	24.1%	2,461	4.6%
Finance & Insurance Income	8,519	3.0%	5,685	2.6%	2,833	49.8%
Service, Parts & Other	25,966	9.1%	17,788	8.0%	8,178	46.0%
Total Revenue	284,906	100.0%	221,652	100.0%	63,254	28.5%

Gross Profit
New Boat Gross Profit	34,390	12.1%	27,461	12.4%	6,929	25.2%
Pre-Owned Boat Gross Profit	9,209	3.2%	9,126	4.1%	83	0.9%
Finance & Insurance Gross Profit	8,519	3.0%	5,685	2.6%	2,833	49.8%
Service, Parts & Other Gross Profit	10,927	3.8%	7,821	3.5%	3,106	39.7%
Gross Profit	63,045	22.1%	50,094	22.6%	12,951	25.9%

Selling, general and administrative	49,176	17.3%	38,405	17.3%	10,771	28.0%
Depreciation and amortization	1,192	0.4%	705	0.3%	487	69.1%
Gain on settlement of contingent consideration	(1,655)	(0.6)%	—	0.0%	(1,655)	(100.0)%
Operating income (loss)	14,331	5.0%	10,984	5.0%	3,347	30.5%
Interest expense – floor plan	3,996	1.4%	2,205	1.0%	1,791	81.2%
Interest expense – other	2,522	0.9%	1,551	0.7%	971	62.6%
Transaction costs	742	0.3%	126	0.1%	616	489.0%
Change in fair value of warrant liability	7,600	2.7%	19,246	8.7%	(11,646)	(60.5)%
Other (income) expense	(90)	(0.0)%	131	(0.1)%	(221)	(169.1)%
Pretax income	(439)	(0.2)%	(12,275)	(5.5)%	11,836	96.4%
Income taxes	—	0.0%	—	0.0%	—	0.0%
Net Income (Loss )	(439)	(0.2)%	(12,275)	(5.5)%	11,836	96.4%
Less: Net income attributable to non-controlling interest	546	0.2%	275	0.1%	271	98.5%
Net income (loss) attributable to OneWater LLC	$(985)	(0.3)%	$(12,551)	(5.7)%	$11,566	92.2%

Revenue

Overall, revenue increased by $63.3 million, or 28.5%, to approximately $284.9 million for the six months ended March 31, 2019 from $221.7 million for the six months ended March 31, 2018. Revenue generated from same-store sales increased 10.1% for the six months ended March 31, 2019 as compared to the same period for 2018, primarily due to an increase in the average selling price of new and pre-owned boats and an increase in the number of new and pre-owned boats sold. Overall revenue increased by $22.1 million as a result of our increase in same-store sales and $41.2 million from stores not eligible for inclusion in the same-store sales base. Ineligible stores consist of the 2019 Acquisitions and revenue from the 2018 Acquisitions where there was no comparable revenue in the same-store sales base during fiscal year 2018. During the six months ended March 31, 2019, we acquired six stores, as compared to four stores acquired for the same period of fiscal year 2018.

New Boat Sales

New boat sales increased by $49.8 million, or 34.4%, to approximately $194.5 million for the six months ended March 31, 2019 from $144.7 million for the six months ended March 31, 2018. The increase was the result of our same-store sales growth during the six month period and the increased unit sales attributable to the 2019 Acquisitions and the partial impact of the 2018 Acquisitions. During the six months ended March 31, 2019 we experienced an increase in unit sales of approximately 23.0% and an increase in average unit prices of approximately 9.0% over the comparable period in fiscal 2018. The increase in both units sold and average sales price was due in part to the mix of boat brands and models sold and product improvements in the functionality and technology of boats, which continues to be a driver of consumer demand.

Pre-owned Boat Sales

Pre-owned boat sales increased by $2.5 million, or 4.6%, to approximately $55.9 million for the six months ended March 31, 2019 from $53.4 million for the six months ended March 31, 2018. We sell a wide range of brands and sizes of pre-owned boats under different types of sales arrangements (e.g., trade-ins, brokerage and consignment), which causes periodic and seasonal fluctuations in the average sales price. Pre-owned boat sales for the six months ended March 31, 2019, benefited from a 29.1% increase in the number of units sold largely due to the increase in same-store sales and unit sales attributable to the full impact of the 2018 Acquisitions and the partial impact of the 2019 Acquisitions. This increase was partially offset by a decline in the average sales price per pre-owned unit in the six months ended March 31, 2019. This decline was due to fluctuations in the mix of pre-owned products and the composition of the brands and models sold during the period.

Finance & Insurance Income

Finance & insurance income increased by $2.8 million, or 49.8%, to approximately $8.5 million for the six months ended March 31, 2019 from $5.7 million for the six months ended March 31, 2018. The increase in revenue from arranging F&I products, including financing, insurance and extended warranty contracts, to customers through various third-party financial institutions and insurance increased as the result of the increase in same-store sales, along with the additional revenue attributable to the 2019 Acquisitions and the inclusion of a full period of revenue attributable to the 2018 Acquisitions. We remain very focused on improving sales of F&I products throughout our dealer group network and implementing best practices at acquired dealer groups and existing stores. F&I products increased as a percentage of total revenue to 3.0% in the six months ended March 31, 2019 from 2.6% for the six months ended March 31, 2018. Since finance & insurance income is fee-based, we do not incur any related cost of sale. Finance & insurance income is recorded net of related fees, including fees charged back due to any early cancellation of loan or insurance contracts by a customer.

Service, Parts & Other Sales

Service, parts & other sales increased by $8.2 million, or 46.0%, to approximately $26.0 million for the six months ended March 31, 2019 from $17.8 million for the six months ended March 31, 2018. This increase in service, parts & other sales is due to ancillary sales generated from our increase in new and pre-owned boat sales and sales attributable to the 2019 Acquisitions, including increased storage and fuel sales.

Gross Profit

Overall, gross profit increased by $13.0 million, or 25.9%, to approximately $63.0 million for the six months ended March 31, 2019 from $50.1 million for the six months ended March 31, 2018. This increase was primarily due to our overall increase in same-store sales, primarily driven by an increase in new boat sales. The increase in gross profit was also a result of an increase in the number of stores due to the 2019 Acquisitions and the inclusion of a full six months of results of the applicable 2018 Acquisitions. Overall gross margins decreased 50 basis points to 22.1% for the six months ended March 31, 2019 from 22.6% in the same period of 2018 and was due to the factors noted below.

New Boat Gross Profit

New boat gross profit increased by $6.9 million, or 25.2%, to approximately $34.4 million for the six months ended March 31, 2019 from $27.5 million for the six months ended March 31, 2018. This increase was due to our overall increase in same-store sales and acquired stores during the year. New boat gross profit as a percentage of new boat revenue was 17.7% for the six months ended March 31, 2019 as compared to 19.0% in the six months ended March 31, 2018. The decrease in new boat gross profit margin is due to our promotional efforts to drive our same-store sales increase during the important boat show season and the challenging winter months.

Pre-owned Boat Gross Profit

Pre-owned boat gross profit increased by $0.1 million, or 0.9%, to approximately $9.2 million for the six months ended March 31, 2019 from $9.1 million for the six months ended March 31, 2018. This increase was due to an overall increase in our same-store sales and acquired stores during the year, partially offset by a reduction in average unit prices. Pre-owned boat gross profit as a percentage of pre-owned boat revenue was 16.5% and 17.1% for the six months ended March 31, 2019 and 2018, respectively. We sell a wide range of brands and sizes of pre-owned boats under different types of sales arrangements (e.g., trade-ins, brokerage, consignment and wholesale), which may cause periodic and seasonal fluctuations in pre-owned gross profit as a percentage of revenue. In the six months ended March 31, 2019, we experienced a decline in our gross profit margin on boats purchased or trade-ins. This was partially offset by a shift in product mix due in part to an increase in brokerage sales.

Finance & Insurance Gross Profit

Finance & insurance gross profit increased by $2.8 million, or 49.8%, to approximately $8.5 million for the six months ended March 31, 2019 from $5.7 million for the six months ended March 31, 2018. Finance & insurance income is fee-based revenue for which we do not recognize incremental expense.

Service, Parts & Other Gross Profit

Service, parts & other gross profit increased by $3.1 million or 39.7%, to approximately $10.9 million for the six months ended March 31, 2019 from $7.8 million for the six months ended March 31, 2018. Service, parts & other gross profit as a percentage of service, parts & other revenue was 42.1% and 44.0% for the six months ended March 31, 2019 and 2018, respectively. This decrease in gross profit margin was the result of a decline in service gross profit, partially offset by an increase in parts gross profit margin and an increase in storage & other gross profit margin.

Selling, General & Administrative Expenses

SG&A expenses increased by $10.8 million, or 28.0%, to approximately $49.2 million for the six months ended March 31, 2019 from $38.4 million for the six months ended March 31, 2018. This increase was primarily due to the impact of acquisitions and expenses incurred to support the overall increase in same-store sales and consisted of $6.1 million related to an increase in personnel expenses, $3.0 million related to an increase in selling and administrative expenses, and $1.7 million related to an increase in fixed expenses. SG&A expenses as a percentage of revenue remained constant at 17.3% for the six months ended March 31, 2019 and 2018.

Depreciation and Amortization

Depreciation and amortization expense increased $0.5 million, or 69.1%, to $1.2 million for the six months ended March 31, 2019 compared to $0.7 million for the six months ended March 31, 2018. The increase was primarily attributable to an increase in our asset base, including the 2019 additions and the inclusion of a full period of expense attributable to the 2018 additions of maintenance capital expenditures, equipment and leasehold improvements, and growth capital expenditures.

Gain on Settlement of Contingent Consideration

During the six months ended March 31, 2019, we adjusted our estimate of contingent consideration related to the Texas Marine acquisition completed in February 2018 in the amount of $1.7 million.

Operating Income

Operating income increased $3.3 million, or 30.5%, to $14.3 million for the six months ended March 31, 2019 compared to $11.0 million for the six months ended March 31, 2018. The increase was primarily attributable to our overall growth due to increases in same-store sales, the 2019 Acquisitions and the inclusion of a full period of financial results related to the 2018 Acquisitions.

Interest Expense – Floor Plan

Interest expense – floor plan increased $1.8 million, or 81.2%, to $4.0 million for the six months ended March 31, 2019 compared to $2.2 million for the six months ended March 31, 2018 and was primarily attributable to a $97.3 million increase in the outstanding borrowings on our Inventory Financing Facility as of March 31, 2019 compared to March 31, 2018 as a result of our same-store sales growth and stores acquired in the 2019 and 2018 Acquisitions.

Interest Expense – Other

The increase in interest expense – other of $1.0 million, or 62.6%, to $2.5 million for the six months ended March 31, 2019 compared to $1.5 million for the six months ended March 31, 2018 was primarily attributable to a $26.3 million increase in our long term debt primarily used to fund our 2019 and 2018 Acquisitions.

Transaction Costs

The increase in transaction costs of $0.6 million to $0.7 million for the six months ended March 31, 2019 compared to $0.1 million for the six months ended March 31, 2018 was primarily attributable to the costs of our 2019 and 2018 Acquisitions.

Change in Fair Value of Warrant Liability

The decrease in change in fair value of warrant liability of $11.6 million, or 60.5%, to $7.6 million for the six months ended March 31, 2019 compared to $19.2 million for the six months ended March 31, 2018 was primarily attributable to an overall increase in the enterprise value of the Company due to our significant increase in sales and earnings.

Other (Income) Expense

Other (income) expense increased $0.2 million, or 162.6%, to other income of $0.1 million for the six months ended March 31, 2019 compared to other expense of $0.1 million for the six months ended March 31, 2018.

Net Income/(Loss)

Net loss decreased by $11.8 million, or 96.4%, to a net loss of $0.4 million for the six months ended March 31, 2019 compared to a net loss of $12.3 million for the six months ended March 31, 2018. Such reduction was primarily attributable to our overall growth, the 2019 Acquisitions, and the inclusion of a full six months of financial results attributable to the 2018 Acquisitions. These amounts were partially offset by the increase in the fair value of the warrant liability.

Year Ended September 30, 2018, Compared to Year Ended September 30, 2017

	Years Ended September 30,
	2018		2017
Description	Amount	% of Revenue	Amount	% of Revenue	$	% Change
	($ in thousands)
Revenue
New Boat Sales	$398,586	66.1%	$250,297	63.9%	$148,289	59.2%
Pre-Owned Boat Sales	140,931	23.4%	98,320	25.1%	42,610	43.3%
Finance & Insurance Income	16,623	2.8%	9,896	2.5%	6,727	68.0%
Service, Parts & Other	46,665	7.7%	32,969	8.4%	13,696	41.5%
Total Revenue	602,805	100.0%	391,483	100.0%	211,322	54.0%

Gross Profit
New Boat Gross Profit	$76,460	12.7%	$46,091	11.8%	$30,370	65.9%
Pre-Owned Boat Gross Profit	24,473	4.1%	15,205	3.9%	9,268	61.0%
Finance & Insurance Gross Profit	16,623	2.8%	9,896	2.5%	6,727	68.0%
Service, Parts & Other Gross Profit	20,097	3.3%	14,509	3.7%	5,588	38.5%
Gross Profit	137,654	22.8%	85,701	21.9%	51,953	60.6%

Selling, general and administrative	91,297	15.1%	65,351	16.7%	25,946	39.7%
Depreciation and amortization	1,685	0.3%	1,055	0.3%	630	59.7%
Operating income (loss)	44,672	7.4%	19,294	4.9%	25,378	131.5%

Interest expense – floor plan	5,534	0.9%	2,686	0.7%	2,848	106.0%
Interest expense – other	3,836	0.6%	2,266	0.6%	1,570	69.3%
Transaction costs	438	0.1%	327	0.1%	110	33.7%
Change in fair value of warrant liability	33,187	5.5%	18,057	4.6%	15,130	83.8%
Other (income) expense	(269)	(0.0)%	217	0.0%	(486)	(224.1)%
Pretax income	1,946	0.3%	(4,258)	(1.1)%	6,205	(145.7)%
Income taxes	—	0.0%	—	0.0%	—	0.0%
Net Income (Loss)	1,946	0.3%	(4,258)	(1.1)%	6,205	(145.7)%
Less: Net income attributable to non-controlling interest	830	0.1%	13	0.0%	817	(6,284.6)%
Net income (loss) attributable to OneWater LLC	$1,117	0.2%	$(4,272)	(1.1)%	$5,389	(126.1)%

Revenue

Overall, revenue increased by $211.3 million, or 54.0%, to approximately $602.8 million for the fiscal year ended September 30, 2018 from $391.5 million for the year ended September 30, 2017. Overall revenue increased by $86.5 million as a result of our increase in same-store sales and $124.8 million from stores not eligible for inclusion in the same-store sales base. Ineligible stores consist of the 2018 Acquisitions and revenue from 2017 Acquisitions where there was no comparable revenue in the same-store sales base during fiscal year 2017. Revenue generated from same-store sales increased 22.2% for the fiscal year ended September 30, 2018 as compared to the same period for 2017, primarily due to an increase in the average selling price of new and pre-owned boats and an increase in the number of new and pre-owned boats sold. During fiscal year 2018, we acquired 8 stores, as compared to 4 stores opened and 12 stores acquired for the same period of fiscal year 2017.

New Boat Sales

New boat sales increased by $148.3 million, or 59.2%, to approximately $398.6 million for the fiscal year ended September 30, 2018 from $250.3 million for the year ended September 30, 2017. For the fiscal year ended September 30, 2018, we sold approximately 4,400 new units compared to approximately 3,100 units for the fiscal year ended September 30, 2017, an increase partially attributable to same-store sales growth and also benefiting from the increased unit sales attributable to the full impact of the 2017 Acquisitions and the partial impact of the 2018 Acquisitions. Additionally, our average unit price increased $11,000 to approximately $91,000 for the fiscal year ended September 30, 2018 from approximately $80,000 for the fiscal year ended September 30, 2017. The increase in both units sold and average sales price was due in part to the mix of boat brands and models sold. Additionally, recent product improvements in the functionality and technology of boats has also been a driver of consumer demand for the products we sell. An overall increase in the cost of new boats resulting from these improvements, along with the availability of more optional equipment, increased our average sales price.

Pre-owned Boat Sales

Pre-owned boat sales increased by $42.6 million, or 43.3%, to approximately $140.9 million for the fiscal year ended September 30, 2018 from $98.3 million for the year ended September 30, 2017. We sell a wide range of brands and sizes of pre-owned boats under different types of sales arrangements (e.g., trade-ins, brokerage and consignment), which causes periodic and seasonal fluctuations in the average sales price. Pre-owned boat sales for fiscal year 2018 benefited from an increase in both the number of units sold (due largely to an increase in same-store sales and unit sales attributable to the full impact of the 2017 Acquisitions and the partial impact of the 2018 Acquisitions) and average sales price per unit. For the fiscal year ended September 30, 2018, we sold approximately 2,000 pre-owned units compared to approximately 1,460 pre-owned units for the fiscal year ended September 30, 2017. Additionally, our average unit price increased by $7,300 to approximately $43,800 for the fiscal year ended September 30, 2018, from approximately $36,500 for the fiscal year ended September 30, 2017. This increase in both number of pre-owned boat units sold and average pre-owned boat unit prices is partially due to an increase in brokerage sales resulting from recently acquired stores and the availability of late-model pre-owned boats traded in by customers for new boats.

Finance & Insurance Income

Revenue from arranging F&I products, including financing, insurance and extended warranty contracts, to customers through various third-party financial institutions and insurance companies increased by $6.7 million, or 68.0%, to approximately $16.6 million for the fiscal year ended September 30, 2018 from $9.9 million for the year ended September 30, 2017. This increase was the result of the increase in same-store sales, along with the additional revenue attributable to the 2018 Acquisitions and the inclusion of a full year of revenue attributable to the 2017 Acquisitions. We remain very focused on improving sales of F&I products throughout our dealer group network and implementing best practices at acquired dealer groups and existing stores. F&I products increased as a percentage of total revenue to 2.8% in the fiscal year ended September 30, 2018 from 2.5% for the fiscal year ended September 30, 2017. Since finance & insurance income is fee-based, we do not incur any related cost of sale. Finance & insurance income is recorded net of related fees, including fees charged back due to any early cancellation of loan or insurance contracts by a customer.

Service, Parts & Other Sales

Service, parts & other sales increased by $13.7 million, or 41.5%, to approximately $46.7 million for the fiscal year ended September 30, 2018 from $33.0 million for the year ended September 30, 2017. This increase in service, parts & other sales is due to ancillary sales generated from our increase in new and pre-owned boat sales and sales attributable to the 2018 Acquisitions, including increased storage and fuel sales.

Gross Profit

Overall, gross profit increased by $52.0 million, or 60.6%, to approximately $137.7 million for the fiscal year ended September 30, 2018 from $85.7 million for the year ended September 30, 2017. This increase was primarily due to our overall increase in same-store sales, primarily driven by an increase new boat sales. The increase in gross profit was also a result of an increase in the number of stores due to the 2018 Acquisitions and the inclusion of a full year of results of the 2017 Acquisitions. Overall gross margins increased 90 basis points to 22.8% for the fiscal year ended September 30, 2018 from 21.9% in the same period of 2017 and was due to the factors noted below.

New Boat Gross Profit

New boat gross profit increased by $30.4 million, or 65.9%, to approximately $76.5 million for the fiscal year ended September 30, 2018 from $46.1 million for the year ended September 30, 2017. This increase was due to our overall increase in same-store sales and acquired stores during the year. New boat gross profit as a percentage of new boat revenue was 19.2% and 18.4% for the fiscal years ended September 30, 2018 and 2017, respectively. The increase in new boat gross profit margin is due to an increase in the average sales price of new boats as well as an increase in demand for the higher margin products we sell, as a result of the product improvements and enhancements that manufacturers offered during this period.

Pre-owned Boat Gross Profit

Pre-owned boat gross profit increased by $9.3 million, or 61.0%, to approximately $24.5 million for the fiscal year ended September 30, 2018 from $15.2 million for the year ended September 30, 2017. This increase was due to an overall increase in our same-store sales and acquired stores during the year. Pre-owned boat gross profit as a percentage of pre-owned boat revenue was 17.4% and 15.5% for the fiscal years ended September 30, 2018 and 2017, respectively. We sell a wide range of brands and sizes of pre-owned boats under different types of sales arrangements (e.g., trade-ins, brokerage, consignment and wholesale), which may cause periodic and seasonal fluctuations in pre-owned gross profit as a percentage of revenue. In the fiscal year ended September 30, 2018, we experienced a shift in product mix due in part to an increase in brokerage sales resulting from our acquired stores, which have a significantly higher gross profit margin than our gross profit margin on trade-in boats. Additionally, we made improvements in our gross profit margins on units that were sold at wholesale and units sold at consignment. These improvements to our gross profit percentage of revenue were partially offset by a decline in our gross profit percentage on boats purchased or trade-ins.

Finance & Insurance Gross Profit

Finance & insurance gross profit increased by $6.7 million, or 68.0%, to approximately $16.6 million for the fiscal year ended September 30, 2018 from $9.9 million for the year ended September 30, 2017. Finance & insurance income is fee-based revenue for which we do not recognize incremental expense.

Service, Parts & Other Gross Profit

Service, parts & other gross profit increased by $5.6 million or 38.5%, to approximately $20.1 million for the fiscal year ended September 30, 2018 from $14.5 million for the year ended September 30, 2017. Service, parts & other gross profit as a percentage of service, parts & other revenue was 43.1% and 44.0% for the fiscal years ended September 30, 2018 and 2017, respectively. This decrease in gross profit margin was the result of a 50 basis point decline in service gross profit and a 100 basis point decline in storage & other gross profit, partially offset by a 140 basis point increase in parts gross profits.

Selling, General & Administrative Expenses

SG&A expenses increased by $25.9 million, or 39.7%, to approximately $91.3 million for the fiscal year ended September 30, 2018 from $65.4 million for the year ended September 30, 2017. This increase was primarily due to the impact of acquisitions and expenses incurred to support the overall increase in same-store sales and consisted of $18.8 million related to an increase in personnel expenses, $4.3 million related to an increase in selling related expenses, including marketing, boat shows and delivery expenses, and $2.9 million related to an increase in fixed expenses, including rent associated with our additional retail locations. SG&A expenses as a percentage of revenue declined to 15.1% from 16.7% for the fiscal years ended September 30, 2018 and 2017, respectively. The reduction in SG&A expenses as a percentage of revenue was the result of our ability to leverage the fixed costs of our existing and acquired stores and to control variable and compensation costs as overall revenue increased.

Depreciation and Amortization

Depreciation and amortization expense increased $0.6 million, or 59.7%, to $1.7 million for the fiscal year ended September 30, 2018 compared to $1.1 million for the fiscal year ended September 30, 2017. The increase was primarily attributable to an increase in our asset base, including maintenance capital expenditures of $3.6 million for our existing and acquired stores, such as equipment and leasehold improvements, and growth capital expenditures of $6.9 million, including the two stores purchased in the fiscal year ended September 30, 2018.

Operating Income

Operating income increased $25.4 million, or 131.5%, to $44.7 million for the fiscal year ended September 30, 2018 compared to $19.3 million for the fiscal year ended September 30, 2017. The increase was primarily attributable to our overall growth due to increases in same-stores sales, the 2018 Acquisitions and the inclusion of a full year of financial results related to the 2017 Acquisitions.

Interest Expense – Floor Plan

Interest expense – floor plan increased $2.8 million, or 106.0%, to $5.5 million for the fiscal year ended September 30, 2018 compared to $2.7 million for the fiscal year ended September 30, 2017 and was primarily attributable to an increase in the variable rate on our Inventory Financing Facility (as defined herein) and a $54.7 million increase in average borrowings to support our same-store sales growth and stores acquired in the 2018 and 2017 Acquisitions.

Interest Expense – Other

The increase in interest expense – other of $1.6 million, or 69.3%, to $3.8 million for the fiscal year ended September 30, 2018 compared to $2.2 million for the fiscal year ended September 30, 2017 was primarily attributable to a $15.0 million increase in our outstanding borrowings on the GS/BIP Credit Facility associated with our 2018 and 2017 Acquisitions.

Transaction Costs

The increase in transaction costs of $0.1 million, or 33.7%, to $0.4 million for the fiscal year ended September 30, 2018 compared to $0.3 million for the fiscal year ended September 30, 2017 was primarily attributable to the costs of our 2018 and 2017 Acquisitions.

Change in Fair Value of Warrant Liability

The increase in change in fair value of warrant liability of $15.1 million, or 83.8%, to $33.2 million for the fiscal year ended September 30, 2018 compared to $18.1 million for the fiscal year ended September 30, 2017 was primarily attributable to an overall increase in the enterprise value of the Company due to our significant increase in sales and earnings.

Other (Income) Expense

The increase in other (income) expense of $0.5 million, or 224.1%, to other income of $0.3 million for the fiscal year ended September 30, 2018 compared to other expense of $0.2 million for the fiscal year ended September 30, 2017 was primarily attributable to insurance proceeds related to hurricane-related claims received during fiscal 2018.

Net Income/(Loss)

The increase in net income of $6.2 million, or 145.7%, to $1.9 million for the fiscal year ended September 30, 2018 compared to a net loss of $4.3 million for the fiscal year ended September 30, 2017 was primarily attributable to our overall growth due to the 22.2% increase in same-store sales, the 2018 Acquisitions, and the inclusion of a full year of financial results attributable to the 2017 Acquisitions. The increase was also attributable to our overall ability to control expenses in light of the significant increase in sales. These amounts were partially offset by the increase in the fair value of the warrant liability.

Comparison of Non-GAAP Financial Measure

We view Adjusted EBITDA as an important indicator of performance. We define Adjusted EBITDA as net income (loss) before interest expense – other, income taxes, depreciation and amortization and other (income) expense, further adjusted to eliminate the effects of items such as the change in the fair value of warrants and transaction costs.

Our board of directors, management team and lenders use Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and other items (such as the fair value adjustment of the warrants and transaction costs) that impact the comparability of financial results from period to period. We present Adjusted EBITDA because we believe it provides useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP. Adjusted EBITDA is not a financial measure presented in accordance with GAAP. We believe that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing our financial performance and results of operations across reporting periods by excluding items we do not believe are indicative of our core operating performance. Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. Our non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in such presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following tables present a reconciliation of Adjusted EBITDA to our net income (loss), which is the most directly comparable GAAP measure for the periods presented.

Six Months Ended March 31, 2019, Compared to Six Months Ended March 31, 2018

	Six Months Ended March 31,
Description	2019	2018	Change
	($ in thousands, unaudited)
Net income (loss)	$(439)	$(12,275)	$11,836
Interest expense – other	2,522	1,551	971
Income taxes	—	—	—
Depreciation and amortization	1,192	705	487
Gain on settlement of contingent consideration	(1,655)	—	(1,655)
Change in fair value of warrant(1)	7,600	19,246	(11,646)
Transactional costs(2)	742	126	617
Other (income) expense	(90)	131	(221)
Adjusted EBITDA	$9,872	$9,484	$389
(1)	Represents the non-cash expense recognized during the period for the change in the fair value of the LLC Warrants held by Goldman and Beekman, which are accounted for as liabilities on our balance sheet.
(2)	Consists of transaction costs related to the 2019 Acquisitions and 2018 Acquisitions.

Adjusted EBITDA was $9.9 million for the six months ended March 31, 2019 compared to $9.5 million for the six months ended March 31, 2018. The increase in Adjusted EBITDA resulted from our 10.1% increase in same-store sales growth during the six months ended March 31, 2019, combined with the results of the 2019 Acquisitions and the inclusion of the financial results of the 2018 Acquisitions for the full six month period. This increase in Adjusted EBITDA as a result of increased sales was partially offset by a reduction in our gross profit percentage.

Year Ended September 30, 2018, Compared to Year Ended September 30, 2017

	Years Ended September 30,
Description	2018	2017	Change
	($ in thousands)
Net income (loss)	$1,946	$(4,258)	$6,205
Interest expense – other	3,836	2,266	1,570
Income taxes	—	—	—
Depreciation and amortization	1,685	1,055	630
Change in fair value of warrant(1)	33,187	18,057	15,130
Transaction costs(2)	438	327	110
Other (income) expense(3)	(269)	217	485
Adjusted EBITDA	$40,823	$17,664	$23,159
(1)	Represents the non-cash expense recognized during the period for the change in the fair value of the LLC Warrants held by Goldman and Beekman, which are accounted for as liabilities on our balance sheet.
(2)	Consists of transaction costs related to the 2018 Acquisitions and 2017 Acquisitions.
(3)	Other (income) expense was primarily attributable to insurance proceeds related to hurricane related claims received during fiscal 2018.

Adjusted EBITDA was $40.8 million for the fiscal year ended September 30, 2018 compared to $17.7 million for the fiscal year ended September 30, 2017. The increase in Adjusted EBITDA resulted from our 22.2% same-store sales growth for the fiscal year ended September 30, 2018 and the effects of our 2018 Acquisitions and the inclusion of a full year of financial results attributable to the 2017 Acquisitions. Additionally, Adjusted EBITDA was also positively impacted by improvements in our gross profit as a percentage of revenue and a reduction in our SG&A expenses as a percentage of revenue.

Seasonality

Our business, along with the entire recreational boating industry, is highly seasonal, and such seasonality varies by geographic market. With the exception of Florida, we generally realize significantly lower sales and higher levels of inventories, and related floor plan borrowings, in the quarterly periods ending December 31 and March 31. Revenue generated from our stores in Florida serves to offset generally lower winter revenue in our other states and enables us to maintain a more consistent revenue stream. The onset of the public boat and recreation shows in January stimulates boat sales and typically allows us to reduce our inventory levels and related floor plan borrowings throughout the remainder of the fiscal year. The impact of seasonality on our results of operations could be materially impacted based on the location of our acquisitions. For example, our operations could be substantially more seasonal if we acquire dealer groups that operate in colder regions of the United States. Our business is also subject to weather patterns, which may adversely affect our results of operations. For example, prolonged winter conditions, reduced rainfall levels or excessive rain, may limit access to boating locations or render boating dangerous or inconvenient, thereby curtailing customer demand for our products and services. In addition, unseasonably cool weather and prolonged winter conditions may lead to a shorter selling season in certain locations. Hurricanes and other storms could result in disruptions of our operations or damage to our boat inventories and facilities, as has been the case when Florida and other markets were affected by hurricanes. We believe our geographic diversity is likely to reduce the overall impact to us of adverse weather conditions in any one market area. For more information, see “Risk Factors–Our business, as well as the entire recreational boating industry, is highly seasonal, with seasonality varying in different geographic markets” and “Business–Seasonality.”

Liquidity and Capital Resources

Overview

Upon completion of this offering, we will be a holding company with no operations and will be the sole managing member of OneWater LLC. Upon completion of this offering and the application of proceeds therefrom, our principal asset will consist of common units of OneWater LLC. Our earnings and cash flows and ability to meet our obligations under the GS/BIP Credit Facility and any other debt obligations will depend on the cash flows resulting from the operations of our operating subsidiaries, and the payment of distributions by such subsidiaries. To the extent any distributions or transfers are restricted or prohibited, our ability to make payments on the GS/BIP Credit Facility and any other debt obligations or declare dividends could be limited. Accordingly, the operating results of our subsidiaries may not be sufficient for them to make distributions to us. In addition, distributions and intercompany transfers from our subsidiaries to us may be restricted by applicable law or covenants contained in the debt agreements described below and other agreements.

Our cash needs are primarily for growth through acquisitions and working capital to support our retail operations, including new and pre-owned boat and related parts inventories and off-season liquidity. We routinely monitor our cash flow to determine the amount of cash available to complete acquisitions of dealer groups and stores. We monitor our inventories, inventory aging and current market trends to determine our current and future inventory and related floorplan financing needs. Based on current facts and circumstances, we believe we will have adequate cash flow, coupled with available borrowing capacity, to fund our current operations, capital expenditures and acquisitions for the next twelve months.

Cash needs for acquisitions have historically been financed with our GS/BIP Credit Facility and cash generated from operations. Our ability to utilize the GS/BIP Credit Facility to fund operations depends upon Adjusted EBITDA and compliance with covenants of the GS/BIP Credit Facility. Cash needs for inventory have historically been financed with our Inventory Financing Facility. Our ability to fund inventory purchases and operations depends on the collateral levels and our compliance with the covenants of the Inventory Financing Facility. As of March 31, 2019, we were in compliance with all covenants under the GS/BIP Credit Facility and the Inventory Financing Facility.

Cash Flows

Analysis of Cash Flow Changes Between the Six Months Ended March 31, 2019 and 2018

The following table summarizes our cash flows for the periods indicated:

	Six Months Ended March 31,
Description	2019	2018	Change
	($ in thousands, unaudited)
Net cash provided by (used in) operating activities	$(79,591)	$(48,763)	$(30,828)
Net cash provided by (used in) investing activities	(5,573)	(3,933)	(1,639)
Net cash provided by financing activities	85,306	62,730	22,577
Net change in cash	$143	$10,034	$(9,891)

Operating Activities. Net cash used in operating activities was $79.6 million for the six months ended March 31, 2019 compared to $48.8 million for the six months ended March 31, 2018. The $30.5 million increase in cash used in operating activities was primarily attributable to a $28.4 million increase in inventory and a $2.3 million increase in accounts receivable. These amounts were partially offset by a reduction in the net loss for the period and a reduction in the adjustment related to the fair value of the warrant liability.

Investing Activities. Net cash used in investing activities was $5.6 million for the six months ended March 31, 2019 compared to $3.9 million for the six months ended March 31, 2018. The $1.6 million increase in net cash used in investing activities was primarily attributable to $2.6 million in cash used to complete acquisitions during the six months ended March 31, 2019.

Financing Activities. Net cash provided by financing activities was $85.3 million for the six months ended March 31, 2019 compared to $62.7 million for the six months ended March 31, 2018. The $22.6 million increase in cash provided by financing activities was primarily attributable to the increase in net borrowings under our Inventory Financing Facility.

Analysis of Cash Flow Changes Between the Year Ended September 30, 2018 and 2017

The following table summarizes our cash flows for the periods indicated:

	Year Ended September 30,
Description	2018	2017	Change
	(in thousands)
Net cash provided by (used in) operating activities	$(4,654)	$6,514	$(11,168)
Net cash provided by (used in) investing activities	(23,920)	(23,304)	(615)
Net cash provided by financing activities	34,257	16,993	17,264
Net change in cash	$5,683	$202	$5,481

Operating Activities. Net cash used in operating activities was $4.7 million for the fiscal year ended September 30, 2018 compared to net cash provided by operating activities of $6.5 million for the fiscal year ended September 30, 2017. The $11.2 million reduction in cash from operating activities was primarily attributable to a $39.9 million increase in inventory, partially offset by an increase in net income and the non-cash change in fair value of the LLC Warrants.

Investing Activities. Net cash used in investing activities was $23.9 million for the fiscal year ended September 30, 2018 compared to $23.3 million for the fiscal year ended September 30, 2017. The $0.6 million increase in net cash used in investing activities was primarily attributable to an increase in cash used for purchases of property, partially offset by a reduction in the cash used in acquisitions. For the fiscal years ended September 30, 2018 and 2017, capital expenditures for maintenance capital expenditures were $3.2 million and $2.6 million, respectively, and capital expenditures for growth capital expenditures were $6.9 million and $1.5 million, respectively. Maintenance capital expenditures are approximately 0.5% of revenue annually and growth capital expenditures are less predictable, as these include purchases of dealer groups and stores, large leasehold improvement and select large equipment purchases.

Financing Activities. Net cash provided by financing activities was $34.3 million for the fiscal year ended September 30, 2018 compared to $17.0 million for the fiscal year ended September 30, 2017. The $17.3 million increase in cash provided by financing activities was primarily attributable to net borrowings on our Inventory Financing Facility, partially offset by a reduction in payments on long-term debt and distributions to members.

Debt Agreements

GS/BIP Credit Facility

On October 28, 2016, OneWater LLC and certain of our subsidiaries entered into the GS/BIP Credit Facility. The current GS/BIP Credit Facility consists of an up to $50.0 million multi-draw term loan facility and a $5.0 million revolving line of credit. The GS/BIP Credit Facility matures on October 28, 2021. Payment under each term loan is due in installments commencing on December 31, 2019. As of September 30, 2018, we had $28.6 million outstanding under the multi-draw term loan and no amount outstanding under the revolving line of credit. As of March 31, 2019, we had $44.1 million outstanding under the multi-draw term loan and $5.0 million outstanding under the revolving line of credit.

All amounts owed are guaranteed by us and certain of our subsidiaries. The multi-draw term loan may be used to fund certain Permitted Acquisitions (as defined in the GS/BIP Credit Facility), and the revolving line of credit may be used for working capital and general corporate matters.

The annual interest rate on the GS/BIP Credit Facility is equal to (i) the Applicable Cash Rate (as defined in the GS/BIP Credit Facility), which is payable in cash, plus (ii) the Applicable PIK Rate (as defined in the GS/BIP Credit Facility), which is payable in kind by increasing the principal amount of the underlying loan, which rates are set forth below. Additionally, we pay a commitment fee calculated based on the unused amount under the multi-draw term loan facility and revolving line of credit, times 0.50% per annum.

Time Period	Applicable Cash Rate	Applicable PIK Rate
October 28, 2016 through October 31, 2018	0.00%	10.00%
November 1, 2018 through October 31, 2019	4.00%	6.00%
November 1, 2019 through October 31, 2020	6.00%	4.00%
November 1, 2020 through the maturity date and thereafter	8.00%	2.00%

We are required to comply with certain financial and non-financial covenants under the GS/BIP Credit Facility, including maintaining a Fixed Charge Coverage Ratio (as defined in the GS/BIP Credit Facility) of 1.25 to 1.00 for each fiscal quarter. We are also subject to additional restrictions to maintain certain Senior Leverage Ratio and Total Leverage Ratio (each as defined in the GS/BIP Credit Facility), which ratios fluctuate based on the time period. We must also maintain Consolidated Liquidity (as defined in the GS/BIP Credit Facility) of at least $1.0 million at all times. Further, until amounts under the GS/BIP Credit Facility are repaid in full, we may not, subject to certain exceptions, (i) incur any additional debt, (ii) permit liens on our property, assets or revenues, (iii) make certain investments, (iv) engage in certain fundamental changes and dispositions of assets, (v) amend our organizational documents or certain of our material contracts, and (vi) prepay certain other indebtedness. OneWater LLC and its subsidiaries are generally restricted from making cash dividends or distributions on shares or units of their outstanding capital stock subject to certain exceptions, including exceptions to allow OneWater LLC to make distributions to its members for certain permitted tax payments and to allow OneWater LLC to make scheduled payments on certain subordinated debt.

We may, subject to certain restrictions, voluntarily prepay certain amounts due under the GS/BIP Credit Facility. Unless otherwise waived by each of the lenders thereto, we are also subject to mandatory prepayment (in whole or in part) upon the occurrence of certain events and transactions, including, among other things, certain issuances of equity and debt securities. Upon the issuance of equity securities by us or any of our subsidiaries, other than (i) equity securities issued pursuant to any employee stock or stock option compensation plan, (ii) equity securities issued by and between us and certain of our subsidiaries, and (iii) any issuance for purposes approved in writing by the administrative agent and certain lenders, we will repay all amounts outstanding pursuant to the GS/BIP Credit Facility, and such amounts available to us will be permanently reduced, in an aggregate amount equal to the net proceeds. We expect that completion of this offering will trigger the mandatory prepayment obligations under the GS/BIP Credit Facility and intend to use a portion of the net proceeds from this offering to make such mandatory prepayments. To the extent that the net proceeds from this offering do not cover the outstanding amount due under the GS/BIP Credit Facility in whole, we expect to refinance the remaining amount.

An event of default under the GS/BIP Credit Facility includes, among other events, (i) failure to pay principal or interest when due, (ii) breaches of certain covenants, (iii) defaults under certain other credit agreements, and (iv) an institution of bankruptcy, reorganization, liquidation or receivership. As of March 31, 2019, we were in compliance with all of the covenants under the GS/BIP Credit Facility.

Inventory Financing Facility

On June 14, 2018, OneWater LLC and certain of our subsidiaries entered into the Fourth Amended and Restated Inventory Financing Agreement with Wells Fargo Commercial Distribution Finance, LLC and various lender parties thereto (as subsequently amended and restated, the “Inventory Financing Facility” and, together with the GS/BIP Credit Facility, the “Credit Facilities”). On September 21, 2018, OneWater LLC and certain of our subsidiaries entered into the First Amendment to the Fourth Amended and Restated Inventory Financing Agreement which, among other things, increased the maximum amount of borrowing available under the Inventory Financing Facility from $200.0 million to $275.0 million. On

April 5, 2019, OneWater LLC and certain of its subsidiaries further amended the Inventory Financing Facility to, among other things, increase the maximum amount of borrowing available under the Inventory Financing Facility from $275.0 million to $292.5 million.

The interest rate for amounts outstanding under the Inventory Financing Facility is calculated using the one month LIBOR rate plus an applicable margin of 2.75% to 5.00% for new boats and at the new boat rate plus 0.25% for used boats. Loans will be extended from time to time to enable us to purchase inventory from certain manufacturers and to lease certain boats and related parts to customers. The applicable financial terms, curtailment schedule and maturity for each loan will be set forth in separate program terms letters entered into from time to time. The collateral for the Inventory Financing Facility consists primarily of our inventory that is financed through the Inventory Financing Facility and related assets, including accounts receivable, bank accounts, and proceeds of the foregoing, and excludes the collateral that underlies the GS/BIP Credit Facility.

OneWater LLC and certain of our subsidiaries are required to comply with certain financial and non-financial covenants under the Inventory Financing Facility, including provisions that the Funded Debt to EBITDA Ratio (as defined in the Inventory Financing Facility) of OneWater LLC must not exceed 2.00 to 1.00, and that our Fixed Charge Coverage Ratio (as defined in the Inventory Financing Facility) on a consolidated basis must be at least 2.00 to 1.00 during the periods prior to September 30, 2018; 1.50 to 1.00 during the period between October 1, 2018 and September 30, 2019; and 1.35 to 1.0 for all periods after September 30, 2019. We are also subject to additional restrictive covenants, including restrictions on our ability to (i) use, sell, rent or otherwise dispose of any collateral underlying the Inventory Financing Facility except for the sale of inventory in the ordinary course of business, (ii) incur certain liens, (iii) engage in any material transaction not in the ordinary course of business, (iv) change our business in any material manner or our organizational structure, other than as otherwise provided for in the Inventory Financing Facility, (v) engage in certain mergers or consolidations, (vi) acquire certain assets or ownership interest of any other person or entities, except for certain permitted acquisitions, (vii) guarantee or indemnify or otherwise become in any way liable with respect to certain obligations of any other person or entity, (viii) redeem, retire, purchase or otherwise acquire, directly or indirectly, any of the equity of our acquired dealer groups, (ix) make any change in any of our dealer groups’ capital structure or in any of its business objectives or operations which might in any way adversely affect the ability of such dealer group to repay its obligations under the Inventory Financing Facility, (x) incur, create, assume, guarantee or otherwise become or remain liable with respect to certain indebtedness, and (xi) make certain payments of subordinated debt. Certain of OneWater LLC’s subsidiaries are generally restricted from making cash dividends or distributions, except for certain dividends or distributions to OneWater LLC’s members made during specified time frames and in an amount not to exceed 50% of OneWater LLC’s consolidated net cash flow after taxes for the preceding fiscal year, provided that such dividend or distribution would not result in a default under the Inventory Financing Facility. Additionally, among other exceptions, OneWater LLC may make distributions to its members for certain permitted tax payments subject to certain financial ratios, and may make scheduled payments on certain subordinated debt.

As of September 30, 2018 and March 31, 2019, our indebtedness associated with financing our inventory under the Inventory Financing Facility totaled approximately $157.5 million and $263.2 million, respectively. Certain of our manufacturers enter into independent agreements with the lenders to the Inventory Financing Facility, which results in a lower effective interest rate charged to us for borrowings related to the products by such manufacturer. As of September 30, 2017 and 2018, the effective interest rate on the outstanding short-term borrowings under the Inventory Financing Facility was approximately 3.6% and 2.6%, respectively. As of March 31, 2019 and 2018, the effective interest rate on the outstanding short-term borrowings under the Inventory Financing Facility was approximately 3.8% and 3.3%, respectively. As of September 30, 2018 and March 31, 2019, our additional available borrowings under our Inventory Financing Facility were approximately $117.5 million and $11.8 million, respectively, based upon the outstanding borrowings and the maximum facility amount. The aging of our inventory limits our borrowing capacity as defined curtailments reduce the allowable advance rate as our inventory ages.

Opco Preferred Units

On October 28, 2016, Goldman and Beekman entered into a Subscription Agreement with us and certain of our subsidiaries, pursuant to which Goldman and Beekman purchased Opco Preferred Units.

Goldman and Beekman purchased 45,000 and 23,000 Opco Preferred Units, representing 66.2% and 33.8% of the total Opco Preferred Units outstanding for purchase prices of approximately $44.4 million and $22.70 million, respectively. The Opco Preferred Holders are entitled to (i) a “preferred return” at a rate of 10% per annum, compounded quarterly, on (a) the aggregate amount of capital contributions made, minus any prior distributions (the “unreturned preferred amount”), plus (b) any unpaid preferred returns for prior periods, and (ii) a “preferred target distribution” at a rate of 10% per annum on the unreturned preferred amount multiplied by (a) 40% for the calendar quarters ending March 31, 2019, June 30, 2019 and September 30, 2019, (b) 60% for each calendar quarters ending December 31, 2019, March 31, 2020, June 30, 2020 and September 30, 2020, and (c) 80% for each calendar quarter thereafter. The preferred target distribution proportionally adjusts the amount of capital contribution of each Opco Preferred Holder. Opco and certain affiliates are required to meet certain financial covenants, including maintenance of certain leverage ratios. Failure by Opco to pay the preferred return and preferred target distribution, failure to meet certain financial covenants, or repayment in full or acceleration of the obligations under the GS/BIP Credit Facility will permit a majority of the Opco Preferred Holders to require us to purchase all Opco Preferred Units equal to the unreturned preferred amount plus any unpaid preferred returns (the “redemption amount”). As of September 30, 2018 and March 31, 2019, the redemption amount of the Opco Preferred Units held by Goldman and Beekman was $81.3 million and $84.6 million, respectively.

We intend to use a portion of the net proceeds from this offering to redeem all of the shares of Opco Preferred Units held by Goldman and Beekman. For additional information relating to the Opco Preferred Units, see “Use of Proceeds” and “Certain Relationships and Related Party Transactions—Opco Preferred Units.”

Notes Payable

Acquisition Notes Payable. In connection with certain of our acquisitions of dealer groups, we have entered into notes payable with the acquired entities to finance these acquisitions. As of March 31, 2019, our indebtedness associated with our 12 acquisition notes payable totaled an aggregate of $15.7 million with a weighted average interest rate of 5.5% per annum. As of March 31, 2019, the principal amount outstanding under these acquisition notes payable ranged from $0.2 million to $3.1 million, and the maturity dates ranged from April 1, 2019 to February 1, 2022.

Commercial Vehicles Notes Payable. Since 2015, we have entered into multiple notes payable with various commercial lenders in connection with our acquisition of certain vehicles utilized in our retail operations. Such notes bear interest ranging from 1.0% to 6.5% per annum, require monthly payments of approximately $45,000, and mature on dates between March 2020 to July 2024. As of March 31, 2019, we had $2.4 million outstanding under the commercial vehicles notes payable.

Contractual Obligations

The table below provides estimates of the timing of future payments that we are contractually obligated to make based on agreements in place at September 30, 2018.

	Payments Due by Period
	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years	Total
	(in thousands)
GS/BIP Credit Facility(1)	$—	$2,789	$25,816	$—	$28,605
Inventory Financing Facility(2)	157,783	—	—	—	157,783
Notes Payable(3)	1,890	12,123	347	8	14,368
Estimated interest payments(4)	3,642	6,519	5,181	1	15,343
Operating lease obligations(5)	7,784	14,408	11,407	36,366	69,961
Total	$171,099	$35,838	$42,751	$36,374	$286,062

(1)	Payments are generally made as required pursuant to the GS/BIP Credit Facility discussed above under “—Debt Agreements—GS/BIP Credit Facility.”
(2)	Payments are generally made as required pursuant to the Inventory Financing Facility discussed above under “—Debt Agreements—Inventory Financing Facility.”
(3)	Includes notes payable entered into in connection with certain of our acquisitions of dealer groups and notes payable entered into with various commercial lenders in connection with our acquisition of certain vehicles. Payments are generally made as required pursuant to the Inventory Financing Facility discussed above under “—Debt Agreements—Notes Payable.”
(4)	Estimated interest payments based on the outstanding principal and stated interest rates on the outstanding notes payable.
(5)	Includes certain physical facilities and equipment that we lease under noncancelable operating leases.

As of March 31, 2019, there have been no material changes to the commitments and contractual obligations table above outside the ordinary course of business, except as noted below.

As of March 31, 2019, the outstanding balance of the GS/BIP Credit Facility was $49.1 million. As of March 31, 2019, the outstanding balance of the Inventory Financing Facility was $263.2 million.

During the six months ended March 31, 2019, due to the 2019 Acquisitions, we entered into acquisition notes payable with the sellers of dealer groups and notes for commercial vehicles totaling $3.7 million. Please see Note 11 in our condensed consolidated financial statements.

Tax Receivable Agreement

The Tax Receivable Agreement generally provides for the payment by OneWater Inc. to certain of the OneWater Unit Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using the estimated impact of state and local taxes) that OneWater Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of certain tax basis increases and certain tax benefits attributable to imputed interest. OneWater Inc. will retain the benefit of the remaining 15% of these net cash savings. See “Risk Factors—Risks Related to this Offering and Our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” To the extent OneWater LLC has available cash and subject to the terms of any current or future debt or other agreements, the OneWater LLC Agreement will require OneWater LLC to make pro rata cash distributions to OneWater Unit Holders, including OneWater Inc., in an amount sufficient to allow OneWater Inc. to pay its taxes and to make payments under the Tax Receivable Agreement. We generally expect OneWater LLC to fund such distributions out of available cash. However, except in cases where OneWater Inc. elects to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control or OneWater Inc. has available cash but fails to make payments when due, generally OneWater Inc. may elect to defer payments due under the Tax Receivable Agreement if it does not have available cash to satisfy its payment obligations under the Tax Receivable Agreement or if its contractual obligations limit its ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest. In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, OneWater Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement. In the case of such an acceleration, where applicable, we generally expect the accelerated payments due under the Tax Receivable Agreement to be funded out of the proceeds of the change of control transaction giving rise to such acceleration. OneWater Inc. intends to account for any amounts payable under the Tax Receivable Agreement in accordance with ASC Topic 450, Contingent Consideration. For further discussion regarding the potential acceleration of payments under the Tax Receivable Agreement and its potential impact, please read “Risk Factors—Risks Related to this Offering and Our Class A Common Stock.” For additional information regarding the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our Inventory Financing Facility exposes us to risks caused by fluctuations in interest rates. The interest rate on our Inventory Financing Facility for new boats is calculated using the one-month LIBOR rate plus an applicable margin. Based on an outstanding balance of $263.2 million as of March 31, 2019, a change of 100 basis points in the underlying interest rate would have caused a change in interest expense of approximately $2.6 million. We do not currently hedge our interest rate exposure. This hypothetical increase does not take into account a corresponding increase to the programs that we may receive from our manufacturers or management’s ability to curtail inventory and related floor plan balances, both of which would reduce the impact of the interest rate increase.

Foreign Currency Risk

We purchase certain of our new boat and parts inventories from foreign manufacturers. Although we purchase our inventories in U.S. dollars, our business is subject to foreign exchange rate risk that may influence manufacturers’ ability to provide their products at competitive prices in the United States. To the extent that we cannot recapture this volatility in prices charged to customers or if this volatility negatively impacts consumer demand for our products, this volatility could adversely affect our future operating results.

Recent Accounting Pronouncements

As an “emerging growth company” (“EGC”), the Jumpstart Our Business Startups Act (“JOBS Act”) allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), as subsequently amended, a converged standard on revenue recognition. The new pronouncement requires revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for some costs to obtain or fulfil a contract with a customer, as well as enhanced disclosure requirements. ASU 2014-09 is effective for a public company’s annual reporting periods beginning after December 15, 2017. As an EGC, we have elected to adopt ASU 2014-09 following the effective dates for private companies beginning with annual reporting periods beginning after December 15, 2018, including interim reporting periods within that reporting period. We are currently in the process of evaluating the effects of this pronouncement on its consolidated financial statements, related disclosures and internal controls over financial reporting. We plan to adopt ASU 2014-09 in the first quarter of fiscal year 2020.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). This update requires organizations to recognize lease assets and lease liabilities on the balance sheet and discloses key information about leasing arrangements. ASU 2016-02 is effective for a public company’s annual reporting periods beginning on or after December 15, 2018, and interim periods within those annual periods. As an EGC, we have elected to adopt ASU 2016-02 following the effective dates for private companies beginning with annual reporting periods beginning after December 15, 2019, including interim reporting periods within that reporting period, earlier application is permitted. We are currently in the process of evaluating the effects of this pronouncement on our consolidated financial statements, related disclosures and internal controls over financial reporting. We plan to adopt ASU 2016-02 in fiscal year 2021 and expect the adoption of ASU 2016-02 to have a significant and material impact on the consolidated balance sheet given the current lease agreements for our stores. Based on the current assessment, we expect that most of the operating lease commitments will be subject to the new guidance and recognized as operating lease liabilities and right-of use assets upon adoption, resulting in a material increase in the assets and liabilities recorded on the consolidated balance sheet. We are continuing our assessment, which may identify additional impacts this standard will have on the consolidated financial statements and related disclosures and internal control over financial reporting.

In March 2016, the FASB issued ASU 2016-09, “Compensation – Stock Compensation (Topic 718)” (“ASU 2016-09”). This update is part of the FASB’s Simplification Initiative. The objective of the Simplification Initiative is to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. This guidance is effective for public companies prospectively for fiscal years beginning after December 15, 2017, with early adoption permitted for interim or annual periods. As an EGC, we have elected to early adopt ASU 2016-09, reflecting the adoption for all periods presented.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230)” (“ASU 2016-15”). Additionally, in November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230)” (“ASU 2016-18”). These updates require organizations to reclassify certain cash receipts and cash payments within the Statement of Cash Flows and modify the classification and presentation of restricted cash. These ASUs are effective for a public company’s annual reporting periods beginning on or after December 15, 2017, and interim periods within those annual periods. As an EGC, we have elected to adopt these ASUs following the effective dates for private companies beginning with annual reporting periods beginning after December 15, 2018, including interim reporting periods within that reporting period. We are currently in the process of evaluating the effects of this pronouncement on our consolidated financial statements, related disclosures and internal controls over financial reporting. We plan to adopt ASU 2016-15 and ASU 2016-18 in fiscal 2021.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805)” (“ASU 2017-01”). This update to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. As an EGC, we have elected to adopt ASU 2014-09 following the effective dates for private companies beginning with annual reporting periods beginning after December 15, 2018, including interim reporting periods within that reporting period. We are currently in the process of evaluating the effects of this pronouncement on our consolidated financial statements, related disclosures and internal controls over financial reporting. We plan to adopt ASU 2017-01 in the first quarter of fiscal year 2020.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill impairment (Topic 350)” (“ASU 2017-04”). This update removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under ASU 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the impairment loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This guidance is effective for public companies prospectively for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed after January 1, 2017. As an EGC, we have elected to early adopt ASU 2017-04 with annual impairment tests performed after January 1, 2017.

Internal Controls and Procedures

In connection with the issuance of our financial statements audited under PCAOB standards, but subsequent to the issuance of our financial statements prepared under accounting standards applicable to private companies, as of and for the fiscal years ended September 30, 2018 and 2017, management identified an error in connection with the accounting for the fair value of our warrants. Due to the materiality of the error, the financial statements were restated in connection with the completion of the PCAOB audit. Accordingly, management and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting, as defined in the standards established by the PCAOB. The material weakness relates to our review controls over key assumptions used in the September 30, 2017 valuation of warrants, which did not operate at a sufficient level of precision to timely detect and prevent a material misstatement that resulted from a material change in the value of the warrants. Specifically, because the warrants were outstanding for less than a year, we did not engage a specialist to assist management in completing a valuation of the warrants. In addition, in the preparation of the warrants’ valuation at September 30, 2018, our internal controls with respect to the valuation of the warrants did not appropriately identify the portion of the change in the warrants’ value related to fiscal 2017 that was initially recorded in fiscal 2018.

We are taking steps to remediate this material weakness by establishing more robust processes supporting internal controls over financial reporting, including actively recruiting additional finance and accounting personnel and utilization of specialists for complex and fair value calculations. We cannot assure you that the remediation measures that we have implemented and the further measures that we intend to implement will be sufficient to remediate our existing material weakness or to identify or prevent additional material weaknesses. We also cannot assure you that we have identified all of our existing material weaknesses or that we will not in the future have additional material weaknesses. See “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls” and “If we fail to remediate the material weakness in our internal control over financial reporting, or experience any additional material weaknesses in the future or otherwise fail to develop or maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.”

We are not currently required to comply with the U.S. Securities and Exchange Commission’s (the “SEC”) rules implementing Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will be required to make our first assessment of our internal control over financial reporting and to comply with the management certification requirements of Section 404 in our annual report on Form 10-K for the year following our first annual report that is filed with the SEC (subject to any change in applicable SEC rules).

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. See “Emerging Growth Company Status.”

Off Balance Sheet Arrangements

We have no material off balance sheet arrangements, except for operating leases and purchase commitments under supply agreements entered into in the normal course of business.

BUSINESS

Overview

We are one of the largest and fastest-growing premium recreational boat retailers in the United States with 60 stores comprising 20 dealer groups in 11 states. Our dealer groups are located within highly attractive markets throughout the Southeast, Gulf Coast, Mid-Atlantic and Northeast, including Texas, Florida, Alabama, North Carolina, South Carolina, Georgia, Ohio and New York, which collectively comprise eight of the top twenty states for marine retail expenditures. We believe that we are the number-one dealer by volume in sales of premium boats in 12 out of the 17 markets where we operate. In 2018, we sold over 10,000 new and pre-owned boats, of which we believe approximately 40% were sold to customers with whom we had established relationships. The combination of our significant scale, diverse inventory, access to premium boat brands and meaningful dealer group brand equity enables us to provide a consistently professional experience as reflected in the number of our repeat customers and same-store sales growth.

Note: Store count as of May 2019.

We have a diversified revenue profile that is comprised of new boat sales, pre-owned boat sales, F&I products, repair and maintenance services, and parts and accessories. Non-boat sales were approximately 10% of revenue and 27% of gross profit in fiscal year 2018, and approximately 12% of revenue and 31% of gross profit for the six months ended March 31, 2019. We offer a wide array of new boats at various price points through relationships with over 47 manufacturers covering 64 brands. We are currently a top-three customer for 24 of our 64 brands and the single largest customer for each of our top five highest-selling brands. While our order volume amounts to between 5% to 35% of total sales for those top five brands, no single brand accounts for more than 10% of our sales volume. Our relationships with many of our manufacturers are long-standing and have been developed over multiple decades of experience within the marine industry. We believe that the strength of our relationships combined with our scale enables us to receive among the best pricing and terms available across all of the brands and models that we carry, and we routinely evaluate the sales performance and demand for each respective brand to ensure that the economic relationship we have in place with our manufacturers optimizes our profitability.

We were formed in 2014 as OneWater LLC through the merger of Singleton Marine and Legendary Marine, which created a marine retail platform that collectively owned and operated 19 stores. Since the merger in 2014, we have acquired a total of 37 additional stores through 16 acquisitions. Our current portfolio as of May 31, 2019 consists of 20 different local and regional dealer groups. While we have opportunistically opened new stores in select markets, we believe that it is generally more effective economically and operationally to acquire existing stores with experienced staff and established reputations.

We believe that our dealer group branding strategy, which retains the name, logo and trademarks associated with each store or dealer group at the time of acquisition, significantly differentiates us from our largest competitors who employ singular, national branding strategies. We are committed to maintaining local and regional dealer group branding because we believe that the value of retaining the goodwill and long-standing customer relationships of these local businesses, many of which have been built by families over decades, far exceeds the benefits of attempting to establish a potentially unfamiliar “OneWater” national brand. In addition, preserving this established identity maintains the long term engagement of former owners because their name and reputation remain figuratively and literally “on the door.”

Summary of Fiscal Year 2018 Financial Performance and Key Metrics

We have experienced significant growth in recent years.

•	Revenue increased 54% year-over-year from $391.5 million in fiscal year 2017 to $602.8 million in fiscal year 2018.
•	Consolidated same-store sales growth increased 22% in fiscal year 2018.
•	Gross profit margins increased 90 basis points in fiscal year 2018, contributing to gross profit of $137.7 million (61% year-over-year growth).
•	Operating expenses as a percentage of revenue declined 155 basis points in fiscal year 2018 contributing to a second consecutive year of a reduction in operating expense margins.
•	Net income of $1.9 million in fiscal year 2018 compared to net loss of $(4.3) million in fiscal year 2017.

•	Adjusted EBITDA has more than doubled year-over-year from $17.7 million in fiscal year 2017 to $40.8 million in fiscal year 2018.
•	Operating stores increased to 53 locations, up 18% over the prior year.

For a reconciliation of Adjusted EBITDA to net income (loss), its most directly comparable financial measure presented in accordance with GAAP, see “─Summary Historical Consolidated Financial and Operating Data.”

Our Market and Our Customer

Consumer spending on boats, engines, services, parts, accessories and related purchases reached $39 billion in 2017 and has grown in excess of 5% annually since 2010. New powerboat sales have driven market growth and reached $9.6 billion in 2017, implying a 13% annual growth rate since 2010. Of the approximately one million powerboats sold in the United States each year, 81% of total units sold (approximately 810,000) are pre-owned. Relative demand for new and late-model boats has increased in recent years in part due to the continuous evolution of boat technology and design including, but not limited to, seating configurations, power, efficiency, instrumentation and electronics, and wakesurf gates, each of which represents a material design improvement that cannot be matched by more dated boat models. We believe the increasing pace of innovation in technology and design will result in more frequent upgrade purchases and ultimately higher sales volumes of new and late-model, pre-owned boat sales.

[1]	Note: NMMA Industry Report

The boat dealership market is highly fragmented and is comprised of over 3,000 stores nationwide. Most competing boat retailers are operated by local business owners who own three or fewer stores. We are one of the largest and fastest-growing premium recreational boat retailers in the United States. Despite our size, we comprise less than 2% of total industry sales. Our scale and business model allow us to leverage our extensive inventory to provide consumers with the ability to find a boat that matches their preferences (e.g., make, model color, configuration and other options) and to deliver the boat within days while providing a personalized sales experience. We are able to operate with a comparatively higher degree of profitability than other independent retailers because we allocate support resources across our store base, focus on high-margin products and services, utilize floor plan financing and provide core back-office functions on a scale that many independent retailers are unable to match. We seek to be the leading boat retailer by total market share within each boating market and within the product segments in which we participate. To the extent that we are not, we will evaluate acquiring other local retailers in order to increase our sales, to add additional brands or to provide us with additional high-quality personnel.

[1]	Note: Industry includes competitors such as MarineMax with 67 stores as of May 1, 2019 selling premium boats and BassPro Shops, which sells entry-level boats together with other outdoor sporting goods across 171 stores.

We believe that boating is a lifestyle that brings families and friends together regardless of their stage of life. Whether a person grew up in a household that owned a boat or experiences boating later in life, once a person buys their first boat they often become a boating customer for life. Our customers are typically middle to upper-middle class families who either own a house on the water or live near a body of water where they can engage in boating activities. We serve customers whose boating preferences span from general recreation and cruising to fresh and salt water fishing to watersports, including wakeboarding and wake surfing. The profile of our customers range from those in their early-to-mid 30’s who are upgrading their house, cars and lifestyle to those who have owned multiple boats and view boating as a way of life. Our inventory and product selection allow us to cater to a highly diverse customer base with price points and boat types that appeal to a broad spectrum of budgets and preferences. In fiscal year 2018, the boating industry’s and MarineMax’s average selling prices for a new boat were $48,000 and $203,000, respectively. By comparison, OneWater’s average selling price for a new boat in fiscal year 2018 was $91,000.

Our Strengths

Leading Market Position and Scale: We are one of the largest and fastest-growing premium recreational boat retailers in the United States, with 60 stores across 11 states. We have a strong presence in Texas, Florida, Alabama, South Carolina, Georgia, Ohio, New York and North Carolina with 53 stores. Collectively these markets comprise eight of the top twenty states for marine retail expenditures.

Differentiated Marketing and Branding Strategy: We are committed to maintaining a local and regional dealer group branding strategy and believe that retaining the goodwill and long-standing customer relationships of dealer groups that we acquire provides significantly more value than establishing a potentially unfamiliar “OneWater” national brand across each of our stores. Preserving the existing brands enables us to retain key staff, including senior management, which reduces, or eliminates, our need to hire and train new people when we complete an acquisition.

Our marketing department is able to deploy highly efficient and targeted sales campaigns due to the number of customers we have served to date and the analytics we have obtained from prior transactions. Customers who buy boats commonly make ongoing purchases of parts, repair and maintenance services, and storage. We proactively send marketing messages to anticipate when a customer may need additional repair and maintenance services in order for us to maximize the value of a customer and to diversify our revenue streams across all revenue categories.

Seasoned Consolidator in a Highly Fragmented Market: We have an extensive acquisition track record within the boating industry and have developed a reputation for treating sellers and their staff in an honest and fair manner. We believe our reputation and scale have positioned us as a buyer of choice for boat dealers who want to sell their businesses. To date, 100% of our acquisitions have been sourced from inbound inquiries, and the number of annual inquiries we receive has consistently increased over time. Less than 50% of the inbound leads that we receive meet our criteria but more than 90% of the stores on which we conduct diligence are ultimately acquired. Our acquisition and integration team has executed 16 acquisitions since 2014. Our acquisition team is typically able to convert the selling dealer groups’ back-office systems to our IT platform within approximately ten days, with full integration of most acquisitions completed in approximately 45 days. Our strategy is to acquire stores at attractive EBITDA multiples and then grow same-store sales while benefitting from cost-reducing synergies. Historically, we have typically acquired dealer groups for less than 4.0x EBITDA on a trailing twelve months basis and believe that we will be able to continue to make attractive acquisitions within this range.

Strong Yet Flexible Relationships with Leading Boat Manufacturers: Most of our relationships with our manufacturers are long-standing with many dating back two decades or longer. We communicate with our manufacturers on a weekly basis to monitor our orders and make adjustments based on our current inventory levels and forecasted customer demand. Our contracts also exclude any requirements pertaining to mandatory capital expenditures, branding and unit pricing. Furthermore, we have flexibility to change brands, subject to territory availability, at each store based on sales performance or other factors.

We are an essential customer to many of our top manufacturers and do not believe that there is a material risk that they would stop selling boats to us in any of our markets given our scale and long-standing relationships. We were recognized as Dealer of the Year by Boating Industry in 2016 and 2017, were inducted into the Boating Industry Top 100 Hall of Fame in 2018, and have been a Top 100 dealer since 2006. Certain of our local and regional dealer groups, including Singleton Marine, have been recognized among the top dealers worldwide for Cobalt Boats, Regal Boats, Harris, and Yamaha Boats, and among the top dealers in the Southeast for Malibu and Axis. Additionally, we are also the top Yamaha Jet Boat dealer by volume in the United States.

Diversified Revenue Streams: We offer a broad range of products and services beyond new and pre-owned boats, including repair and maintenance services, parts and accessories, F&I products and ancillary services, including storage. Although non-boat sales contributed approximately 10% and 12% to revenue in fiscal year 2018 and the six months ended March 31, 2019, respectively, the higher gross margin on these product and service lines resulted in non-boat sales contributing 27% and 31% of gross profit in fiscal year 2018 and the six months ended March 31, 2019, respectively. During different phases of the economic cycle, consumer behavior may shift away from new boats; however, we are well positioned to benefit from revenue from pre-owned boats, repair and maintenance services, and parts and accessories, which have historically increased during periods of economic uncertainty. We have also diversified our business across geographies and dealership types (e.g., fresh water and salt water) in order to reduce the effects of seasonality. For instance, boating activity in South Florida increases during winter months, whereas freshwater boating in the Southeast, Mid-Atlantic and Northeast peaks during late-spring and summer.

Attractive Financial Profile: Since the formation of OneWater LLC in 2014, we have established a high growth financial profile driven by strong same-store sales growth and acquisitions. This growth has resulted in a high level of free cash flow generation, and allows us to maintain a conservative leverage profile. Excluding inventory financing, our business requires a low level of capital with historical maintenance capital expenditures typically under 0.5% of revenue. We are focused on achieving profitable growth and have been able to achieve an increase in Adjusted EBITDA margins by growing revenue at a higher rate than operating expenses have increased.

Highly Experienced Management Team: We have assembled an exceptional team of highly experienced professionals within the boating industry. The average industry tenure of our executive team is 24 years and our Chief Executive Officer Austin Singleton, who is a second generation boat dealer, has been in the industry for 30 years. In addition, our Chief Operating Officer, Anthony Aisquith, and Chief Financial Officer, Jack Ezzell, have 25 and 17 years of industry experience, respectively, and both have public-company experience with our largest competitor, MarineMax.

Growth Strategy

Organic Growth Strategy: Our business model utilizes our unique scale to drive profitable same-store sales growth. We seek to gain market share by delivering high-quality products and services, with customized attributes tailored to our customers’ product specifications. Our management team and business model are extremely agile, allowing us to target sales in specific segments of the industry that are outperforming overall industry trends. Additionally, we are able to leverage our potential customer database to garner new sales. Sales growth from our existing stores is a core component of our current and future strategy. We believe non-boat sales will be a driver of our organic growth strategy in the future. We have implemented a targeted marketing strategy across our platform focused on increasing new and existing customer awareness and usage of our F&I products, repair and maintenance services, and parts and accessories products.

Acquisition Strategy: We believe there is a tremendous opportunity for us to expand in both existing and new markets, given that the industry is highly fragmented with most boat retailers owning three or fewer stores. We seek to create value by implementing the best tested operational practices to family-owned and operated businesses that previously lacked the resources, management experience and expertise to maximize the profitability of the acquired standalone businesses. We believe that the boat retail market is underpinned by strong fundamental drivers, and that, with the implementation of operational control measures and the injection of resources, local stores can significantly increase revenues and profitability. We believe our status as a consolidator of choice is based on the expertise we have developed through completing 16 acquisitions (37 stores acquired) since 2014, our growing cash flow and financial profile, and our footprint of retailers within prime markets. Our ability to acquire additional stores or dealer groups at attractive multiples is further enhanced by our growing reputation for retaining the seller’s management team and keeping their branding and legacy intact. Accordingly, the sellers remain actively involved in the business. We typically enter into three-year employment agreements with the owners of the stores or dealer groups that we acquire at salaries commensurate with their positions, although many have remained employed with us beyond the initial term of such agreements. We believe there is significant opportunity to expand our store footprint in regions with strong boating cultures. While we have a strong presence in the Southeastern portion of the United States, there are several areas of opportunity in states adjacent to our current geographic footprint as well as states in new regions in the Midwest and Western United States. We are targeting to complete four to eight potential acquisitions that may contribute an estimated total of $150.0 million to $200.0 million in sales over the next 24 months, though we can provide no assurance as to the timing or completion of such acquisitions. As a result of our reputation in the market place, we expect our pipeline of potential acquisitions to grow over time.

Industry Trends and Market Opportunity

U.S. Recreational Boating Industry

Recreational boating is a well-established American pastime that attracts millions of people each year to the water. While Florida is the leading state for new boating sales and registrations due to its abundance of both fresh water and salt water, boating is very popular throughout North America with Texas, Michigan, North Carolina and Minnesota collectively comprising the rest of the top five states for new marine retail expenditures. There are approximately twelve million boats registered in North America, a figure which has remained stable over time, and has remained above eleven million registrations since 2006. As of 2017, there was one registered boat for approximately every 10 households in the United States.

In 2017, $39 billion was spent on retail boating sales which has contributed to annual growth of just under one percent since 2005. Consumer marine spending includes purchases of new and pre-owned boats; marine products such as engines, trailers, equipment, and accessories; and related expenditures, such as fuel, insurance, docking, storage, and repairs. New and pre-owned boat sales and non-boat sales constituted 58% and 42% of total 2017 boating retail sales, respectively, based on industry data from the NMMA. The NMMA estimates that approximately 827,900 pre-owned boats were sold in 2017. Non-boat sales include aftermarket accessories (17.8% of 2017 boating retail sales) and F&I and Ancillary Services, such as insurance, maintenance and fuel (23.5% of 2017 boating retail sales).

Boat sales volumes are correlated with consumer confidence and the availability of consumer credit. Recent growth in spending has been driven by both an increase in units sold as well as rising average selling prices. Innovation, including updated boat configurations, hull designs, wake gates and other electronics, have contributed to shorter boat upgrade cycles which result in higher unit sales volume. Pre-owned traditional powerboat sales were approximately $8.5 billion in 2017 and have remained relatively consistent since 2005 and through economic cycles. The boat dealership market is highly fragmented with over 3,000 stores nationwide and the majority of retailers are owner-operated with two stores or fewer. Independent retailers typically offer a limited selection of boat brands, and they predominantly focus on new boat sales with less expertise and capacity to create a meaningful business from non-boat sales such as F&I products.

Products and Services

We offer new and pre-owned recreational boats and related marine products, including parts and accessories, with a specific focus on premium brands. We also provide boat repair and maintenance services, arrange boat financing and boat insurance and offer other ancillary services including indoor and outdoor storage, marina services, and rentals of boats and personal watercraft.

New and Pre-Owned Boat Sales

Our business focuses primarily on the sale of new and pre-owned recreational boats, including pontoon, runabout, saltwater fishing boats, wake/ski boats, and yachts. We offer products from a broad variety of manufacturers and brands without relying on any one manufacturer or brand in particular. No single brand accounted for more than 10% of our sales volume in fiscal year 2018. We also sell pre-owned versions of the brands we offer and pre-owned boats of other brands we take as trade-ins. During fiscal year 2018, new boat sales accounted for approximately $398.6 million or 66.1% of our revenue, and pre-owned boat sales accounted for approximately $140.9 million or 23.4% of our revenue. During the six months ended March 31, 2019, new boat sales accounted for approximately $194.5 million or 68% of our revenue, and pre-owned boat sales accounted for approximately $55.9 million or 20% of our revenue.

We offer new and pre-owned recreational boats in a broad range of market segments. We believe that the product lines and brands we offer are among the highest quality within their respective market segments, with well-established brand recognition and reputations for quality, performance, styling and innovation.

Fishing Boats. The fishing boats we offer range from entry-level models to advanced models, such as Everglades, Pursuit, Scout and SeaFox, each designed for fishing and water sports in lakes, bays and off-shore waters, with cabins with limited live-aboard capability. The fishing boats we offer typically feature livewells, in-deck fishboxes, rodholders, rigging stations, cockpit coaming pads and fresh and saltwater washdowns.

Pontoon Boats and Runabouts. We offer a variety of some of the most innovative, luxurious, and premium pontoon models to fit boaters’ needs, such as Bennington, Barletta and Harris. Our runabouts, such as Cobalt, Regal and Chris-Craft, target the family recreational boating markets and come in a variety of configurations to suit each customer’s particular recreational boating style. The models we offer may include amenities such as advance navigation electronics and sound systems, a variety of hull, deck, and cockpit designs that can include a swim platform, bow pulpit and raised bridges, and swivel bucket helm seats, lounge seats, sun pads, wet bars, built-in ice chests, and refreshment centers. With a variety of designs and options, the pontoon boats and runabouts we offer appeal to a broad audience of boat enthusiasts and existing customers.

Wake/Ski Boats. The ski boats we offer range from entry-level models to advanced models, such as Axis and Malibu, all of which are designed to generate specific wakes for optimal skiing, surfing and wakeboarding performance and safety. With a broad range of designs and options, the ski boats we offer appeal to both competitive and recreational users.

Yachts. The yachts we offer range from entry-level models to advanced models, such as Absolute and Riviera. The motor yacht product lines typically include state-of-the-art designs with live-aboard luxuries, offering amenities such as flybridges with extensive guest seating; covered aft deck, which may be fully or partially enclosed, providing the boater with additional living space; an elegant salon; and multiple staterooms for accommodations.

Jet Boats. The jet boats we offer range from entry-level models to advanced models, such as Yamaha, all of which are designed for performance and with exclusive design elements to meet family recreational needs. The jet boats we offer are designed to offer superior handling and reliably high performance. With a broad range of designs and options, the jet boats we offer appeal to a broad audience of customers.

F&I Products

At each of our stores, our customers have the ability to finance their new or pre-owned boat purchase, purchase a third-party extended service contract and arrange insurance covering boat property, disability, gel sealant, fabric protection and casualty insurance coverage (collectively, “F&I”). Our relationships with various national marine product lenders allow buyers to purchase retail installment contracts originated by us in accordance with existing pre-sale agreements between us and the lenders. These retail installment contracts provide us with a portion of the expected finance charges based on a variety of factors, including the buyer’s credit rating, the annual percentage rate of the contract and the lender’s then-existing minimum required annual percentage rate. These contracts are subject to repayment by us upon buyer prepayment or default within a designated time period (typically within 180 days). To the extent required by applicable state law, our dealer groups are licensed to originate and sell retail installment contracts financing the sale of boats and other marine products.

We offer our customers third-party extended service contracts, which allow us to extend customers’ new boat coverage beyond the time frame or scope of the manufacturer’s standard hull and engine warranty. We also offer purchasers of pre-owned boats the ability to purchase a third-party extended service contract, even if the applicable boat is no longer covered by the manufacturer’s warranty. We also provide the related repair services, when needed by our customers, pursuant to the service contract guidelines during the contract term at no additional charge to the customer above a deductible. Generally, we receive a fee for arranging these extended service contracts and most of the required services under the contracts are provided by us and paid for by the third-party contract holder.

We also assist our customers with obtaining property and casualty insurance. Property and casualty insurance covers loss or damage to their boat. We do not act as an insurance broker or agent or issue insurance policies on behalf of insurers. We provide marketing activities and other related services to insurance companies and brokers for which we receive marketing fees. One of our strategies is to generate increased marketing fees by offering more competitive insurance products.

Fee income generated from F&I products accounted for approximately $16.6 million or 2.8% of our revenue during fiscal year 2018, and approximately $8.5 million or 3% of our revenue during the six months ended March 31, 2019. We believe that our customers’ ability to obtain competitive, prompt and convenient financing at our stores strengthens our ability to sell new and pre-owned boats and gives us an advantage over many of our competitors, particularly our smaller competitors that lack the resources to arrange boat financing at their stores or that do not generate enough F&I product volume to attract the broad range of financing sources that are available to us.

Service, Parts & Other

We provide repair and maintenance services at most of our stores. We believe that our repair and maintenance services help strengthen our customer relationships and that our quality service and emphasis on preventative maintenance increases the quality and supply of well-maintained boats available for our pre-owned boat business. We perform both warranty and non-warranty repair services, with the cost of warranty work reimbursed by the manufacturer in accordance with the manufacturer’s warranty reimbursement program. For any warranty work we perform, most of our manufacturers reimburse a percentage of the store’s posted service labor rates, with the percentage varying depending on the store’s customer satisfaction index rating and attendance at service training courses. Certain other of our manufacturers reimburse warranty work at a fixed amount per repair. Because boat manufacturers require that warranty work be performed at authorized stores, our stores receive substantially all of the warrantied repair and maintained work required for the boats we offer. We also offer third-party extended warranty contracts, which result in a continuous demand for our repair and maintenance services for the term of the extended warranty contract. Additionally, we offer parts and accessories at our stores, primarily to retail customers to repair their current engines or other marine related parts and equipment. Our offerings include engine parts, oils, lubricants, steering and control systems, electronics, safety products, water sport accessories (such as tubes, wakeboards, surfboards, lines, and lifejackets), products relating to docking and anchoring, boat covers, trailer parts, and a complete line of other boating accessories.

At certain of our stores, we offer marina and boat rental services, which are generally recurring in nature and create additional opportunities to connect with potential buyers. We maintain a small fleet of rental boats, and, after one season, the rental boats are repurposed for pre-owned sales. Additionally, we operate 14 marina locations that provide fueling, docking and indoor and outdoor storage.

Our focus on customer service, which we believe is one of our core competitive advantages in the recreational boating industry, is critical to our efforts in creating and maintaining long-term customers. Service, parts & other accounted for approximately $46.7 million or 7.7% of our revenue during fiscal 2018, and approximately $26.0 million or 9% of our revenue during the six months ended March 31, 2019.

Stores

We offer new and pre-owned recreational boats and other related marine products and boat services through 60 stores comprising 20 dealer groups in 11 states, including Texas, Florida, Alabama, North Carolina, South Carolina, Georgia and New York. Each store generally includes an indoor showroom and an outside display area for our new and pre-owned boat inventories, along with a business office to facilitate F&I products and repair and maintenance services facilities.

Operations

Dealership Operations and Management

The operational management of our boat dealer groups is decentralized, with certain administrative functions centralized at the corporate level and the primary responsibility of day-to-day operations localized at the store level. Each store is managed by a general manager, often a former owner, who oversees the day-to-day operations, human resources and financial performance of that particular individual store. Typically, each store also has a staff consisting of sales representatives, an F&I manager, a service manager, a parts manager, maintenance and repair technicians and additional support personnel.

We provide employees with ongoing training, career advancement opportunities and favorable benefit packages as a part of our strategy to attract and retain high quality employees. Sales training sessions are held at various locations, including the manufacturers facilities, and cover a broad array of topics from technical product details, features and benefits, to general sales techniques. Our highly-trained professional sales teams recognize the importance of building relationships with customers, assisting them in selecting the boat that best fits their needs and making the entire sales process enjoyable, all of which are critical to our successful sales efforts. The overall focus of our training program is to provide exemplary customer service.

Members of our sales teams receive compensation on primarily a commission basis. Generally, each manager within a store receives a salary along with incentive compensation based on the performance of the managed store or their respective departments.

Sales and Marketing

Our sales strategy focuses on highlighting the joys of the boating lifestyle while also providing convenient repair and maintenance services to maintain a stress-free boating experience. Our sales strategy is built on our high levels of customer service, hassle-free sales approach, appealing store layouts, highly-trained sales teams and the ability of our sales teams to educate customers and their families on boating. We constantly aim to provide the highest levels of customer service and support before, during and after each sale.

Each of our stores offers our customers the opportunity to evaluate a variety of new and pre-owned boats in an environment that is convenient, comfortable and professional. Our stores provide a full-service purchasing process, which includes attractive F&I packages and extended third-party service agreements. We have a number of waterfront stores, most of which include marina-type facilities and docks at which we display our new and pre-owned boats. These waterfront stores and marinas are easily accessible to boating customers, operate as in-water showrooms and enable our sales team to give potential customers impromptu in-water demonstrations of our various boat models.

We provide customers a diverse offering of boat brands, which span across a multitude of sizes, uses and activities, including leisure, fishing, watersports, luxury and vacation. We believe this diverse offering of brands allows us to reach a broad expanse of customers and maximizes our ability to provide high quality service to each customer that walks into one of our stores.

An important part of our sales strategy is our participation in boat shows and in-the-water sales events in areas with high levels of boating activity. These shows and events help drive sales during and after the show or event and are typically held in January, February, March and toward the end of the boating season at convention centers or marinas that have been rented out by area dealers.

We focus on customer education through personalized education by our sales representatives and other professionals, before, during and after a sale through product demonstrations on the use and operation of their boat. Typically, one of our delivery professionals or the sales representative delivers the customer’s boat to the customer’s boating location and thoroughly instructs the customer about the operation of the boat, including hands-on instructions for docking and trailering the boat.

Suppliers and Inventory Management

We purchase substantially all of our new boat inventory directly from manufacturers. Manufacturers typically allocate new boats to stores or dealer groups based on the amount of boats sold by the store or dealer group and their market share. We also exchange new boats with other dealers to maintain flexibility, meet customer demand and balance inventory.

We offer a wide array of new boats at various price points through relationships with over 47 manufacturers covering 64 brands. We are currently a top-three customer for 24 of our 64 brands and the single largest customer for each of our top five highest-selling brands. While our order volume amounts to between 5% to 35% of total sales for those top five brands, no single brand accounts for more than 10% of our sales volume. However, sales of new boats from the top ten manufacturers represent approximately 40% of our total sales volume.

As part of our business, we enter into renewable annual dealer agreements with boat manufacturers. Provided that we are in compliance with the material obligations of such dealer agreements, they designate an exclusive geographical territory for our store to sell a particular boat brand and typically do not restrict our right to sell any other product lines or competing products.

Manufacturers generally establish suggested prices annually, but the actual sales prices remain subject to the sole discretion of the dealer, which highlights the advantage of our lack of reliance on any one manufacturer. Manufacturers typically offer discounts and increased inventory financing assistance during the manufacturers’ slow season (generally October through March). We often capitalize on these opportunities to maximize our profit margins and increase our product availability during the selling season.

We also may transfer boats between our stores to maintain flexibility, meet customer demand and balance inventories. This flexibility reduces delays in delivery, helps us maximize inventory turnover and assists in minimizing potential overstock or out-of-stock situations. We actively monitor our inventory levels to maintain levels appropriate to meet current anticipated market demands. We are not bound by contractual agreements governing the amount of inventory that we must purchase in any year from any manufacturer, but the failure to purchase at agreed upon levels may result in the loss of certain manufacturer incentives or dealership rights.

Inventory Financing

Boat and related marine manufacturers customarily provide various levels of interest assistance programs to retailers, which may include periods of free financing or reduced interest rate programs. The interest assistance may be paid directly to the retailer or the financial institution depending on the arrangements the manufacturer has established. We believe that our financing arrangements with manufacturers are standard within the industry.

We are party to our Inventory Financing Facility. The interest rate for amounts outstanding under the Inventory Financing Facility is calculated using the one month LIBOR rate plus an applicable margin of 2.75% to 5.00% for new boats and at the new boat rate plus 0.25% for used boats. The collateral for the Inventory Financing Facility consists primarily of our inventory that is financed through the Inventory Financing Facility and related assets, including accounts receivable, bank accounts, and proceeds of the foregoing, and excludes the collateral that underlies our GS/BIP Credit Facility. For additional information relating to the terms of our Inventory Financing Facility, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Agreements—Inventory Financing Facility.”

Customers

We are not dependent on any one customer or group of customers, and no individual customer, or together with its affiliates, contributed on an aggregate basis 10% or more to our revenues.

Seasonality

Our business, along with the entire recreational boating industry, is highly seasonal, and such seasonality varies by geographic market. With the exception of Florida, we generally realize significantly lower sales and higher levels of inventories, and related floor plan borrowings, in the quarterly periods ending December 31 and March 31. Revenue generated from our stores in Florida serves to offset generally lower winter revenue in our other states and enables us to maintain a more consistent revenue stream. Over the three-year period ended September 30, 2018, the average revenue for the quarters ended December 31, March 31, June 30 and September 30 represented approximately 11%, 23%, 39%, and 27%, respectively, of our average annual revenues. Every January, the onset of consumer boat and recreation shows generally marks the beginning of an increase in boat sales which allows us to begin to reduce our inventory levels and related short-term borrowings for the remainder of the fiscal year.

Our business is also sensitive to weather patterns, such as unseasonably cool weather, prolonged winter conditions, drought conditions (or merely reduced rainfall levels) or excessive rain, which may shorten the selling season, limit access to certain locations for boating or render boating hazardous or inconvenient, thereby curtailing customer demand for our products and services and adversely affecting our results of operations. Additionally, as with Hurricanes Florence and Michael in 2018, hurricanes and other storms may cause disruptions to our business operations or damage to our inventories and facilities. We believe our geographic diversity is likely to reduce the overall impact to us of adverse weather conditions in any one market area.

Environmental and Other Regulatory Issues

Our business operations, along with the entire retail recreational boating industry, are subject to numerous environmental and occupational health and safety laws and regulations that may be imposed in the United States at the federal, state and local levels. The more significant of these environmental and occupational health and safety laws and regulations include the following legal standards that currently exist in the United States, as amended from time to time:

•	the CAA, which restricts the emission of air pollutants from many sources and imposes various pre-construction, operational, monitoring, and reporting requirements, and which the EPA has relied upon as authority for adopting climate change regulatory initiatives relating to greenhouse gas emissions, as well as various air emission regulations for outboard marine engines;
•	the Federal Water Pollution Control Act, also known as the federal Clean Water Act, which regulates discharges of pollutants from facilities to state and federal waters;
•	the OPA, which subjects owners and operators of vessels, onshore facilities, and pipelines, as well as lessees or permittees of areas in which offshore facilities are located, to liability for removal costs and damages arising from an oil spill in waters of the United States;
•	the CERCLA, which imposes liability on generators, transporters, and arrangers of hazardous substances at sites where hazardous substance releases have occurred or are threatening to occur;
•	the RCRA, which governs the generation, treatment, storage, transport, and disposal of solid wastes, including hazardous wastes;
•	the Emergency Planning and Community Right-to-Know Act, which requires facilities to implement a safety hazard communication program and disseminate information to employees, local emergency planning committees, and response departments on toxic chemical uses and inventories; and
•	the Occupational Safety and Health Act, which establishes workplace standards for the protection of the health and safety of employees, including the implementation of hazard communications programs designed to inform employees about hazardous substances in the workplace, potential harmful effects of these substances, and appropriate control measures.

Additionally, there exist state and local jurisdictions in the United States where we operate that also have, or are developing or considering developing, similar environmental and occupational health and safety laws and regulations governing many of these same types of activities, which requirements may impose additional, or more stringent, conditions or controls that can significantly alter, delay or cancel the permitting, development, or expansion of operations or substantially increase the cost of doing business. Environmental and occupational health and safety laws and regulations, including new or amended legal requirements that may arise in the future to address potential environmental concerns such as air and water impacts or to address perceived health or safety-related concerns are expected to continue to have a considerable impact on our operations.

As with companies in the retail recreational boat industry generally, and parts and service operations in particular, our business involves the use, handling, storage and contracting for recycling or disposal of petroleum-based products and wastes, as well as other hazardous and toxic substances and wastes, including gasoline, diesel fuels, motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, and degreasing agents. Environmental and occupational health and safety laws and regulations generally impose requirements for the use, management, handling, and disposal of these materials, and restrict the level of pollutants emitted into the environment, including into ambient air, discharges to surface water, and disposals or other releases to surface and below-ground soils and ground water. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil, and criminal penalties or liabilities to third parties; the imposition of investigatory, remedial, and corrective action obligations or the incurrence of capital expenditures; the occurrence of restrictions, delays or cancellations in the permitting, development, or expansion of projects; and the issuance of injunctions restricting or prohibiting some or all of our activities in a particular area. Moreover, there exist environmental laws that provide for citizen suits, which allow environmental organizations to act in the place of the government and sue operators for alleged violations of environmental law.

We are also subject to laws and regulations governing the investigation and remediation of contamination at the facilities we currently or formerly own or operate, as well as at third-party sites to which we send hazardous substances or wastes for treatment, recycling or disposal. Some environmental laws, such as CERCLA and similar state statutes impose strict, and under certain circumstances joint and several, liability for the entire cost of investigation or remediation of a contaminated property and for any related damages to natural resources, upon current or former site owners or operators, as well as persons who arranged for the transportation, treatment or disposal of hazardous substances. We may also be subject to third-party claims alleging property damage and/or personal injury in connection with releases of, or exposure to, hazardous substances at our current or former properties or off-site waste disposal sites or from the products we sell.

Additionally, certain of our stores and/or repair facilities utilize USTs and ASTs, primarily for storing and dispensing petroleum-based products. The USTs and ASTs are generally subject to federal state and local laws and regulations that require testing and upgrading of tanks and remediation of contaminated soils and groundwater resulting from leaking tanks. In addition, if leakage from our USTs or ASTs migrates onto the property of others, we may be subject to liability to third parties for remediation costs or other damages.

For additional information relating to environmental protection, including releases, discharges and emissions into the environment, as well as worker health and safety requirements, please see “Risk Factors—Environmental and other regulatory issues may impact our operations.” Historically, our environmental compliance costs have not had a material adverse effect on our business, financial condition or results of operations; however, there can be no assurance that such costs will not be material in the future or that such future compliance will not have a material adverse effect on our business, financial condition or results of operations.

Product Liability

Our sale and servicing of boats and other watercraft may expose us to potential liabilities for personal injury or property damage claims relating to the use of such products. Historically, product liability claims have not materially affected our business. Our manufacturers generally maintain product liability insurance, and we maintain third-party liability insurance with respect to the sale and servicing of boats and other watercrafts, which we believe to be adequate. However, we may experience legal claims in excess of our insurance coverage, and those claims may not be covered by insurance. Furthermore, any significant claims against us, or an increase in insurance premiums resulting from excessive insurance claims, could adversely affect our business, financial performance and results of operations and result in negative publicity.

Competition

We operate in a highly competitive and fragmented environment. We face competition from businesses relating to recreational activities, which businesses compete for consumers’ leisure time and discretionary spending dollars. We face intense competition within the highly fragmented recreational boat industry for customers, quality products, boat show space and suitable store locations. We rely to a certain extent on boat shows to generate sales. Our inability to participate in boat shows in our existing or targeted markets could have a material adverse effect on our business, financial performance and results of operations.

We compete primarily with local boat dealers who own three or fewer stores, as well as with a limited number of larger operators, including MarineMax and Bass Pro Shops. With respect to sales of marine parts, accessories, and equipment, we compete with national specialty marine parts and accessory stores, online catalog retailers, sporting goods stores, and mass merchants. Competition within the recreational boating industry is generally based on the quality and variety of available products, the price and value of the products and services and attention to customer service. We face significant competition from our current market and will likely face significant competition in any new markets that we may enter. We also face competition from retailers in certain markets who sell boat brands, parts and engines that we do not currently carry in such markets. Additionally, a number of our competitors are large national or regional chains that have substantially more financial, marketing and other resources than us, especially with regard to those that sell boating accessories. We also face competition from private sellers of pre-owned boats and online merchants entering the resale boating industry. However, we believe that our integrated corporate infrastructure, marketing and sales capabilities, cost structure, industry experience and customer expertise enable us to compete effectively against these companies.

Intellectual Property

We rely on a number of trade names with respect to the regional dealer groups that we have acquired, which we do not re-brand under our “OneWater” mark. We cannot give any assurance that any trade name and trademark applications that we may file in the future will be granted.

Employees

As of March 31, 2019, we had 1,031 employees, 974 of whom were in store-level operations and 57 of whom were in corporate administration and management. We are not a party to any collective bargaining agreements. We consider our relations with our employees to be excellent.

Facilities

Our corporate headquarters are located at 6275 Lanier Islands Parkway, Buford, Georgia 30518. Additionally, we own or lease the following material retail facilities:

Store Location & Dealer Group	Stores Leased	Stores Owned
Alabama
Singleton Marine	3	—
Rambo Marine	2	—
Sunrise Marine	1	—
Legendary Marine	1	—

Florida
Grande Yachts	2	1
Legendary Marine	4	—
Sundance Marine	5	—

Store Location & Dealer Group	Stores Leased	Stores Owned
Marina Mike’s	—	1
Ocean Blue Yacht Sales	3	—
Sunrise Marine	1	1
Caribee Boat	—	1

Georgia
Singleton Marine	7	1
American Boat Brokers	1	—

Kentucky
Lookout Marine	2	—

Massachusetts
Bosun’s	4	—

Maryland
Grande Yachts	2	—

North Carolina
Grande Yachts	1	—

New York
Grande Yachts	1	—

Ohio
South Shore Marine	1	—
Spend-A-Day Marina	1	—

South Carolina
Grande Yachts	1	—
Captain’s Choice Marine	2	—
Singleton Marine	2	—

Texas
Texas Marine	3	—
SMG Boats	2	—
Slalom Shop	2	—
Phil Dill Boats	1	—

We believe that our facilities are adequate for our current operations.

Legal Proceedings

Due to the nature of our business, we are, from time to time, involved in other routine litigation or subject to disputes or claims related to our business activities, including workers’ compensation claims and employment related disputes. In the opinion of our management, none of the pending litigation, disputes or claims against us, if decided adversely, will have a material adverse effect on our financial condition, cash flows or results of operations.

Recent Developments

On December 1, 2018, OneWater LLC acquired substantially all of the assets of Slalom Shop, a dealer group based in Texas with two stores engaged in selling new and pre-owned boats and providing financing services and parts and services, for total consideration of approximately $7.8 million.

On February 1, 2019, OneWater LLC acquired substantially all of the assets of Ocean Blue, a dealer group based in Florida with three stores engaged in selling new and pre-owned boats and providing parts and services, for total consideration of approximately $10.0 million.

On February 1, 2019, OneWater LLC acquired substantially all of the assets of Ray Clepper, Inc. (d/b/a Ray Clepper Boat Center), a dealer group based in South Carolina with one store engaged in selling new and pre-owned boats and providing parts and repair services, for total cash consideration of approximately $0.3 million.

On April 5, 2019, OneWater LLC and certain of its subsidiaries further amended the Inventory Financing Facility to, among other things, increase the maximum amount of borrowing available under the Inventory Financing Facility from $275.0 million to $292.5 million.

On May 1, 2019, OneWater LLC acquired substantially all of the assets of Caribee Boat Sales and Marina, Inc., a dealer group based in Florida with one store engaged in selling new and pre-owned boats, providing parts and repair services and related boat storage, for total cash consideration of approximately $10.9 million.

MANAGEMENT

Directors and Executive Officers

Set forth below are the name, age as of May 31, 2019, position and description of the business experience of our executive officers and directors.

Name	Age	Position with OneWater Inc.
Executive Officers
Austin Singleton	46	Founder, Chief Executive Officer and Sole Director
Anthony Aisquith	51	President and Chief Operating Officer
Jack Ezzell	48	Chief Financial Officer

Austin Singleton—Founder, Chief Executive Officer and Sole Director. Austin Singleton has served as our Chief Executive Officer and Sole Director since April 2019, the Chief Executive Officer of OneWater LLC since its formation in 2014, and the Chief Executive Officer of Singleton Marine, which later merged with Legendary Marine to form OneWater LLC, since 2006. Mr. Singleton first joined Singleton Marine in 1988, shortly after his family founded Singleton Marine in 1987. Prior to his role as the Chief Executive Officer of OneWater LLC, Mr. Singleton worked in substantially all positions within the dealership from the fuel dock, to the service department, to the sales department, to general manager. Mr. Singleton studied Business and Finance at Auburn University. Mr. Singleton was selected as a director due to his management and extensive industry experience.

Anthony Aisquith—President and Chief Operating Officer. Anthony Aisquith has served as our Chief Operating Officer since April 2019 and as the President and Chief Operating Officer of OneWater LLC (including its predecessor entity, Singleton Marine) since 2008. Mr. Aisquith has 25 years of experience in the boating industry, and prior to joining OneWater LLC in 2008, he held several senior management positions at MarineMax. Specifically, from 2003 to 2008, he served as Vice President, and from 2000 to 2008, he served as a Regional President, overseeing MarineMax’s operations in Georgia, North and South Carolina, Texas and California. Prior to serving as Regional President, Mr. Aisquith held a variety of management and sales positions at MarineMax. Before joining MarineMax in June of 1985, Mr. Aisquith worked for ten years in the auto industry.

Jack Ezzell—Chief Financial Officer. Jack Ezzell has served as our Chief Financial Officer since April 2019 and as the Chief Financial Officer of OneWater LLC since 2017. Mr. Ezzell has over 25 years of accounting and finance experience, with over 17 years of experience in the boating industry specifically. Immediately prior to beginning his tenure as Chief Financial Officer of OneWater LLC, Mr. Ezzell was a General Manager at MarineMax, where he oversaw all dealership operations at MarineMax’s Clearwater and St. Petersburg, Florida locations. From December 2010 to July 2015, Mr. Ezzell served as Chief Accounting Officer of Masonite International Corporation, and from January 1998 to December 2010, he served as the Controller and as the Chief Accounting Officer at MarineMax. Prior to joining MarineMax, Mr. Ezzell worked as a Senior Auditor at Arthur Andersen. Mr. Ezzell is a Certified Public Accountant and obtained his Bachelor of Science in Accounting from Western Carolina University.

Status as a Controlled Company

The Principal Stockholders will initially own          shares of Class A common stock and        shares of Class B common stock, representing approximately          % of the voting power of the Company following the completion of this offering (assuming the underwriters’ option to purchase additional shares is not exercised in full) and are expected to be deemed a group as a result of the Stockholders’ Agreement. Therefore, we expect to be a controlled company as of the completion of the offering under the rules of the Nasdaq. A controlled company does not need its board of directors to have a majority of independent directors or to form an entirely independent compensation or nominating and corporate governance committee. We expect to have          independent directors upon the closing of this offering.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the rules of the Nasdaq, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period.

Initially, our board of directors will consist of a single class of directors each serving one-year terms. After we cease to be a controlled company, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms, and such directors will be removable only for “cause.”

Composition of Our Board of Directors

Our board of directors currently consists of       members. Prior to the date that our Class A shares are first traded on the Nasdaq, we expect to have a          member board of directors.

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties of increasing the length of time necessary to change the composition of a majority of the board of directors.

Director Independence

Our board of directors is in the process of reviewing the independence of our directors under the independence standards of the Nasdaq.

Committees of the Board of Directors

Upon consummation of the offering, we will establish the following committees of our board of directors.

Audit Committee

Rules implemented by the Nasdaq and the SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by the Nasdaq and the Exchange Act, subject to transitional relief during the one-year period following the completion of this offering. Our audit committee will initially consist of          directors,          of whom are independent under the rules of the SEC. As required by the rules of the SEC and listing standards of the Nasdaq, after the applicable transition period, the audit committee will consist solely of independent directors.          will initially serve as members of our audit committee. Each member of the audit committee is financially literate, and our board of directors has determined that          qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable Nasdaq standards.

Compensation Committee

Because we will be a “controlled company” as of the closing of this offering within the meaning of the Nasdaq’s corporate governance standards, we will not be required to, and do not currently expect to, have a compensation committee as of the closing of this offering.

If and when we are no longer a “controlled company” within the meaning of the Nasdaq’s corporate governance standards, we will be required to establish a compensation committee. We anticipate establishing a compensation committee at such time that would consist of three directors who will be “independent” under the rules of the SEC, the Sarbanes-Oxley Act and the Nasdaq. This committee would establish salaries, incentives and other forms of compensation for officers and other employees.

Any compensation committee would also administer our incentive compensation and benefit plans. Upon formation of a compensation committee, we would expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC, the PCAOB and Nasdaq standards.

Nominating and Corporate Governance Committee

Because we will be a “controlled company” as of the closing of this offering within the meaning of the Nasdaq’s corporate governance standards, we will not be required to, and do not currently expect to, have director nominations made, or recommended to the full board of directors, by independent directors or by a nominations committee that is composed entirely of independent directors.

If and when we are no longer a “controlled company” within the meaning of the Nasdaq’s corporate governance standards, we will be required to have director nominations made, or recommended to the full board of directors, by independent directors or by a nominations committee that is composed entirely of independent directors. We anticipate establishing a nominating and corporate governance committee at such time that would consist of three directors who will be “independent” under the rules of the SEC. This committee would identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan. Upon formation of a nominating and corporate governance committee, we would expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and Nasdaq standards.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines in accordance with the corporate governance rules of the Nasdaq.

EXECUTIVE COMPENSATION

OneWater Inc. did not pay any compensation to officers or employees during the 2018 fiscal year. However, the operations of our predecessor will be carried on by us and our subsidiaries following this offering, and the executive officers of our predecessor have been our executive officers since April 2019. As such, we believe that disclosure regarding our executive officers’ compensation for the full 2018 fiscal year, which was established and paid by our predecessor, is generally appropriate and relevant to the stockholders, and as such, is disclosed below.

The tables and narrative disclosure below provide compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act.

Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our principal executive officer and our next two most highly-compensated executive officers (our “Named Executive Officers”) for the fiscal year ended September 30, 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Austin Singleton
(Founder, Chief Executive Officer and Sole Director)	2018	$	$	$	$	$
Anthony Aisquith
(President & Chief Operating Officer)	2018	$	$	$	$	$
Jack Ezzell
(Chief Financial Officer)	2018	$	$	$	$	$

Outstanding Equity Awards at 2018 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of September 30, 2018, which consist exclusively of Class B Units in OneWater LLC. All outstanding equity-based awards held by the Named Executive Officers as of September 30, 2018 are included in the table below.

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Austin Singleton			$
Anthony Aisquith			$
Jack Ezzell			$

Long-Term Incentive Plan

In order to incentivize individuals providing services to us or our affiliates, our board of directors intends to adopt a long-term incentive plan (the “LTIP”) prior to the completion of this offering. We anticipate that the LTIP will provide for the grant, from time to time, at the discretion of our board of directors or a committee thereof, of stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards. The description of the LTIP set forth below is a summary of the material anticipated features of the LTIP. Our board of directors is still in the process of developing, approving and implementing the LTIP, and accordingly, this summary is subject to change. Further, this summary does not purport to be a complete description of all of the anticipated provisions of the LTIP and is qualified in its entirety by reference to the LTIP, the form of which is filed as an exhibit to this registration statement.

LTIP Share Limits. Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the LTIP, a total of          shares of our Class A common stock will initially be reserved for issuance pursuant to awards under the LTIP. The total number of shares reserved for issuance under the LTIP may be issued pursuant to incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Code). Class A common stock subject to an award that expires or is cancelled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the LTIP.

Administration. The LTIP will be administered by our board of directors, except to the extent our board of directors elects a committee of directors to administer the LTIP. Our board of directors has broad discretion to administer the LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The board of directors may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the LTIP.

Eligibility. Any individual who is our officer or employee or an officer or employee of any of our affiliates, and any other person who provides services to us or our affiliates, including members of our board of directors, are eligible to receive awards under the LTIP at the discretion of our board of directors.

Stock Options. The board of directors may grant incentive stock options and options that do not qualify as incentive stock options, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of our Class A common stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the exercise price of the stock option must be at least 110% of the fair market value of a share of our Class A common stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

Stock Appreciation Rights. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of our Class A common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of our Class A common stock on the date on which the SAR is granted. The term of a SAR may not exceed ten years. SARs may be granted in connection with, or independent of, a stock option. SARs may be paid in cash, Class A common stock or a combination of cash and Class A common stock, as determined by our board of directors.

Restricted Stock. Restricted stock is a grant of shares of Class A common stock subject to the restrictions on transferability and risk of forfeiture imposed by our board of directors. In the discretion of our board of directors, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Restricted Stock Units. A restricted stock unit is a right to receive cash, Class A common stock or a combination of cash and Class A common stock at the end of a specified period equal to the fair market value of one share of our Class A common stock on the date of vesting. Restricted stock units may be subject to the restrictions, including a risk of forfeiture, imposed by our board of directors.

Stock Awards. A stock award is a transfer of unrestricted shares of our Class A common stock on terms and conditions determined by our board of directors.

Dividend Equivalents. Dividend equivalents entitle an individual to receive cash, shares of Class A common stock, other awards, or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of our Class A common stock. Dividend equivalents may be awarded on a free-standing basis or in connection with another award (other than an award of restricted stock or a stock award). Our board of directors may provide that dividend equivalents will be paid or distributed when accrued or at a later specified date, including at the same time and subject to the same restrictions and risk of forfeiture as the award with respect to which the dividends accrue if they are granted in tandem with another award.

Other Stock-Based Awards. Subject to limitations under applicable law and the terms of the LTIP, our board of directors may grant other awards related to our Class A common stock. Such awards may include, without limitation, awards that are convertible or exchangeable debt securities, other rights convertible or exchangeable into our Class A common stock, purchase rights for Class A common stock, awards with value and payment contingent upon our performance or any other factors designated by our board of directors, and awards valued by reference to the book value of our Class A common stock or the value of securities of, or the performance of, our affiliates.

Cash Awards. The LTIP will permit the grant of awards denominated in and settled in cash as an element of or supplement to, or independent of, any award under the LTIP.

Substitute Awards. Awards may be granted in substitution or exchange for any other award granted under the LTIP or any other right of an eligible person to receive payment from us. Awards may also be granted under the LTIP in substitution for similar awards held by individuals who become eligible persons as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with us or one of our affiliates.

Performance Awards. Performance awards represent awards with respect to which a participant’s right to receive cash, shares of our Class A common stock, or a combination of both, is contingent upon the attainment of one or more specified performance measures during a specified period. Our board of directors will determine the applicable performance period, the performance goals and such other conditions that apply to each performance award. Our board of directors may use any business criteria and other measures of performance it deems appropriate in establishing the performance goals applicable to a performance award.

Recapitalization. In the event of any change in our capital structure or business or other corporate transaction or event that would be considered an equity restructuring, our board of directors shall or may (as required by applicable accounting rules) equitably adjust the (i) aggregate number or kind of shares that may be delivered under the LTIP, (ii) the number or kind of shares or amount of cash subject to an award, (iii) the terms and conditions of awards, including the purchase price or exercise price of awards and performance goals, and (iv) the applicable share-based limitations with respect to awards provided in the LTIP, in each case to equitably reflect such event.

Change in Control. Except to the extent otherwise provided in any applicable award agreement, no award will vest solely upon the occurrence of a change in control. In the event of a change in control or other changes to us or our Class A common stock, our board of directors may, in its discretion, (i) accelerate the time of exercisability of an award, (ii) require awards to be surrendered in exchange for a cash payment (including cancelling a stock option or SAR for no consideration if it has an exercise price or the grant price less than the value paid in the transaction), (iii) cancel awards that remain subject to a restricted period as of the date of the change in control or other event without payment, or (iv) make any other adjustments to awards that our board of directors deems appropriate to reflect the applicable transaction or event.

No Repricing. Except in connection with (i) the issuance of substitute awards granted to new service providers in connection with a transaction or (ii) adjustments to awards granted under the LTIP as a result of a transaction or recapitalization involving us, without the approval of the stockholders of the Company, the terms of an outstanding option or SAR may not be amended to reduce the exercise price or grant price or to take any similar action that would have the same economic result.

Clawback. All awards granted under the LTIP are subject to reduction, cancellation or recoupment under any written clawback policy that we may adopt and that we determine should apply to awards under the LTIP.

Amendment and Termination. The LTIP will automatically expire on the tenth anniversary of its effective date. Our board of directors may amend or terminate the LTIP at any time, subject to stockholder approval if required by applicable law, rule or regulation, including the rules of the stock exchange on which our shares of Class A common stock are listed. Our board of directors may amend the terms of any outstanding award granted under the LTIP at any time so long as the amendment would not materially and adversely affect the rights of a participant under a previously granted award without the participant’s consent.

CORPORATE REORGANIZATION

OneWater Inc. was incorporated as a Delaware corporation on April 3, 2019. Following this offering and the related transactions, OneWater Inc. will be a holding company whose only material asset will consist of membership interests in OneWater LLC. Following the closing of this offering, OneWater LLC will own all of the outstanding equity interests in Opco, which in turn will own all the outstanding equity interests in the subsidiaries through which OneWater Inc. operates its assets. After the consummation of the Reorganization, OneWater Inc. will be the sole managing member of OneWater LLC and will be responsible for all operational, management and administrative decisions relating to OneWater LLC’s business and will consolidate financial results of OneWater LLC and its subsidiaries. The OneWater LLC Agreement will be amended and restated as the Fourth Amended and Restated Limited Liability Company Agreement of OneWater LLC to, among other things, admit OneWater Inc. as the sole managing member of OneWater LLC.

In connection with the offering:

(a)	OneWater LLC’s limited liability company agreement will be amended and restated to, among other things, provide for a single class of OneWater LLC Units; OneWater Inc.’s certificate of incorporation and bylaws will be amended and restated; all of the Legacy Owners’ existing membership interests in OneWater LLC will be exchanged for OneWater LLC Units; and Goldman and Beekman will receive OneWater LLC Units upon exercise of their previously held warrants;
(b)	the Exchanging Owners will directly or indirectly contribute all of their OneWater LLC Units to OneWater Inc. in exchange for shares of Class A common stock;
(c)	OneWater Inc. will issue shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;
(d)	OneWater Inc. will issue to each OneWater Unit Holder a number of shares of Class B common stock equal to the number of OneWater LLC Units held by such OneWater Unit Holder following this offering;
(e)	OneWater Inc. will contribute the net proceeds of this offering to OneWater LLC in exchange for an additional number of OneWater LLC Units such that OneWater Inc. holds a total number of OneWater LLC Units equal to the number of shares of Class A common stock outstanding following this offering; and
(f)	OneWater LLC will contribute cash to Opco in exchange for additional units therein, and Opco will redeem all of the outstanding the Opco Preferred Units held by Goldman and Beekman for cash. Please see “Use of Proceeds” and “Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—Opco Preferred Units” for more information on the Opco Preferred Units.

After giving effect to these transactions and the offering contemplated by this prospectus, OneWater Inc. will own an approximate          % interest in OneWater LLC (or          % if the underwriters’ option to purchase additional shares is exercised in full), and the OneWater Unit Holders will own an approximate          % interest in OneWater LLC (or          % if the underwriters’ option to purchase additional shares is exercised in full) and all of the Class B common stock. Please see “Principal Stockholders.”

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. OneWater Inc. does not intend to list Class B common stock on any exchange.

Following this offering, under the OneWater LLC Agreement, each OneWater Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause OneWater LLC to acquire all or a portion of its OneWater LLC Units for, at OneWater LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each OneWater LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. An independent committee of our board of directors will determine whether to issue shares of Class A common stock or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of stock) to acquire the OneWater LLC Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, OneWater Inc. (instead of OneWater LLC) will have the right, pursuant to the Call Right, to , for administrative convenience, acquire each tendered OneWater LLC Unit directly from the redeeming OneWater Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. In addition, OneWater Inc. has the right to require (i) upon the acquisition by OneWater Inc. of substantially all of the OneWater LLC Units, certain minority unitholders or (ii) upon a change of control of OneWater Inc., each OneWater Unit Holder (other than OneWater Inc.), to exercise its Redemption Right with respect to some or all of such unitholder’s OneWater LLC Units. In connection with any redemption of OneWater LLC Units pursuant to the Redemption Right or the Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—OneWater LLC Agreement.”

Certain Legacy Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Party Transactions— Registration Rights Agreement.”

OneWater Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of OneWater LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of OneWater LLC, and such adjustments will be allocated to OneWater Inc. These adjustments would not have been available to OneWater Inc. absent its acquisition or deemed acquisition of OneWater LLC Units and are expected to reduce the amount of cash tax that OneWater Inc. would otherwise be required to pay in the future.

OneWater Inc. will enter into the Tax Receivable Agreement with certain of the OneWater Unit Holders at the closing of this offering. This agreement will generally provide for the payment by OneWater Inc. to such OneWater Unit Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using the estimated impact of state and local taxes) that OneWater Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of, as applicable to each such OneWater Unit Holder, (i) certain increases in tax basis that occur as a result of OneWater Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such OneWater Unit Holder’s OneWater LLC Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right, and (ii) imputed interest deemed to be paid by OneWater Inc. as a result of, and additional tax basis arising from, any payments OneWater Inc. makes under the Tax Receivable Agreement. OneWater Inc. will be dependent on OneWater LLC to make distributions to OneWater Inc. in an amount sufficient to cover OneWater Inc.’s obligations under the Tax Receivable Agreement.

OneWater Inc. will retain the benefit of the remaining 15% of these net cash savings. For additional information regarding the Tax Receivable Agreement, see “Risk Factors—Risks Related to this Offering and Our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

OneWater LLC Agreement

The OneWater LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the OneWater LLC Agreement is qualified in its entirety by reference thereto.

Redemption Rights

Following this offering, under the OneWater LLC Agreement, the OneWater Unit Holders will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause OneWater LLC to acquire all or a portion of their OneWater LLC Units for, at OneWater LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each OneWater LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification or (ii) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, OneWater Inc. (instead of OneWater LLC) will have the right (the “Call Right”), to acquire each tendered OneWater LLC Unit directly from the OneWater Unit Holders for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, OneWater Inc. has the right to require (i) upon the acquisition by OneWater Inc. of substantially all of the OneWater LLC Units, certain minority unitholders or (ii) upon a change of control of OneWater Inc., each OneWater Unit Holder (other than OneWater Inc.), to exercise its Redemption Right with respect to some or all of such unitholder’s OneWater LLC Units. As the OneWater Unit Holders cause their OneWater LLC Units to be redeemed, holding other assumptions constant, OneWater Inc.’s membership interest in OneWater LLC will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class B common stock will be decreased.

Distributions and Allocations

Under the OneWater LLC Agreement, subject to the obligations of OneWater LLC to make tax distributions and to reimburse OneWater Inc. for its corporate and other overhead expenses, OneWater Inc. will have the right to determine when distributions will be made to the holders of OneWater LLC Units and the amount of any such distributions. Following this offering, if OneWater Inc. authorizes a distribution, such distribution will be made to the holders of OneWater LLC Units generally on a pro rata basis in accordance with their respective percentage ownership of OneWater LLC Units.

The holders of OneWater LLC Units, including OneWater Inc., will generally incur U.S. federal, state and local income taxes on their share of any net taxable income of OneWater LLC. Net income and losses of OneWater LLC generally will be allocated to the holders of OneWater LLC Units on a pro rata basis in accordance with their respective percentage ownership of OneWater LLC Units, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss or deduction be allocated disproportionately in certain circumstances. To the extent OneWater LLC has available cash and subject to the terms of any current or future debt instruments, the OneWater LLC Agreement will require OneWater LLC to make pro rata cash distributions to OneWater Unit Holders, including OneWater Inc., in an amount sufficient to allow OneWater Inc. to pay its taxes and to make payments under the Tax Receivable Agreement it will enter into with certain of the OneWater Unit Holders. In addition, the OneWater LLC Agreement will require OneWater LLC to make non-pro rata payments to OneWater Inc. to reimburse it for its corporate and other overhead expenses, which payments are not treated as distributions under the OneWater LLC Agreement.

Issuance of Equity

The OneWater LLC Agreement will provide that, except as otherwise determined by us, at any time OneWater Inc. issues a share of its Class A common stock or any other equity security, the net proceeds received by OneWater Inc. with respect to such issuance, if any, shall be concurrently invested in OneWater LLC, and OneWater LLC shall issue to OneWater Inc. one OneWater LLC Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of OneWater Inc.’s Class A common stock are redeemed, repurchased or otherwise acquired, OneWater LLC shall redeem, repurchase or otherwise acquire an equal number of OneWater LLC Units held by OneWater Inc., upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

Competition

Under the OneWater LLC Agreement, the members have agreed that Goldman, Beekman and their respective affiliates will be permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with our customers.

Dissolution

OneWater LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, OneWater LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of OneWater LLC, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of OneWater LLC Units owned by each of them.

Tax Receivable Agreement

As described in “Corporate Reorganization,” the OneWater Unit Holders may cause their OneWater LLC Units to be redeemed for shares of Class A common stock or cash, as applicable, in the future pursuant to the Redemption Right or the Call Right. OneWater LLC intends to make for itself (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Code that will be effective for the taxable year of this offering and each taxable year in which a redemption of OneWater LLC Units pursuant to the Redemption Right or the Call Right occurs. Pursuant to the Section 754 election, OneWater Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of OneWater LLC Units pursuant to the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of OneWater LLC. These adjustments will be allocated to OneWater Inc. Such adjustments to the tax basis of the tangible and intangible assets of OneWater LLC would not have been available to OneWater Inc. absent its acquisition or deemed acquisition of OneWater LLC Units pursuant to the exercise of the Redemption Right or the Call Right. The anticipated basis adjustments are expected to increase (for tax purposes) OneWater Inc.’s depreciation and amortization deductions and may also decrease OneWater Inc.’s gains (or increase its losses) on future dispositions of certain assets to the extent the increase in tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that OneWater Inc. would otherwise be required to pay in the future.

OneWater Inc. will enter into the Tax Receivable Agreement with certain of the OneWater Unit Holders at the close of this offering. The Tax Receivable Agreement generally provides for the payment by OneWater Inc. to such OneWater Unit Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax (computed using the estimated impact of state and local taxes) that OneWater Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of, as applicable to each such OneWater Unit Holder, (i) certain increases in tax basis that occur as a result of OneWater Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such OneWater Unit Holder’s OneWater LLC Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by OneWater Inc. as a result of, and additional tax basis arising from, any payments OneWater Inc. makes under the Tax Receivable Agreement. Under the Tax Receivable Agreement, OneWater Inc. will retain the benefit of the remaining 15% of these net cash savings. Certain of the OneWater Unit Holders’ rights under the Tax Receivable Agreement are transferable in connection with a permitted transfer of OneWater LLC Units or if the OneWater Unit Holder no longer holds OneWater LLC Units.

The payment obligations under the Tax Receivable Agreement are OneWater Inc.’s obligations and not obligations of OneWater LLC, and we expect that the payments OneWater Inc. will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of OneWater Inc.’s realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise. The actual increases in tax basis covered by the Tax Receivable Agreement, as well as the amount and timing of OneWater Inc.’s ability to use any deductions (or decreases in gain or increases in loss) arising from such increases in tax basis, are dependent upon significant future events, including but not limited to the timing of the redemptions of OneWater LLC Units, the price of OneWater Inc.’s Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder’s tax basis in its OneWater LLC Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character, and timing of taxable income OneWater Inc. generates in the future, the timing and amount of any earlier payments that OneWater Inc. may have made under the Tax Receivable Agreement, the U.S. federal income tax rate then applicable, and the portion of OneWater Inc.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Accordingly, estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is also by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally will be calculated by comparing OneWater Inc.’s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. Thus, the amount and timing of any payments under the Tax Receivable Agreement are also dependent upon significant future events, including those noted above in respect of estimating the amount and timing of OneWater Inc.’s realization of tax benefits.

We expect that if there were a redemption of all of the outstanding OneWater LLC Units (other than those held by OneWater Inc.) immediately after this Offering, the estimated tax benefits to OneWater Inc. subject to the Tax Receivable Agreement would be approximately $       million, based on certain assumptions, including but not limited to a $       per share offering price to the public (the midpoint of the range set forth on the cover of this prospectus), a 21% U.S. federal corporate income tax rate and estimated applicable state and local income tax rates, no material change in U.S. federal income tax law, and that OneWater Inc. will have sufficient taxable income to utilize such estimated tax benefits. If the Tax Receivable Agreement were terminated immediately after this offering and based on the same assumptions used to estimate the tax benefit, the estimated early termination payment would be approximately $       million (calculated using a discount rate equal to the long-term Treasury rate in effect on the applicable date plus       basis points, applied against an undiscounted liability of approximately $       million). The foregoing numbers are merely estimates and the actual tax benefits and early termination payments could differ materially.

A delay in the timing of redemptions of OneWater LLC Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced as a result of allocations of OneWater LLC taxable income to the redeeming unit holder prior to the redemption. Stock price increases or decreases at the time of each redemption of OneWater LLC Units would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreement in an amount equal to 85% of the tax-effected change in price. The amounts payable under the Tax Receivable Agreement are dependent upon OneWater Inc. having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreement. If OneWater Inc.’s projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of OneWater Inc.’s future income tax liabilities.

The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits OneWater

Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to OneWater Inc. by OneWater LLC are not sufficient to permit OneWater Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. Please read “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, OneWater Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.” The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either OneWater LLC or OneWater Inc.

In addition, although OneWater Inc. is not aware of any issue that would cause the IRS or other relevant tax authorities to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the applicable OneWater Unit Holders will not reimburse OneWater Inc. for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against future payments otherwise required to be made, if any, to such holder after OneWater Inc.’s determination of such excess (which determination may be made a number of years following the initial payment and after future payments have been made). As a result, in such circumstances, OneWater Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect OneWater Inc.’s liquidity.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless OneWater Inc. exercises its right to terminate the Tax Receivable Agreement. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to commence in       and to continue for       years after the date of the last redemption of the OneWater LLC Units. Accordingly, it is expected that payments will continue to be made under the Tax Receivable Agreement for more than          years. Payments will generally be made under the Tax Receivable Agreement as OneWater Inc. realizes actual cash tax savings in periods after this offering from the tax benefits covered by the Tax Receivable Agreement. However, if OneWater Inc. experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at OneWater Inc.’s election or as a result of OneWater Inc.’s breach), OneWater Inc. would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (determined by applying a discount rate equal to the long-term Treasury rate in effect on the applicable date plus          basis points) and such early termination payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) that OneWater Inc. has sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement, and (ii) that any OneWater LLC Units (other than those held by OneWater Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the early termination payment relates.

The Tax Receivable Agreement provides that in the event that OneWater Inc. breaches any of its material obligations under it, whether (i) as a result of its failure to make any payment when due (including in cases where OneWater Inc. elects to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or OneWater Inc. has available cash but fails to make payments when due under circumstances where OneWater Inc. does not have the right to elect to defer the payment, as described below), (ii) as a result of OneWater Inc.’s failure to honor any other material obligation under it, or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then the applicable OneWater Unit Holders may elect to treat such breach as an early termination, which would cause all OneWater Inc.’s payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.

As a result of either an early termination or a change of control, OneWater Inc. could be required to make payments under the Tax Receivable Agreement that exceed its actual cash tax savings under the Tax Receivable Agreement. In these situations, OneWater Inc.’s obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control that could be in the best interests of holders of Class A common stock or reducing the consideration paid in any such transaction to holders of Class A common stock. There can be no assurance that OneWater Inc. will be able to meet its obligations under the Tax Receivable Agreement.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the applicable OneWater Unit Holders under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption of OneWater LLC Units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before a redemption of OneWater LLC Units may increase the applicable OneWater Unit Holders’ tax liability without giving rise to any rights of the applicable OneWater Unit Holders to receive payments under the Tax Receivable Agreement. Such effects may result in differences or conflicts of interest between the interests of the applicable OneWater Unit Holders and other stockholders.

Payments generally are due under the Tax Receivable Agreement within 5 days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of OneWater Inc.’s U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to one-year LIBOR plus basis points. Except in cases where OneWater Inc. elects to terminate the Tax Receivable Agreement early or it is otherwise terminated as described above, generally OneWater Inc. may elect to defer payments due under the Tax Receivable Agreement if OneWater Inc. does not have available cash to satisfy its payment obligations under the Tax Receivable Agreement or if OneWater Inc.’s contractual obligations limit its ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date at a rate of one-year LIBOR plus       basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of one-year LIBOR plus       basis points if OneWater Inc. is unable to make such payment as a result of limitations imposed by existing credit agreements. OneWater Inc. has no present intention to defer payments under the Tax Receivable Agreement.

Because OneWater Inc. is a holding company with no operations of its own, its ability to make payments under the Tax Receivable Agreement is dependent on the ability of OneWater LLC to make distributions to OneWater Inc. in an amount sufficient to cover OneWater Inc.’s obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of OneWater LLC’s subsidiaries to make distributions to it. The ability of OneWater LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and restrictions in relevant debt instruments issued by OneWater LLC or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that OneWater Inc. is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.

Stockholders’ Agreement

In connection with this offering, we anticipate entering into the Stockholders’ Agreement with the Principal Stockholders. Among other things, we anticipate that the Stockholders’ Agreement will provide certain Principal Stockholders the right to designate nominees to our board of directors.

Registration Rights Agreement

In connection with the closing of this offering, we plan to enter into a registration rights agreement with certain of the Legacy Owners. We expect that the agreement will contain provisions by which we agree to register under the federal securities laws the offer and resale of shares of our Class A common stock by certain of the Legacy Owners or certain of their affiliates or permitted transferees under the registration rights agreement. These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Historical Transactions with Affiliates

GS/BIP Credit Facility

On October 28, 2016, OneWater LLC and certain of our subsidiaries entered into the GS/BIP Credit Facility, which consists of a $50.0 million multi-draw term loan and a $5.0 million revolving line of credit. OWM BIP Investor, LLC is an affiliate of Beekman and Goldman Sachs Specialty Lending Group, L.P. is an affiliate of Goldman. As of September 30, 2018, we had $28.6 million outstanding under the multi-draw term loan and no amount outstanding under the revolving line of credit. As of March 31, 2019, we had $44.1 million outstanding under the multi-draw term loan and $5.0 million outstanding under the revolving line of credit. All amounts owed are guaranteed by us and certain of our subsidiaries. The multi-draw term loan may be used to fund certain Permitted Acquisitions, and the revolving line of credit may be used for working capital and general corporate matters.

The annual interest rate on the GS/BIP Credit Facility is equal to (i) the Applicable Cash Rate, which ranges from 0.0% to 8.0% based on the time period and is payable in cash, plus (ii) the Applicable PIK Rate, which ranges from 2.0% to 10.0% based on the time period and is payable in kind by increasing the principal amount of the underlying loan. Additionally, we pay a commitment fee calculated based on the unused amount under the multi-draw term loan and revolving line of credit, times 0.50% per annum.

We are subject to customary financial and non-financial covenants under the GS/BIP Credit Facility. We are also subject to mandatory prepayment (in whole or in part) upon the occurrence of certain events and transactions, including, among other things, issuance of securities pursuant to this offering. We expect that completion of this offering will trigger the mandatory prepayment obligations under the GS/BIP Credit Facility and intend to use a portion of the net proceeds from this offering to make such mandatory prepayments. To the extent that the net proceeds from this offering do not cover the outstanding amount due under the GS/BIP Credit Facility in whole, we expect to refinance the remaining amount. For additional information relating to the GS/BIP Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Debt Agreements.”

Opco Preferred Units

On October 28, 2016, Goldman and Beekman entered into a Subscription Agreement with us and certain of our subsidiaries, pursuant to which Goldman and Beekman purchased 45,000 and 23,000 Opco Preferred Units, representing 66.2% and 33.8% of the total Opco Preferred Units outstanding for purchase prices of approximately $44.4 million and $22.7 million, respectively. The Opco Preferred Holders are entitled to (i) a “preferred return” at a rate of 10% per annum, compounded quarterly, on (a) the aggregate amount of capital contributions made, minus any prior distributions (the “unreturned preferred amount”), plus (b) any unpaid preferred returns for prior periods, and (ii) a “preferred target distribution” at a rate of 10% per annum on the unreturned preferred amount multiplied by (a) 40% for the calendar quarters ending March 31, 2019, June 30, 2019 and September 30, 2019, (b) 60% for each calendar quarters ending December 31, 2019, March 31, 2020, June 30, 2020 and September 30, 2020, and (c) 80% for each calendar quarter thereafter. The preferred target distribution proportionally adjusts the amount of capital contribution of each Opco Preferred Holder. Repayment in full or acceleration of the obligations under the GS/BIP Credit Facility will permit a majority of the Opco Preferred Holders to require us to purchase all Opco Preferred Units equal to the unreturned preferred amount plus any unpaid preferred returns (the “redemption amount”).

We intend to use a portion of the net proceeds from this offering to redeem all of the shares of Opco Preferred Units held by Goldman and Beekman. As of September 30, 2018 and March 31, 2019, the

redemption amount was $79.9 million and $84.6 million, respectively. For additional information relating to the Opco Preferred Units, see “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Opco Preferred Units.”

OneWater LLC Warrants

Additionally, pursuant to the Subscription Agreement dated October 28, 2016, Goldman purchased warrants (“Goldman Warrants”) to acquire OneWater LLC Units, and Beekman purchased warrants (“Beekman Warrants,” and together with the Goldman Warrants, the “LLC Warrants”) to acquire OneWater LLC Units, each under private placement exemptions. The LLC Warrants will be exercised in full for OneWater LLC Units in connection with our corporate reorganization. Please see “Corporate Reorganization” for additional information related to the exercise of the LLC Warrants.

Goldman purchased the Goldman Warrants for an aggregate purchase price of approximately $0.6 million, which warrants are exercisable for 16,544 OneWater LLC Units and represent 16.6% of the OneWater LLC Units outstanding. Beekman purchased the Beekman Warrants for an aggregate purchase price of approximately $0.3 million, which warrants are exercisable for 8,456 OneWater LLC Units and represent 8.4% of the OneWater LLC Units outstanding. The LLC Warrants are exercisable at a price of $0.0001 per OneWater LLC Unit and expire on October 28, 2026. The LLC Warrants may be exercised for cash or by cashless exercise.

The LLC Warrants also contain certain anti-dilution provisions that apply in connection with, among other things, any issuance, split, combination, recapitalization or similar transactions with respect to the OneWater LLC Units. Additionally, if OneWater LLC declares a dividend or other distribution, excluding certain tax distributions, or redemptions on or with respect to any of its equity securities, Goldman and Beekman will be entitled to receive their pro rata share of such dividend or distribution on all OneWater LLC Units underlying the LLC Warrants, regardless of whether the LLC Warrants have been exercised. Additionally, Goldman and Beekman are entitled to vote together with the other holders of the OneWater LLC Units as though the LLC Warrants had been exercised into OneWater LLC Units.

Goldman and Beekman also have certain rights under the OneWater LLC Agreement with respect to the shares of OneWater LLC Units underlying the LLC Warrants, including the right to receive certain tax distributions and certain preemptive rights. The LLC Warrants also contain customary rights of first offer and tag-along rights. Additionally, upon the occurrence of certain events, including repayment in full or acceleration of the obligations under the GS/BIP Credit Facility, Goldman and Beekman have the right to require us to purchase all of the LLC Warrants at an applicable put price.

Leases

We enter into store leases with certain related parties, all of whom are Legacy Owners, for which we incurred an aggregate of $1.8 million and $2.1 million in lease expense in the fiscal years ended September 30, 2018 and 2017, respectively, and $1.0 million in the six months ended March 31, 2019. We currently lease the following retail facilities with the following related parties:

Location	Legacy Owner	Six Months Ended March 31, 2019 Lease Amount	Fiscal Year 2018 Lease Amount	Fiscal Year 2017 Lease Amount
Alabama
Dadeville and Equality	Austin Singleton	$162,750	$255,750	$302,250
Florida
Destin	Peter and Teresa Bos	304,746	630,493	619,363
Panama City Beach (Location No. 1)	Peter and Teresa Bos	62,523	125,567	86,265
Panama City Beach (Location No. 2)	Peter and Teresa Bos	181,970	378,382	449,800
Georgia / Texas
Buford, GA	Austin Singleton	94,500	148,500	302,250
Fortson, GA and Conroe, TX	Austin Singleton	184,625	290,125	342,875

Peter and Teresa Bos hold a controlling interest in LMI Holding, LLC, which holds more than 10% of the outstanding equity securities in OneWater LLC. Austin Singleton currently serves as a Director and as our Chief Executive Officer.

Consignment Inventory

We currently have inventory consignment relationships with Global Marine Finance, LLC and Grande Yachts International, LLC, entities in which Austin Singleton, our Chief Executive Officer and a Director, and Anthony Aisquith, our Chief Operating Officer, maintain ownership interests. Under the inventory consignment arrangements, we display certain boats for sale in our stores, and once we enter into a retail sales agreement with a customer, we purchase the consigned boats from these entities. We made payments to Global Marine Finance, LLC in the amounts of $32.8 million and $1.7 million in fiscal years 2018 and 2017, respectively, and $14.8 million in the six months ended March 31, 2019. We made payments to Grande Yachts International, LLC in the amounts of $1.7 million and $3.1 million in fiscal years 2018 and 2017, respectively, and no payments in the six months ended March 31, 2019.

Customers and Service Providers

We have entered into various arrangements with related parties for the purchase and sale of new and pre-owned boats and for maintenance and repair services. The related party, nature of the transaction, and the amounts involved are set forth in the table below:

		Amount for the Six Months Ended March 31, 2019	Amount for the fiscal year ended September 30,
Related Party	Nature of Transaction		2018	2017
Peter and Teresa Bos, through Legendary Boating Club, LLC	Boat purchase and repair services	$12,959	$229,841	$185,672
Peter and Teresa Bos, through LYC Destin, LLC	Boat purchase and repair services	37,069	119,088	141,829
Austin Singleton	Boat purchase and advancement of expenses	279,269	482,577	343,267
John Troiano	Boat purchase and resale	—	241,579	266,904

Peter and Teresa Bos hold a controlling interest in LMI Holding, LLC, which holds more than 10% of the outstanding equity securities in OneWater LLC. Austin Singleton currently serves as a Director and as our Chief Executive Officer. John Troiano is on the Board of Managers of OneWater LLC.

Conflicts of Interest

Goldman and one of its affiliates will receive 5% or more of the net proceeds of this offering by reason of the repayment of amounts due under our GS/BIP Credit Facility, and the redemption of the Opco Preferred Units. As a result, Goldman will receive approximately $       million of the net proceeds of this offering, and will be deemed to have a “conflict of interest” with us within the meaning of Rule 5121 of FINRA. See “Underwriting (Conflicts of Interest).”

Corporate Reorganization

In connection with our corporate reorganization, we engaged in certain transactions with certain affiliates and the members of OneWater LLC. Please read “Corporate Reorganization.”

Policies and Procedures for Review of Related Party Transactions

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;
•	any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;

•	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and
•	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, our audit committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our audit committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person’s interest in the transaction. Furthermore, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

Additionally, any amounts due under advances or loans that we have entered into with our directors, executive officers or principal stockholders will be retired or repaid in full prior to the public filing of this registration statement with the SEC.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, and, unless otherwise stated, assuming the underwriters do not exercise their option to purchase additional common shares, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;
•	each member of our board of directors and each nominee to our board of directors;
•	each of our named executive officers; and
•	all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 6275 Lanier Islands Parkway, Buford, GA 30518.

The table does not reflect any shares of Class A common stock that 5% stockholders, directors and executive officers may purchase in this offering through the directed share program described under “Underwriting (Conflicts of Interest).”

	Shares of Class A Common Stock beneficially owned after this offering		Shares of Class B Common Stock beneficially owned after this offering		Combined Voting Power after this offering(1)
Name of Beneficial Holders	Number	%	Number	%	Number	%
5% Stockholders
One Water Ventures LLC
LMI Holding, LLC
Goldman Sachs & Co. LLC.
OWM BIP Investor, LLC
Directors and Named Executive Officers
Austin Singleton
Anthony Aisquith
Jack Ezzell
Directors and executive officers as a group ( persons)
*	indicates beneficial ownership of less than 1%.
(1)	Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The OneWater Unit Holders will hold one share of Class B common stock for each OneWater LLC Unit.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of OneWater Inc. will consist of             shares of Class A common stock, $0.01 par value per share, of which          shares will be issued and          outstanding,          shares of Class B common stock, $0.01 par value per share, of which          shares will be issued and outstanding and          shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and bylaws of OneWater Inc., each of which will be in effect upon the completion of this offering, does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Generally. In connection with the reorganization and this offering, the OneWater Unit Holders will receive one share of Class B common stock for each OneWater LLC Unit that they hold. Accordingly, the OneWater Unit Holders will have a number of votes in OneWater Inc. equal to the aggregate number of OneWater LLC Units that they hold.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms as simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of OneWater Inc.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of          shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, and our amended and restated certificate of incorporation and our bylaws, as will be in effect upon the closing of this offering and as described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the Nasdaq, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

•	the transaction is approved by the board of directors before the date the interested shareholder attained that status;
•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or
•	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

Amended and Restated Certificate of Incorporation and Bylaws

Provisions of our amended and restated certificate of incorporation and our bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

•	establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;
•	provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without shareholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;
•	provide that the authorized number of directors may be changed only by resolution of the board of directors, subject to the rights of the holders of any series of our preferred stock to elect directors under specified circumstances;
•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•	provide that, after we cease to be a controlled company, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;
•	provide that, after we cease to be a controlled company, our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least 66 2⁄3% of our then outstanding Class A common stock;
•	provide that, after we cease to be a controlled company, special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board;
•	provide, after we cease to be a controlled company, for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;
•	provide that we renounce any interest in existing and future investments in other entities by, or the business opportunities of, Goldman, Beekman and their respective affiliates and that they have no obligation to offer us those investments or opportunities; and
•	provide that our amended and restated bylaws can be amended by the board of directors.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;
•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;
•	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws; or
•	any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or
•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Registration Rights

For a description of registration rights with respect to our Class A common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is                               .

Listing

We have been authorized to list our Class A common stock on The Nasdaq Global Market under the symbol “    .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of          shares of Class A common stock (or          shares of Class A common stock if the underwriters’ option to purchase additional shares is exercised). Of these shares, all of the          shares of Class A common stock (or          shares of Class A common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by the OneWater Unit Holders and other recipients of Class A common stock in the Reorganization in connection with the offering will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Each OneWater Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause OneWater LLC to acquire all or a portion of its OneWater LLC Units for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and similar transactions). See “Certain Relationships and Related Party Transactions—OneWater LLC Agreement.” The shares of Class A common stock we issue upon such redemptions would be “restricted securities” as defined in Rule 144 described below. However, upon the closing of this offering, we will enter into a registration rights agreement with certain of the OneWater Unit Holders that will require us to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and
•	shares (assuming redemption of all applicable OneWater LLC Units along with a corresponding number of shares of Class B common stock) will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and officers and substantially all of our Legacy Owners have agreed not to sell any Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting (Conflicts of Interest)” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of

Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the Nasdaq during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our long-term incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations and, to the extent specifically described below, U.S. federal estate tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below), that holds our Class A common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income or estate taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;
•	tax-exempt or governmental organizations;
•	dealers in securities or foreign currencies;
•	persons whose functional currency is not the U.S. dollar;
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;
•	persons subject to the alternative minimum tax;
•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;
•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;
•	persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;
•	certain former citizens or long-term residents of the United States;
•	persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; and
•	accrual method taxpayers for U.S. federal income tax purposes required to accelerate the recognition of any item of gross income with respect to our Class A common stock as a result of such income being recognized on an applicable financial statement.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Dividends and Other Distributions

As described in the section entitled “Dividend Policy,” we do not plan to make any distributions on our Class A common stock for the foreseeable future. However, in the event we do make distributions of cash or other property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will instead be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock (and will reduce such tax basis, but not below zero) and thereafter as capital gain from the sale or exchange of such Class A common stock. See “—Gain on Disposition of Class A Common Stock.” Subject to the withholding requirements under “—Backup Withholding and Information Reporting” and FATCA (as defined below) and provided that such distributions are not effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate or another exception applies. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. In the event that we determine that a portion of a distribution does not constitute a dividend, we may determine not to withhold U.S. federal income tax from such portion of the distribution or a non-U.S. holder may be entitled to claim a refund of excess amounts withheld.

Distributions treated as dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax (including backup withholding described below) if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting” and the discussion below of FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding on any gain realized upon the sale or other disposition of our Class A common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;
•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or
•	our Class A common stock constitutes a United States real property interest as a result of our becoming a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition of or the non-U.S. holder’s holding period for the Class A common stock and, as a result, such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

With respect to the third bullet point above, generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, because the determination of whether we are a USRPHC is made from time to time and depends on the relative fair market value of our assets, there can be no assurance in this regard. In the event that we become a USRPHC, as long as our Class A common stock is and continues to be “regularly traded on an established securities market” (within the meaning of applicable U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our Class A common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition. No assurance can be provided that our Class A common stock will be treated as regularly traded on an established securities market for purposes of the rules described above.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

U.S. Federal Estate Tax

Our Class A common stock that is owned (or treated as owned) by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A common stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. FATCA also imposes a 30% withholding tax on any gross proceeds on a sale or other disposition of our Class A common stock. However, recently released proposed U.S. Treasury regulations, which may be relied upon pending finalization, would eliminate this withholding tax on gross proceeds. Accordingly, FATCA withholding on gross proceeds is not expected to apply. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our Class A common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of shares of common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;
•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;
•	whether the investment is permitted under the terms of the applicable documents governing the Plan;
•	whether the acquisition or holding of the shares of common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and
•	whether the Plan will be considered to hold, as plan assets, (i) only shares of common stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, shares of common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)	the equity interests acquired by ERISA Plans are “publicly offered securities” (as defined in the DOL regulation)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;
(b)	the entity is an “operating company” (as defined in the DOL regulation)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or
(c)	there is no significant investment by “benefit plan investors” (as defined in the DOL regulation)—i.e., immediately after the most recent acquisition by a ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of common stock. Purchasers of shares of common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

UNDERWRITING (CONFLICTS OF INTEREST)

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC and Raymond James & Associates, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Raymond James & Associates, Inc.

Total

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional       shares of Class A common stock from the Company. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase       additional shares of Class A common stock.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $       per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors, and holders of substantially all of the Company’s shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the Class A common stock. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Class A common stock, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the shares of Class A common stock on The Nasdaq Global Market under the symbol “          ”.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of the Company’s Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares of the Company’s Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the shares of the Company’s Class A common stock. As a result, the price of the shares of the Company’s Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the The Nasdaq Global Market, in the over-the-counter market or otherwise.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $         .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Conflicts of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses. For example, an affiliate of Goldman acts as a lender and agent under our GS/BIP Credit Facility. Additionally, Goldman owns Opco Preferred Units and LLC Warrants.

Goldman and one of its affiliates will receive 5% or more of the net proceeds of this offering by reason of the repayment of amounts due under our GS/BIP Credit Facility and the redemption of the Opco Preferred Units. Accordingly, Goldman is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121 and this offering will be conducted in accordance with Rule 5121. That rule requires that a “Qualified Independent Underwriter” meeting specified requirements must participate in the preparation of the registration statement of which this prospectus forms a part and exercise its usual standard of due diligence with respect thereto.             has agreed to act as the Qualified Independent Underwriter for this offering and has agreed in so acting to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof.             will not receive a fee for acting as the Qualified Independent Underwriter for this offering.

We have agreed to indemnify             against certain liabilities, including liabilities under the Securities Act. As provided in Rule 5121, Goldman will not confirm sales to any account over which it exercises discretion without the specific written approval of the account holder.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National

Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA))

whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of our Class A common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

EXPERTS

The audited balance sheet of OneWater Marine Inc. included in this prospectus and elsewhere in the registration statement has been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited financial statements of One Water Marine Holdings, LLC included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement, including all amendments, supplements, exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

As a result of this offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm.

One Water Marine Holdings, LLC and Subsidiaries
Condensed Consolidated Balance Sheets

	March 31, 2019	September 30, 2018
	(Unaudited)
Assets
Current assets:
Cash	$15,488,809	$15,345,808
Restricted cash	1,536,087	411,559
Accounts receivable	25,981,490	10,888,564
Inventories	295,292,824	184,361,296
Prepaid expenses and other current assets	1,152,820	1,507,262
Total current assets	339,452,030	212,514,489

Property and equipment, net of accumulated depreciation of $4,158,394 in 2019 and $3,082,163 in 2018	21,835,112	18,586,549

Other assets
Deposits	333,132	347,416
Identifiable intangible assets	55,724,000	47,732,000
Goodwill	104,266,935	96,180,010
Total other assets	160,324,067	144,259,426
Total assets	$521,611,209	$375,360,464

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$9,598,001	$6,339,555
Other payables and accrued expenses	12,534,923	9,764,128
Customer deposits	11,110,724	4,198,319
Notes payable - floor plan	263,235,452	157,483,121
Current portion of long-term debt	3,343,950	1,890,402
Total current liabilities	299,823,050	179,675,525
Long-term Liabilities
Other long-term liabilities	900,000	2,486,563
Warrant liability	59,823,000	52,223,000
Long-term debt, net of current portion and unamortized debt issuance costs	62,954,048	39,954,403
Total liabilities	423,500,098	274,339,491

Redeemable Preferred interest in subsidiary	83,620,221	79,965,097

Members’ Equity:
Members’ Equity attributable to One Water Marine Holdings, LLC	9,351,219	15,962,511
Equity attributable to non-controlling interests	5,139,671	5,093,365
Total liabilities and Members’ Equity	$521,611,209	$375,360,464

The accompanying notes are an integral part of these condensed consolidated financial statements.

One Water Marine Holdings, LLC and Subsidiaries
Condensed Consolidated Statement of Operations
(Unaudited)

For the six months ended March 31,	2019		2018
Revenues
New boat sales		$194,492,066	$144,710,858
Pre-owned boat sales		55,928,857	53,467,543
Finance and insurance income		8,518,647	5,685,344
Service, parts and other sales		25,965,948	17,787,763
Total revenues		284,905,948	221,651,508

Cost of Sales (exclusive of depreciation and amortization shown separately below)
New boat sales		160,102,231	117,249,793
Pre-owned boat sales		46,719,371	44,341,047
Service, parts and other sales		15,039,432	9,966,946
Total cost of sales		221,861,034	171,557,786

Selling, general and administrative expenses		49,175,811	38,404,703
Depreciation and amortization		1,192,432	704,995
Gain on settlement of contingent consideration		(1,654,859)	—
Income from operations		14,331,100	10,984,024

Other (income) expense
Interest expense - floor plan		3,996,160	2,205,378
Interest expense - other		2,521,924	1,550,506
Transaction costs		742,433	126,043
Change in fair value of warrant liability		7,600,000	19,246,609
Other (income) expense		(90,333)	130,742
Total other expense		14,770,184	23,259,278

Net income (loss)		(439,084)	(12,275,254)

Less: Net income attributable to non-controlling interest		546,306	275,357
Net income (loss) attributable to One Water Marine Holdings, LLC		(985,390)	(12,550,611)

Redeemable Preferred interest, dividends and accretion		4,477,800	3,992,946
OneWater LLC preferred distribution		84,366	88,488
Net loss attributable to common interest holders		$(5,547,556)	$(16,632,045)
Loss per unit attributable to common interest holders:
Basic		$(73.02)	$(221.31)
Diluted		$(73.02)	$(221.31)

Pro forma loss per unit attributable to common interest holders (unaudited):
Basic	$
Diluted	$

The accompanying notes are an integral part of these condensed consolidated financial statements.

One Water Marine Holdings, LLC and Subsidiaries
Condensed Consolidated Statements of Members’ Equity
(Unaudited)

		Members’ Equity
	Redeemable Preferred Interest in Subsidiary	Common Interest	Non-controlling interest in Subsidiary	Total Members’ Equity
Balance at September 30, 2018	$79,965,097	$15,962,511	$5,093,365	$21,055,876
Net loss	—	(985,390)	546,306	(439,084)
Distributions to members	(822,676)	(1,225,092)	(500,000)	(1,725,092)
Accumulated unpaid preferred returns	4,164,798	(4,164,798)	—	(4,164,798)
Accretion of redeemable preferred and issuance costs	313,002	(313,002)	—	(313,002)
Equity-based compensation	—	76,990	—	76,990
Balance at March 31, 2019	$83,620,221	$9,351,219	$5,139,671	$14,490,890
		Members’ Equity
	Redeemable Preferred Interest in Subsidiary	Common Interest	Non-controlling interest in Subsidiary	Total Members’ Equity
Balance at September 30, 2017	$71,695,134	$26,310,738	$1,763,455	$28,074,193
Net loss	—	(12,550,611)	275,357	(12,275,254)
Distributions to members	—	(501,963)	—	(501,963)
Accumulated unpaid preferred returns	3,773,102	(3,773,102)	—	(3,773,102)
Preferred issuance costs	(93,158)	—	—	—
Accretion of redeemable preferred and issuance costs	313,002	(313,002)	—	(313,002)
Equity-based compensation	—	76,991	—	76,991
Balance at March 31, 2018	$75,688,080	$9,249,051	$2,038,812	$11,287,863

The accompanying notes are an integral part of these condensed consolidated financial statements.

One Water Marine Holdings, LLC and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

For the six months ended March 31,	2019	2018
Cash flows from operating activities
Net loss	$(439,084)	$(12,275,254)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,192,432	704,995
Equity-based awards	76,990	76,991
Loss on asset disposals	50,289	24,056
Change in fair value of long-term warrant liability	7,600,000	19,246,609
Non-cash interest expense	1,405,835	826,248
Non-cash gain on settlement of contingent consideration	(1,654,859)	—
(Increase) decrease in assets:
Restricted cash	(1,124,528)	(793,570)
Accounts receivable	(14,958,540)	(12,601,770)
Inventories	(83,636,846)	(55,170,445)
Prepaid expenses and other current assets	479,981	618,315
Deposits	14,284	(12,051)
Increase (decrease) in liabilities:
Accounts payable	3,186,220	1,041,106
Other payables and accrued expenses	1,549,106	2,404,128
Customer deposits	6,667,935	7,147,765
Net cash used in operating activities	(79,590,785)	(48,762,277)
Cash flows from investing activities
Purchases of property and equipment and construction in progress	(3,512,274)	(3,583,166)
Proceeds on disposal of property and equipment	50,388	—
Cash used in Acquisitions	(2,110,641)	(349,958)
Net cash used in investing activities	(5,572,527)	(3,933,124)
Cash flows from financing activities
Net borrowings from floor plan	81,319,565	59,491,944
Proceeds from long-term debt	7,000,000	4,061,450
Payments on long-term debt	(465,484)	(228,639)
Payments of preferred issuance costs	—	(93,158)
Distribution to redeemable preferred interest members	(822,676)	—
Distributions to members	(1,725,092)	(501,963)
Net cash provided by financing activities	85,306,313	62,729,634
Net increase in cash	143,001	10,033,633
Cash at beginning of period	15,345,808	9,662,691
Cash at end of period	$15,488,809	$19,696,324
Supplemental cash flow disclosures
Cash paid for interest	$5,112,248	$2,929,636

Noncash items
Acquisition purchase price funded by long-term debt	$8,500,000	$8,000,000
Acquisition purchase price funded by seller notes payable	8,273,750	815,000
Purchase of property and equipment funded by long-term debt	992,811	536,449

The accompanying notes are an integral part of these condensed consolidated financial statements.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
(Unaudited)

1	Description of Company and Basis of Presentation

Description of the Business

One Water Marine Holdings, LLC (“OneWater LLC” or the “Company”) was organized as a limited liability company under the law of the State of Delaware in 2014. OneWater LLC does not have revenue generating operations of its own and is dependent on the earnings and cash flows of its operating subsidiaries. After formation of OneWater LLC the assets of Singleton Marine and Legendary Marine were contributed in 2014 in exchange for an equity interest in OneWater LLC. Subsequently, the Company has completed the acquisition of 15 dealer groups comprised of 36 stores, as of March 31, 2019 and operates a total of 59 stores in eleven states, consisting of Alabama, Florida, Georgia, Kentucky, Maryland, Massachusetts, New York, North Carolina, Ohio, South Carolina, and Texas.

The Company is one of the largest recreational boat retailers in the United States. The Company engages primarily in the retail sale, brokerage, and service of new and used boats, motors, trailers, marine parts and accessories and offers slip and storage accommodations in certain locations. The Company also arranges related boat financing, insurance, and extended service contracts for customers with third-party lenders and insurance companies.

Operating results are generally subject to seasonal variations. Demand for products are generally highest during the third and fourth quarters of the fiscal year and, accordingly, revenues are generally expected to be higher during these periods. General economic conditions and consumer spending patterns can negatively impact the Company’s operating results. Unfavorable local, regional, national, or global economic developments or uncertainties could reduce consumer spending and adversely affect the Company’s business. Consumer spending on discretionary goods may also decline as a result of lower consumer confidence levels, even if prevailing economic conditions are otherwise favorable. Economic conditions in areas in which the Company operates stores, particularly in the Southeast, can have a major impact on the Company’s overall results of operations. Local influences, such as corporate downsizing, inclement weather such as hurricanes and other storms, environmental conditions, and other events could adversely affect the Company’s operations in certain markets and in certain periods. Any extended period of adverse economic conditions or low consumer confidence is likely to have a negative effect on the Company’s business.

Principles of Consolidation

The consolidated financial statements include the accounts of OneWater LLC and its wholly-owned subsidiaries. Additionally, the Company consolidates two subsidiaries with minority members: South Shore Assets and Operations (SSAO) and Bosun’s Assets and Operations (BAO). The Company maintains control over both SSAO and BAO as it has 100.0% voting rights of each entity but only a 75.0% ownership interest. Accordingly, the results of operations of SSAO and BAO have been included in the accompanying consolidated financial statements from the date of their respective acquisition and their minority interest in these subsidiaries has been recorded accordingly. Singleton Assets and Operations (SAO), Legendary Assets and Operations (LAO), South Florida Assets and Operations (SFAO), Midwest Assets and Operations (MAO), One Water Assets & Operations (OWAO), BAO and SSAO are collectively referred to herein as “the Company”. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Financial Statement Preparation

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements and should be read in conjunction with the annual financial statements. These financial statements reflect the consolidated accounts of OneWater LLC and wholly owned subsidiaries. All intercompany transactions have been

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
(Unaudited)

eliminated in consolidation. In addition, certain reclassifications of amounts previously reported have been made to the accompanying consolidated financial statements in order to conform to current presentation. The Company operates on a fiscal year basis with the first day of the fiscal year being October 1, and the last day of the year ending on September 30. Additionally, since there are no differences between net income and comprehensive income, all references to comprehensive income have been excluded from the consolidated financial statements.

All adjustments, consisting of only normal recurring adjustments considered necessary for fair presentation, have been reflected in these unaudited financial statements. Significant estimates made by us in the accompanying unaudited consolidated financial statements include, valuation allowances, valuation of equity, valuation of goodwill and intangible assets, valuation of long-lived assets, and valuation of accruals. Operating results for the six months ended March 31, 2019 are not necessarily indicative of the results to be expected for the year ending September 30, 2019.

2	New Accounting Pronouncements

As an “emerging growth company” (“EGC”), the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflects this election.

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), as subsequently amended, a converged standard on revenue recognition. The new pronouncement requires revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for some costs to obtain or fulfil a contract with a customer, as well as enhanced disclosure requirements. ASU 2014-09 is effective for a public company’s annual reporting periods beginning after December 15, 2017. As an EGC the Company has elected to adopt ASU 2014-09 following the effective dates for private companies beginning with annual reporting periods beginning after December 15, 2018, including interim reporting periods within that reporting period. The Company is currently in the process of evaluating the effects of this pronouncement on its consolidated financial statements, related disclosures and internal controls over financial reporting. The Company plans to adopt ASU 2014-09 in the first quarter of fiscal year 2020.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). This update requires organizations to recognize lease assets and lease liabilities on the balance sheet and discloses key information about leasing arrangements. ASU 2016-02 is effective for a public company’s annual reporting periods beginning on or after December 15, 2018, and interim periods within those annual periods. As an EGC the Company has elected to adopt ASU 2016-02 following the effective dates for private companies beginning with annual reporting periods beginning after December 15, 2019, including interim reporting periods within that reporting period, earlier application is permitted. The Company is currently in the process of evaluating the effects of this pronouncement on its consolidated financial statements, related disclosures and internal controls over financial reporting. The Company plans to adopt ASU 2016-02 in the first quarter of fiscal year 2021 and expects the adoption of ASU 2016-02 to have a significant and material impact on the consolidated balance sheet given the current lease agreements for the Company’s stores. Based on the current assessment, it is expected that most of the operating lease commitments will be subject to the new guidance and recognized as operating lease liabilities and right-of use assets upon adoption, resulting in a material increase in the assets and liabilities recorded on the consolidated balance sheet. The Company is continuing its assessment, which may identify additional impacts this standard will have on the consolidated financial statements and related disclosures and internal control over financial reporting.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
(Unaudited)

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230)” (“ASU 2016-15”). Additionally, in November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230)” (“ASU 2016-18”). These updates require organizations to reclassify certain cash receipts and cash payments within the Statement of Cash Flows and modify the classification and presentation of restricted cash. These ASU’s are effective for a public company’s annual reporting periods beginning on or after December 15, 2017, and interim periods within those annual periods. As an EGC, the Company has elected to adopt these ASU’s following the effective dates for private companies beginning with annual reporting periods beginning after December 15, 2018, including interim reporting periods within that reporting period. The Company is currently in the process of evaluating the effects of this pronouncement on its consolidated financial statements, related disclosures and internal controls over financial reporting. The Company plans to adopt ASU 2016-15 and ASU 2016-18 in fiscal 2021.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805)” (“ASU 2017-01”). This update clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. As an EGC the Company has elected to adopt ASU 2017-01 following the effective dates for private companies beginning with annual reporting periods beginning after December 15, 2018, including interim reporting periods within that reporting period. The Company is currently in the process of evaluating the effects of this pronouncement on its consolidated financial statements, related disclosures and internal controls over financial reporting. The Company plans to adopt ASU 2017-01 in the first quarter of fiscal year 2020.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill impairment (Topic 350)” (“ASU 2017-04”). This update removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under ASU 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the impairment loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This guidance is effective for public companies prospectively for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed after January 1, 2017. As an EGC the Company has elected to early adopt ASU 2017-04 with annual impairment tests performed after January 1, 2017.

3	Revenue Recognition

Revenue is recognized from the sale of products and commissions earned on new and pre-owned boats (including used, brokerage and consignment) when ownership is transferred to the customer. Revenue from sales of parts, accessories, and supplies is recognized when they are delivered to the customer. Revenue from new, used and consignment sales is recorded at the gross sales price, while revenue from brokerage transactions is recorded on a net basis. Service revenue, including repairs under manufacturers’ warranties, is recognized when the customer accepts the serviced boat. Deferred revenue from storage and marina operations on a straight-line basis over the term of the contract as services are completed. Revenue from arranging financing, insurance and extended warranty contracts to customers through various third-party financial institutions and insurance companies is recognized when the related boats are sold. A chargeback fee may be assessed in the event of an early cancellation of a loan or insurance contract by the customer. Deposits received from customers are recorded as a liability on the balance sheet until the related sales orders have been fulfilled by the Company.

4	Per Share Data

Basic earnings (loss) per common interest is computed by dividing net income (loss) attributable to common interest holders by the weighted-average common units outstanding during the period. Diluted earnings (loss) per common interest is computed by dividing net earnings (loss) attributable to common

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
(Unaudited)

interest holders by the weighted-average common units and common unit equivalents outstanding during the period. Earnings (loss) attributable to common interest holders reflects accretion of redeemable preferred interest in subsidiary, dividends and issuance costs.

The following table illustrates the dilutive effect of profits in interest unit agreements and common warrants outstanding:

As of March 31,	2019	2018
Common units outstanding	75,972	75,152
Weighted average common unit equivalents outstanding	28,491	27,922
Diluted common unit equivalents	104,463	103,074

For the six months ended March 31, 2019 and 2018, the diluted common unit equivalents were not utilized in calculating loss per unit attributable to common interest holders as the impact would be anti-dilutive.

5	Acquisitions

The Company has completed acquisitions of multiple retail boat dealer groups in the United States. The results of operations of acquisitions are included in the accompanying financial statements from the acquisition date forward. The purchase price of acquisitions was allocated to identifiable tangible assets and intangible assets acquired based on their estimated fair values at the acquisition date, with the excess being allocated to goodwill. Costs related to acquisitions are included in transaction costs and primarily relate to legal, accounting, and valuation fees, which are charged directly to operations in the accompanying consolidated statements of operations as incurred.

The following unaudited pro forma results of operations for the six months ended March 31, 2019 and 2018 assumes that the all 2019 and 2018 acquisitions were completed on October 1, 2017.

	2019	2018
Pro forma revenues	$354,684,148	$294,562,508
Pro forma net loss attributable to common interest holders	1,819,786	(11,477,254)
Pro forma loss per share:
Basic	$23.95	$(152.72)
Diluted	$17.42	$(152.72)

Included in our results for the six months ended March 31, 2019, the 2019 acquisitions contributed $13.4 million to our consolidated revenue and $0.7 million to our net income, respectively. Included in our results for the six months ended March 31, 2018, the 2018 acquisitions contributed $7.5 million to our consolidated revenue and $0.8 million to our net income, respectively.

Acquisitions completed during the six months ended March 31, 2019:

On December 1, 2018, the Company purchased Slalom Shop, Inc. (“Slalom Shop”), a Texas boat retailer comprised of two stores. The acquisition expands the Company’s presence in the state of Texas, expands the Company’s product offering and strengthens its market share in a top boating market. The purchase price was $7,920,448, with $1,566,698 paid at closing, $5,083,000 due to seller note payable upon completion of stated milestones expected within 90 days of closing and $1,270,750 financed through a note payable to the seller bearing interest at a rate of 5.0% per year. The note is payable in one lump sum three years from the closing date, with interest payments due quarterly.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
(Unaudited)

The table below summarizes the fair values of the assets acquired at the acquisition date, including the goodwill recorded as a result of this transaction.

Assets acquired
Prepaid expenses	$25,784
Inventory	6,725,676
Property and equipment	3,240
Identifiable intangible assets	3,003,000
Goodwill	3,347,509
Total assets acquired	$13,105,209

Liabilities
Accounts payable and accrued expenses	$30,935
Customer deposits	11,400
Notes payable - floor plan financing	5,142,426
Total liabilities assumed	5,184,761
Net assets acquired	$7,920,448

Consideration exchanged
Cash paid to seller	$1,566,698
Seller’s notes payable	6,353,750
Total consideration exchanged	$7,920,448

On February 1, 2019, the Company purchased Ocean Blue Yacht Sales. (“Ocean Blue”), a Florida boat retailer comprised of three stores. The acquisition expands its presence on the east coast of Florida, expands the Company’s product offering and strengthens the Company’s market share in a top boating market. The purchase price was $10,656,437, with $8,736,437 paid at closing, and $1,920,000 financed through a note payable to the seller bearing interest at a rate of 5.0% per year. The note is payable in one lump sum three years from the closing date, with interest payments due quarterly.

The table below summarizes the fair values of the assets acquired at the acquisition date, including the goodwill recorded as a result of this transaction.

Assets acquired
Prepaid expenses	$86,899
Accounts Receivable	134,383
Inventory	19,377,508
Property and equipment	24,674
Identifiable intangible assets	4,989,000
Goodwill	4,461,325
Total assets acquired	$29,073,789

Liabilities
Accounts payable and accrued expenses	$76,895
Customer deposits	221,000
Notes payable - floor plan financing	18,119,457
Total liabilities assumed	18,417,353
Net assets acquired	$10,656,437

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
(Unaudited)

Consideration exchanged
Cash paid to seller	$8,736,437
Seller’s notes payable	1,920,000
Total consideration exchanged	$10,656,437

On February 1, 2019, the Company purchased Ray Clepper, Inc. d/b/a Ray Clepper Boat Center (“Ray Clepper”), a South Carolina boat retailer comprised of a single location. The acquisition expands its presence in South Carolina, expands the Company’s product offering and strengthens the Company’s market share in a top boating market. The purchase price was $307,506, paid at closing.

The table below summarizes the fair values of the assets acquired at the acquisition date, including the goodwill recorded as a result of this transaction.

Assets acquired
Inventory	$1,191,597
Prepaid Expenses	12,856
Property and equipment	8,574
Goodwill	278,091
Total assets acquired	$1,491,118

Liabilities
Customer deposts	12,070
Accrued expenses	659
Notes payable - floor plan financing	1,170,883
Total liabilities assumed	1,183,612
Net assets acquired	$307,506

Consideration exchanged
Cash paid to seller	$307,506

Acquisitions completed during the six months ended March 31, 2018:

On February 1, 2018, the Company purchased substantially all the assets of Texas Marine (“Texas Marine”), a Texas based boat retailer. The acquisition expands the Company’s presence in the state of Texas, expands the Company’s product offering and strengthens its market share in a top boating market. The purchase price was $11,809,230, with $8,349,958 paid at closing, $815,000 financed through a note payable to the seller bearing interest at a rate of 4.5% per year and an estimated payment of contingent consideration of $2,644,272. The estimated contingent consideration is based on the performance of the acquired assets. The amount of contingent consideration has been included in other payables and accrued expenses and other long-term liabilities. The note is payable in one lump sum three years from the closing date, with interest payments due quarterly.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
(Unaudited)

The table below summarizes the fair values of the assets acquired at the acquisition date, including the goodwill recorded as a result of this transaction.

Assets acquired
Boat Inventory	$9,713,481
Parts Inventory	430,819
Prepaid expenses	198,147
Property and equipment	148,625
Identifiable intangible assets	3,777,000
Goodwill	6,886,249
Total assets acquired	$21,154,321

Liabilities
Accounts Payable	$371,254
Customer deposits	245,366
Accrued expenses	242,151
Notes payable - floor plan financing	8,486,320
Total liabilities assumed	9,345,091
Net assets acquired	$11,809,230

Consideration exchanged
Cash paid to seller ($8.0 million funded by long-term debt)	$8,349,958
Seller’s contingent liability	2,644,272
Seller’s note payable	815,000
Total consideration exchanged	$11,809,230
6	Accounts Receivable

The accounts receivable balance represents trade and other receivables. Accounts receivable primarily consists of contracts in transit. These amounts represent anticipated funding from the loan agreement customers execute at the store when they purchase their new or preowned boat. These finance contracts are typically funded within 30 days. Trade receivables include amounts due from customers on the sale of boats, parts, service, and storage. Amounts due from manufacturers represent receivables for various manufacturer incentive programs and parts and service work performed pursuant to the manufacturers’ warranties.

Accounts Receivable consisted of the following:

	March 31, 2019	September 30, 2018
Contracts in transit	$16,524,183	$5,449,296
Trade and other accounts receivable	5,394,007	3,518,646
Manufacturer receivable	4,063,300	1,920,622
Total accounts receivable	$25,981,490	$10,888,564

As of March 31, 2019 and September 30, 2018, all accounts receivable amounts are deemed collectible. Management closely monitors outstanding accounts receivable for collectability based on the age of the receivable and the history of past collections and will write off any balances that are considered to be uncollectable. Historically, these amounts were immaterial and as a result the Company does not maintain an allowance for doubtful accounts.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
(Unaudited)

7	Inventories

Inventories consisted of the following:

	March 31, 2019	September 30, 2018
New vessels	$253,836,220	$158,909,427
Used vessels	32,902,023	18,855,811
Work in process, parts and accessories	8,554,581	6,596,058
Total inventories	$295,292,824	$184,361,296
8	Identifiable Intangible Assets

Intangible assets are initially measured at fair value on the date of an acquisition and consisted of the following:

Intangibles
Balance as of September 30, 2018	$47,732,000
Intangibles acquired during the year	7,992,000
Balance as of March 31, 2019	$55,724,000

Identifiable intangible assets consist of trade names related to the acquisitions the Company has completed. It has been determined that trade names have an indefinite life, as there is no economic, contractual or other factors that limit their useful lives and they are expected to generate value as long as the trade name is utilized by the dealer group.

Identifiable intangibles are deemed to have indefinite lives and therefore are not subject to amortization. The Company reviews intangible assets for impairment annually in the fourth quarter, or more often if events or circumstances indicate that impairment may have occurred. Financial statement risk exists to the extent identifiable intangibles become impaired due to the decrease in the fair value of the identifiable assets.

9	Goodwill

Goodwill is initially measured at fair value on the date of an acquisition and consisted of the following:

Goodwill
Balance as of September 30, 2018	$96,180,010
Goodwill acquired during the year	8,086,925
Balance as of March 31, 2019	$104,266,935

Goodwill is recognized to the extent that the purchase price of the acquisition exceeds the estimated fair value of the net assets acquired, including other identifiable intangible assets. Goodwill is an asset representing operational synergies and future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. In accordance with ASC 350, goodwill is tested for impairment at least annually, or more frequently when events or circumstances indicate that impairment might have occurred.

The Company reviews goodwill for impairment annually in the fourth quarter, or more often if events or circumstances indicate that impairment may have occurred.

10	Notes Payable — Floor Plan

The Company maintains an ongoing wholesale marine products inventory financing program with a syndicate of banks and administered by Wells Fargo Commercial Distribution Finance, LLC (Wells Fargo). The facility provides a capacity of $275,000,000 to purchase new and used inventory (boats, engines, and

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
(Unaudited)

trailers), as of March 31, 2019. The outstanding balance of the facility was $263,235,452 as of March 31, 2019. Interest on new boats is calculated using the one month LIBOR rate plus an applicable margin of 2.75% to 5.00% depending on the days the boat has been in inventory. Interest on used boats is calculated at the new boat rate plus 0.25%. Wells Fargo will finance 100.0% of the vendor invoice price for new boats, engines and trailers. The advances are subject to a curtailment payment of 2.0% at 270 days and an additional 2.0% each month thereafter. All boats and engines are on a pay as sold program. Trailers are on a scheduled liquidation program and are paid in 1/3 increments at 90, 120 and 150 days on inventory. All unsold financed units are held as collateral.

11	Long-term Debt and Line of Credit

In October of 2016, the Company entered into a $20,000,000 multi-draw term loan. The loans are subject to an applicable interest rate of 10.0% per annum. The multi-draw term loan is also subject to a 0.5% unused line fee. The multi-draw term loan shall be repaid in equal consecutive quarterly payments in the annual amount equal to 5.0% of the aggregate principal amount outstanding immediately prior to December 31, 2019. The loan matures on October 28, 2021 and the full principal and any accrued unpaid interest is due in full on that date.

On February 1, 2018, the Company expanded the multi-draw term loan. The maximum available under the facility was increased from $20,000,000 to $50,000,000. The applicable interest rate, maturity, terms, conditions and covenants were unchanged.

In October 2016, the Company entered into a $5,000,000 revolving line of credit. Advances on the line are subject to an applicable interest rate of 10.0% per annum. Repayments on the revolving line of credit can be made at any time. The loan matures on October 28, 2021 and the full principal and any accrued unpaid interest is due in full on that date.

The term loan and revolving line of credit are collateralized by all real, personal and mixed property (including capital units) of the Company. Under the agreement, the Company is required to be in compliance with various financial covenants. The Company was in compliance with these covenants as of March 31, 2019.

The table below summarizes the key terms and outstanding balances of long-term debt as of:

	March 31, 2019	September 30, 2018
Multi-draw term note payable to Goldman Sachs Specialty Lending Group, L.P. and OWM BIP Investor, LLC, secured and bearing interest at 10.0% per annum. The note requires payments of principal and interest, as discussed above, and is due on October 28, 2021	$44,104,889	$28,604,889

Revolving note payable to Goldman Sachs Specialty Lending Group, L.P. and OWM BIP Investor, LLC, secured and bearing interest at 10.0% per annum. The note requires payments of interest and principal, as discussed above, and is due on October 28, 2021	$5,000,000	$—

Note payable to Rambo Marine, Inc., unsecured and bearing interest at 7.5% per annum. The note requires annual interest payments, with a balloon payment of principal due on July 1, 2020	3,132,500	3,132,500

Note payable to Marina Mikes, LLC, unsecured and bearing interest at 5.0% per annum. The note requires annual interest payments, with a balloon payment of principal due on June 1, 2020	2,125,000	2,125,000

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
(Unaudited)

	March 31, 2019	September 30, 2018
Note payable to commercial vehicle lenders secured by the value of the vehicles bearing interest at rates ranging from 1.0% to 6.5% per annum. The note requires monthly installment payments of principal and interest ranging from $261 to $2,230 through October 2021	2,353,673	1,819,071

Note payable to Ocean Blue Yacht Sales, Inc., unsecured and bearing interest at 5.0% per annum. The note requires annual interest payments, with a balloon payment of principal due on February 1, 2022	1,920,000	—

Note payable to Lab Marine, Inc., unsecured and bearing interest at 6.0% per annum. The note requires annual interest payments, with a balloon payment of principal due on March 1, 2021	1,500,000	1,500,000

Note payable to Sunrise Marine, Inc. and Sunrise Marine of Alabama, Inc., unsecured and bearing interest at 6.0% per annum. The note requires annual interest payments, with a balloon payment of principal due on November 1, 2019	1,400,000	1,400,000

Note payable to Slalom Shop, Inc., unsecured and bearing interest at 5.0% per annum. The note requires annual interest payments with a balloon payment due on December 1, 2021	1,270,000	—

Note payable to Bosun’s Marine, Inc., unsecured and bearing interest at 4.5% per annum. The note requires annual interest payments with a balloon payment due on June 1, 2021	1,227,000	1,227,000

Note payable to Rebo, Inc., unsecured and bearing interest at 5.5% per annum. The note requires annual interest payments with a balloon payment due on April 1, 2021. Repayment contingent upon certain performance metrics	1,000,000	1,000,000

Note payable to Texas Marine, Inc., unsecured and bearing interest at 4.5% per annum. The note requires annual interest payments, with a balloon payment of principal due on August 1, 2020	815,000	815,000

Note payable to Lookout Marine, Inc., unsecured and bearing interest at 4.0% per annum. The note requires annual interest payments, with a balloon payment of principal due on August 1, 2019	650,000	650,000

Note payable to Lookout Marine, Inc., unsecured and bearing interest at 4.0% per annum. The note requires annual interest payments, with a balloon payment of principal due on August 1, 2019	488,523	488,523

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
(Unaudited)

	March 31, 2019	September 30, 2018
Note payable to USA Marine Sales, Inc., unsecured and bearing interest at 1.0% per annum. The note requires annual installment payments of principal and interest of $212,743 through April 1, 2019. Repayment contingent upon certain performance metrics	$210,627	$210,627

	67,197,962	42,972,610
Less current portion	(3,343,950)	(1,890,402)
Less unamortized portion of debt issuance costs	(899,964)	(1,127,805)
	$62,954,048	$39,954,403

Debt issuance costs are amortized on a straight-line basis over the life of the loan, which approximates the effective interest method. Amortization for the six months ended March 31, 2019 and 2018 amounted to $227,841 and $55,553, respectively, and is included in interest expense.

12	Equity-Based Compensation

The Company accounts for equity-based compensation plans in accordance with the provisions of FASB ASC 718, “Compensation — Stock Compensation”. Equity-based awards are designed to reward employees for their long-term contributions to the Company and to provide incentives for them to remain with the Company. Valuation models are utilized to value all equity-based compensation. Compensation for awards are measured at fair value on the grant date based on the number of shares expected to vest. The Company recognizes compensation cost for all awards on a straight-line basis over the requisite service period of the award.

The Company has issued Profit in Interests awards to select members of executive management. These awards are for Class B units which represent non-voting units. These awards vest over three to five years and are designed to motivate and retain the executives through long-term performance incentives. Profit in Interests awards are as follows:

	Non-Vested Profits in Interests	Vested Profits in Interests	Weighted Average Grant Date Fair Value Per Share
Balance as of September 30, 2018	3,329	513	$349
Granted	—
Forfeited	—
Vested	(756)	756	437
Balance as of March 31, 2019	2,573	1,269	$349

During the six months ended March 31, 2019, there were no awards granted. There were 756 unit awards which vested during the period with a grant date fair value of $276,468. For the six months ended March 31, 2019, $76,990 was expensed related to equity awards and the Company expects to recognize $443,038 of compensation cost related to non-vested equity awards over a weighted-average period of 1.1 years.

13	Members’ Equity

Investor Warrants

On October 28, 2016, the Company entered into equity and debt terms with Goldman Sachs & Co. and OWM BIP Investor, LLC. As part of this transaction, the Company issued 25,000 OneWater LLC common unit warrants in exchange for $979,173. The common unit warrants have a ten-year life from the

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
(Unaudited)

date of issuance and provide the holders with a put right after 5 years, or potentially earlier, under certain circumstances. The holders of the warrants maintain full voting rights in OneWater LLC. The common unit warrants can be exercised for $0.0001 per unit in exchange for cash or common units of OneWater LLC. As the common unit warrants may be settled in cash at the election of the holder, the fair value of the common unit warrants has been included in warrant liability in the accompanying consolidated balance sheet.

The Company engaged a third-party valuation specialist to assist management in performing a valuation of the fair value of the common unit warrants outstanding. Accordingly, the warrant liability has been accounted for based on inputs that are unobservable and significant to the overall fair value measurement (Level 3). The valuation considered both a market and a discounted cash flows approach in arriving at the fair value of the common unit warrants. As of March 31, 2019 and September 30, 2018, the fair value of the warrant liability was $59.8 million and $52.2 million, respectively. The Company recognized expenses of $7.6 million and $21.2 million for the six months ended March 31, 2019 and 2018, respectively, and this increase in the fair value was recorded as a change in the fair value of warrants in the accompanying statements of operations.

OneWater LLC Preferred Distribution

During the year ended September 30, 2015, the Company amended the Limited Liability Company Agreement to require a payment to a founding common member in the form of a preferred distribution of $3,752,108 prior to any distributions to common members (including the founding common member that will receive the preferred distribution). This preferred distribution is paid only if and when distributions are declared by the Company’s Board of Directors. As of September 30, 2016, the balance of the preferred distribution was $3,752,108.

During the year ended September 30, 2017, the Limited Liability Company Agreement was amended. Under the terms of the amendment, the preferred distribution will accrue interest at the rate of 5.0% per annum, compounded quarterly commencing on December 31, 2016. If and when distributions are declared by the Board of Directors, the preferred distribution shall be paid until the aggregate preferred distribution is reduced to zero. In the event of liquidation, the Company’s property shall be distributed among the members to first satisfy any remaining preferred distribution and thereafter in accordance with their ownership interest within 90 days after the event of liquidation.

As of March 31, 2019 and September 30, 2018, the unpaid balance of the preferred distribution was $3,303,858 and $3,398,017, respectively. The 5% cumulative interest on preferred distribution is recognized as distribution when declared by the Board of Directors. As of March 31, 2019 and September 30, 2018, unpaid cumulative interest on preferred distribution was zero.

Non-Controlling Interest

On June 1, 2018, the Company purchased Bosun’s Marine, a Massachusetts based boat retailer through its subsidiary BAO. The former owner of Bosun’s Marine invested $2,500,000 of the purchase price to obtain a 25.0% ownership interest in BAO, with no voting rights in the subsidiary BAO. The results of operations for Bosun’s Marine have been included in the Company’s consolidated financial statements from that date and the former owner’s minority interest in the subsidiary BAO has been recorded accordingly.

On August 1, 2017, the Company purchased South Shore Marine, an Ohio based boat retailer through its subsidiary SSAO. The former owner of South Shore Marine invested $1,750,000 of the purchase price to obtain a 25.0% ownership interest in SSAO, with no voting rights in the subsidiary SSAO. The results of operations for South Shore Marine have been included in the Company’s consolidated financial statements from that date and the former owner’s minority interest in the subsidiary SSAO has been recorded accordingly.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
(Unaudited)

14	Redeemable Preferred Interest in Subsidiary

On September 1, 2016, the Company organized OWAO. As of September 30, 2016, OWAO was not funded. In conjunction with the new investor, OneWater LLC contributed a majority of its assets, including subsidiaries operating all of its retail operations, to OWAO in return for 100,000 common units. Additionally, OWAO issued 68,000 preferred units in OWAO to GS and BIP. The preferred interest has a stated 10.0% rate of return and there is no allocation of profits in excess of the stated return. The preferred interests are not convertible but may be redeemed by the holder after 5 years or upon certain triggering events at face value plus accrued interest.

The Company has classified the redeemable preferred interest as temporary equity in the consolidated balance sheets. The discount on the issuance of the redeemable preferred interest is being accreted to retained common interests as a dividend from the date of issuance through the fifth anniversary of the issuance date.

15	Contingencies and Commitments

Claims and Litigation

The Company is involved in various legal proceedings as either the defendant or plaintiff. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between the affected parties and other actions. Management assesses the probability of losses or gains for such contingencies and accrues a liability and/or discloses the relevant circumstances as appropriate. In the opinion of management, it is not reasonably probable that the pending litigation, disputes or claims against the Company, if decided adversely, will have a material adverse effect on its financial condition, results of operations or cash flows.

16	Related Party Transactions

In accordance with agreements approved by the Board of Directors of the Company, we purchased inventory, in conjunction with our retail sale of the products, from certain entities affiliated with common members of the Company. For the six months ended March 31, 2019 and 2018, $14,831,352 and $21,519,017, respectively, in total purchases were incurred under these arrangements.

In accordance with agreements approved by the Board of Directors of the Company, certain entities affiliated with common members of the Company receive fees for rent of commercial property. For the six months ended March 31, 2019 and 2018, $1,113,775 and $1,115,289, respectively, in total expenses were incurred under these arrangements.

In accordance with agreements approved by the Board of Directors of the Company, certain entities and individuals affiliated with common members of the Company received fees from the Company for goods and services. For the six months ended March 31, 2019 and 2018, $479,172 and $625,658, respectively, were recorded under these arrangements. Also, the Company made payments to certain entities and individuals affiliated with common members of the Company for goods and services. For the six months ended March 31, 2019 and 2018, $50,028 and $90,716, respectively, were recorded under these arrangements.

In connection with transactions noted above, the Company was due certain amounts as recorded within accounts receivable for the six months ended March 31, 2019 and 2018, of $861,092 and $381,021, respectively.

17	Subsequent events

The Company has evaluated events and transactions that occurred between March 31, 2019 and June 21, 2019 which is the date the consolidated financial statements were issued. There were no material subsequent events that require recognition or additional disclosure in the consolidated financial statements except as detailed below.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
(Unaudited)

The Company maintains an ongoing wholesale marine products inventory financing program with a syndicate of banks and administered by Wells Fargo Commercial Distribution Finance LLC. On April 5, 2019 the Company increased the capacity of the facility to $292,500,000 from $275,000,000, to purchase new and used inventory (boats, engines, and trailers). The other terms and conditions of the facility, including interest rate and covenants, remain unchanged.

On May 1, 2019, the Company expanded the multi-draw term loan with GS and BIP. The maximum available under the facility was increased from $50,000,000 to $60,000,000. The applicable interest rate, maturity, terms, conditions and covenants were unchanged.

On May 1, 2019, the Company purchased Caribee Boat Sales and Marina, Inc. (“Caribee”), a Florida boat retailer and storage facility comprised of a single store. The acquisition expands the Company’s presence in the state of Florida, expands the Company’s product offering and strengthens its market share in a top boating market. The purchase price was $10,337,874 and includes both the retail boat operations and the related real estate.

One Water Marine Holdings, LLC and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Members
One Water Marine Holdings, LLC

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of One Water Marine Holdings, LLC (a Delaware limited liability company) and subsidiaries (the “Company”) as of September 30, 2018 and 2017, the related consolidated statements of operations, members’ equity, and cash flows for each of the two years in the period ended September 30, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Restatement of 2018 and 2017 financial statements

As discussed in Note 21 to the consolidated financial statements, the consolidated financial statements for the years ended September 30, 2018 and 2017 have been restated to correct a misstatement.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2017.

Atlanta, Georgia
April 26, 2019

One Water Marine Holdings, LLC and Subsidiaries
Consolidated Balance Sheets

September 30	2018	2017 Restated
Assets
Current assets:
Cash	$15,345,808	$9,662,691
Restricted cash	411,559	7,432
Accounts receivable	10,888,564	5,845,799
Inventories	184,361,296	115,349,860
Prepaid expenses and other current assets	1,507,262	1,189,191
Total current assets	212,514,489	132,054,973

Property and equipment, net	18,586,549	9,356,148

Other assets
Deposits	347,416	298,616
Identifiable intangible assets	47,732,000	34,712,000
Goodwill	96,180,010	81,925,111
Total other assets	144,259,426	116,935,727
Total assets	$375,360,464	$258,346,848

Liabilities and Members' Equity
Current liabilities:
Accounts payable	$6,339,555	$5,781,316
Other payables and accrued expenses	9,764,128	4,438,728
Customer deposits	4,198,319	3,201,647
Notes payable - floor plan	157,483,121	97,934,361
Current portion of long-term debt	1,890,402	1,926,375
Total current liabilities	179,675,525	113,282,427
Long-term Liabilities
Other long-term liabilities	2,486,563	900,000
Warrant liability	52,223,000	19,036,000
Long-term debt, net of current portion and unamortized debt issuance costs	39,954,403	25,359,094
Total liabilities	274,339,491	158,577,521

Redeemable Preferred interest in subsidiary	79,965,097	71,695,134

Members' Equity:
Members' Equity attributable to One Water Marine Holdings, LLC	15,962,511	26,310,738
Equity attributable to non-controlling interests	5,093,365	1,763,455
Total liabilities and Members' Equity	$375,360,464	$258,346,848

The accompanying notes are an integral part of these consolidated financial statements.

One Water Marine Holdings, LLC and Subsidiaries
Consolidated Statement of Operations

For the years ended September 30	2018 Restated		2017 Restated
Revenues
New boat sales		$398,586,398	$250,297,435
Pre-owned boat sales		140,930,595	98,320,366
Finance and insurance income		16,622,594	9,895,986
Service, parts and other sales		46,665,172	32,969,131
Total revenues		602,804,759	391,482,918

Cost of Sales (exclusive of depreciation and amortization shown separately below)
New boat sales		322,125,936	204,206,722
Pre-owned boat sales		116,457,214	83,115,286
Service, parts and other sales		26,567,920	18,460,223
Total cost of sales		465,151,070	305,782,231

Selling, general and administrative expenses		91,296,806	65,351,234
Depreciation and amortization		1,684,919	1,055,174
Income from operations		44,671,964	19,294,279

Other (income) expense
Interest expense - floor plan		5,533,977	2,685,826
Interest expense - other		3,836,084	2,265,850
Transaction costs		437,667	327,454
Change in fair value of warrant liability		33,187,000	18,056,827
Other (income) expense		(269,189)	216,821
Total other expense		42,725,539	23,552,778

Net income (loss)		1,946,425	(4,258,499)

Less: Net income attributable to non-controlling interest		829,910	13,455
Net income (loss) attributable to One Water Marine Holdings, LLC		1,116,515	(4,271,954)

Redeemable Preferred interest, dividends and accretion		8,269,963	6,731,901
OneWater LLC Preferred distribution		225,412	128,679
Net loss attributable to common interest holders		$(7,378,860)	$(11,132,534)
Loss per unit attributable to common interest holders:
Basic		$(97.95)	$(148.43)
Diluted		$(97.95)	$(148.43)

Pro forma loss per unit attributable to common interest holders (unaudited):
Basic	$
Diluted	$

The accompanying notes are an integral part of these consolidated financial statements.

One Water Marine Holdings, LLC and Subsidiaries
Consolidated Statements of Members’ Equity

		Members' Equity
	Redeemable Preferred Interest in Subsidiary	Common Interest	OneWater LLC Preferred Distribution	Non-controlling interest in Subsidiary	Total Members' Equity
Balance at September 30, 2016	$—	$80,332,063	$3,752,108	$—	$84,084,171
Non-controlling interest in subsidiary	—	—	—	1,750,000	1,750,000
Net (loss) income (restated)	—	(4,271,954)	—	13,455	(4,258,499)
Distributions to members	—	(47,072,847)	(128,679)	—	(47,201,526)
Issuance of redeemable preferred interest in subsidiary, net of issuance costs of $2,057,594	64,963,233	—	—	—	—
Accumulated unpaid preferred returns	6,175,160	(6,175,160)	—	—	(6,175,160)
Accretion of redeemable preferred and issuance costs	556,741	(556,741)	—	—	(556,741)
Equity-based compensation	—	431,948	—	—	431,948
Balance at September 30, 2017 (restated)	$71,695,134	$22,687,309	$3,623,429	$1,763,455	$28,074,193
Non-controlling interest in subsidiary	—	—	—	2,500,000	2,500,000
Net income (restated)	—	1,116,515	—	829,910	1,946,425
Distributions to members	—	(3,030,091)	(225,412)	—	(3,255,503)
Accumulated unpaid preferred returns	7,737,216	(7,737,216)	—	—	(7,737,216)
Preferred issuance costs	(93,257)	—	—	—	—
Accretion of redeemable preferred and issuance costs	626,004	(626,004)	—	—	(626,004)
Equity-based compensation	—	153,981	—	—	153,981
Balance at September 30, 2018	$79,965,097	$12,564,494	$3,398,017	$5,093,365	$21,055,876

The accompanying notes are an integral part of these consolidated financial statements.

One Water Marine Holdings, LLC and Subsidiaries
Consolidated Statements of Cash Flows

For the year ended September 30	2018 Restated	2017 Restated
Cash flows from operating activities
Net income (loss)	$1,946,425	$(4,258,499)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,684,919	1,055,174
Equity-based awards	153,981	431,948
Loss on asset disposals	(49,198)	30,653
(Gain) loss on extinguishment of debt	(208,532)	93,635
Change in fair value of long-term warrant liability	33,187,000	18,056,827
Non-cash interest expense	2,441,940	553,592
(Increase) decrease in assets:
Restricted cash	(404,127)	948,486
Accounts receivable	(4,742,765)	(1,745,382)
Inventories	(39,857,784)	(13,282,877)
Prepaid expenses and other current assets	111,429	(301,728)
Deposits	(48,800)	(50,547)
Increase (decrease) in liabilities:
Accounts payable	9,002	1,790,735
Other payables and accrued expenses	1,604,504	1,406,680
Customer deposits	(482,450)	1,784,952
Net cash provided by (used in) operating activities	(4,654,456)	6,513,649
Cash flows from investing activities
Purchases of property and equipment and construction in progress	(10,134,631)	(4,111,846)
Proceeds on disposal of property and equipment	—	61,080
Cash used in Acquisitions	(13,785,105)	(19,253,480)
Net cash used in investing activities	(23,919,736)	(23,304,246)
Cash flows from financing activities
Net borrowings from floor plan	35,421,450	6,968,162
Net payment (to) from related party	(300,000)	1,569,256
Proceeds from long-term debt	7,045,500	11,464,495
Payments on long-term debt	(3,899,028)	(21,042,728)
Payments of debt issuance costs	(661,853)	(707,201)
Payments of preferred issuance costs	(93,257)	(2,057,594)
Issuance of redeemable preferred interest in subsidiary	—	68,000,000
Distributions to members	(3,255,503)	(47,201,526)
Net cash provided by financing activities	34,257,309	16,992,864
Net increase in cash	5,683,117	202,267
Cash at beginning of period	9,662,691	9,460,424
Cash at end of period	$15,345,808	$9,662,691
Supplemental cash flow disclosures
Cash paid for interest	$6,928,120	$4,398,082

Noncash items
Acquisition purchase price funded by long term-debt	$9,000,000	$—
Acquisition purchase price funded by seller notes payable	3,042,000	5,025,000
Acquisition purchase price funded by contingent consideration	2,644,272	900,000

The accompanying notes are an integral part of these consolidated financial statements.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

1	Description of Company and Basis of Presentation

Description of the Business

One Water Marine Holdings, LLC (“OneWater LLC” or the “Company”) was organized as a limited liability company under the law of the State of Delaware in 2014. OneWater LLC does not have revenue generating operations of its own and is dependent on the earnings and cash flows of its operating subsidiaries. After formation of OneWater LLC the assets of Singleton Marine and Legendary Marine were contributed in 2014 in exchange for an equity interest in OneWater LLC. Subsequently, the Company has completed the acquisition of 12 dealer groups comprised of 30 stores, as of September 30, 2018 and operates a total of 53 stores in eleven states, consisting of Alabama, Florida, Georgia, Kentucky, Maryland, Massachusetts, New York, North Carolina, Ohio, South Carolina, and Texas.

The Company is one of the largest recreational boat retailers in the United States. The Company engages primarily in the retail sale, brokerage, and service of new and used boats, motors, trailers, marine parts and accessories and offers slip and storage accommodations in certain locations. The Company also arranges related boat financing, insurance, and extended service contracts for customers with third-party lenders and insurance companies.

Operating results are generally subject to seasonal variations. Demand for products are generally highest during the third and fourth quarters of the fiscal year and, accordingly, revenues are generally expected to be higher during these periods. General economic conditions and consumer spending patterns can negatively impact the Company’s operating results. Unfavorable local, regional, national, or global economic developments or uncertainties could reduce consumer spending and adversely affect the Company’s business. Consumer spending on discretionary goods may also decline as a result of lower consumer confidence levels, even if prevailing economic conditions are otherwise favorable. Economic conditions in areas in which the Company operates stores, particularly in the Southeast, can have a major impact on the Company’s overall results of operations. Local influences, such as corporate downsizing, inclement weather such as hurricanes and other storms, environmental conditions, and other events could adversely affect the Company’s operations in certain markets and in certain periods. Any extended period of adverse economic conditions or low consumer confidence is likely to have a negative effect on the Company’s business.

Sales of new boats from the Company’s top ten manufacturers represents approximately 40.0% of total sales, making them major suppliers of the Company. Of this amount, Malibu Boats, Inc, including its brands Malibu, Axis, Cobalt and Pursuit, accounted for 13.4% of our consolidated revenue, for the fiscal year ended September 30, 2018. No manufacturer accounted for more than 10% of our sales during the fiscal year ended September 30, 2017. Used boats are usually trade-ins from retail customers who are purchasing a boat from the Company. As is typical in the industry, the Company contracts with most manufacturers, under renewable annual dealer agreements, each of which gives the right to sell various makes and models of boats within a given geographic region. Any change or termination of these agreements, or the agreements discussed above, for any reason, or changes in competitive, regulatory, or marketing practices, including rebate or incentive programs, could adversely affect results of operations.

Principles of Consolidation

The consolidated financial statements include the accounts of OneWater LLC and its wholly-owned subsidiaries. Additionally, the Company consolidates two subsidiaries with minority members: South Shore Assets and Operations (SSAO) and Bosun’s Assets and Operations (BAO). The Company maintains control over both SSAO and BAO as it has 100.0% voting rights of each entity but only a 75.0% ownership interest. Accordingly, the results of operations of SSAO and BAO have been included in the accompanying consolidated financial statements from the date of their respective acquisition and their minority interest in these subsidiaries has been recorded accordingly. Singleton Assets and Operations

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

(SAO), Legendary Assets and Operations (LAO), South Florida Assets and Operations (SFAO), Midwest Assets and Operations (MAO), One Water Assets & Operations (OWAO), BAO and SSAO are collectively referred to herein as “the Company”. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Financial Statement Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the consolidated accounts of OneWater LLC and wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation. In addition, certain reclassifications of amounts previously reported have been made to the accompanying consolidated financial statements in order to conform to current presentation. The Company operates on a fiscal year basis with the first day of the fiscal year being October 1, and the last day of the year ending on September 30. For ease of presentation, we may refer to the 12 month period ended September 30, 2018 and September 30, 2017 as Fiscal 2018 and Fiscal 2017, respectively. Additionally, since there are no differences between net income and comprehensive income, all references to comprehensive income have been excluded from the consolidated financial statements.

Unaudited Pro Forma Net Loss Per Unit Attributable to Common Interest Holders

Unaudited pro forma basic and diluted net loss per share has been computed to give effect of an additional           shares of common stock that would have been required to be issued to generate sufficient proceeds to fund the cash payment of current year dividends in excess of net income.

2	Summary of Significant Accounting Policies

Cash

At times the amount of cash on deposit may exceed the federally insured limit of the bank. Deposit accounts at each of the institutions are insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). At September 30, 2018 and 2017, the Company exceeded FDIC limits at various institutions by approximately $12,639,000 and $6,972,000, respectively. The Company has not experienced any losses in such accounts and believes there is little to no exposure to any significant credit risk.

Restricted Cash

Restricted cash relates to amounts collected for pre-owned sales, in certain states, which are held in escrow on behalf of the respective buyers and sellers for future purchases of boats. Total customers deposits are shown as a liability on the consolidated balance sheets. These liabilities are more than the applicable restricted cash balances because in certain states the deposits are not restricted from use.

Fair Value of Financial Instruments

The Company’s financial instruments include cash, accounts receivable, accounts payable, other payables and accrued expenses and debt. The carrying values of cash, accounts receivable, accounts payable and other payables and accrued expenses approximate their fair values due to their short-term nature. The carrying value of debt approximates its fair value due to the debt agreements bearing interest at rates that approximate current market rates for debt agreements with similar maturities and credit quality.

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of the new and used boat inventory is determined using the specific identification method. In assessing lower of cost or net realizable value the Company considers the aging of the boats, historical sales of a brand and current market conditions. The cost of parts and accessories is determined using the weighted average cost method.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

Vendor Consideration Received

Consideration received from vendors is accounted for in accordance with FASB Accounting Standards Codification 605-50, “Revenue Recognition - Customer Payments and incentives” (“ASC 605-50”). Pursuant to ASC 605-50, manufacturer incentives based upon cumulative volume of sales and purchases are recorded when the amounts are probable and reasonably estimable and recorded as a reduction of inventory cost and related cost of sales. Pursuant to ASC 605-50, amounts received by us under our co-op assistance programs from our manufacturers are netted against related advertising expenses.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation of property and equipment is calculated using a straight-line method over the estimated useful lives. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized over the shorter of the lease period or the estimated useful lives. The estimated useful lives of assets are as follows:

Years
Automobiles and trucks	5
Buildings and improvements	10-39
Leasehold improvements	15
Machinery and equipment	5-7
Office equipment	5-7

Expenditures for property and equipment or additions and major improvements that extend the useful life of assets are capitalized. Minor replacements, maintenance and repairs which do not extend the useful life of an asset are expensed as incurred. Property and equipment is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Management believes there are no long-lived assets which are considered to be impaired at September 30, 2018 and 2017.

The carrying value of property and equipment and other long-term assets (other than goodwill and indefinite life intangible assets) is evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If such an indication is present, the carrying amount of the asset is compared to the estimated undiscounted cash flows related to that asset. The Company would conclude that an asset is impaired if the sum of such expected future cash flows is less than the carrying amount of the related asset. If an asset is impaired, the impairment loss would be the amount by which the carrying amount of the related asset exceeds its fair value.

Lease Commitments

The Company leases certain land, buildings, machinery, equipment, wet slips and vehicles related to its dealership’s operations under third-party operating leases. Certain leases include provisions for renewal periods and rent escalations. Rent expense under these agreements and month-to-month rentals were recognized on a straight-line basis and totaled approximately $8,032,000 and $5,956,000 for the fiscal years ended September 30, 2018 and 2017, respectively.

Goodwill and Other Identifiable Intangible Assets

Goodwill and intangible assets are accounted for in accordance with FASB Accounting Standards Codification 350, “Intangibles - Goodwill and Other” (“ASC 350”), which provides that the excess of cost over the fair value of the net assets of businesses acquired is recorded as goodwill. For the years ended September 30, 2018 and 2017 the Company completed a combined total of seven acquisitions and recorded $14.3 million and $10.0 million in goodwill, and $13.0 million and $13.0 million in intangible assets, respectively. In total, current and previous acquisitions have resulted in the recording of $96.2 million in goodwill and $47.7 million in intangible assets.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

In accordance with ASC 350, goodwill and indefinite lived intangible assets are tested for impairment at least annually, or more frequently when events or circumstances indicate that impairment might have occurred. ASC 350 also states that if an entity determines, based on an assessment of certain qualitative factors, that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then a quantitative goodwill impairment test is unnecessary.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment,” that removes the step two of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under the new guidance, a goodwill impairment is now the amount by which a reporting unit’s carrying value exceeds its fair value. The guidance is effective for annual and interim periods in fiscal years beginning after December 15, 2019 with early adoption permitted for any goodwill impairment tests performed after January 1, 2017. We early adopted ASU 2017-04 and the guidance has been applied for all goodwill impairment tests performed after January 1, 2017. We early adopted ASU 2017-04 and the guidance has been applied for all goodwill impairment tests performed after January 1, 2017.

The Company engaged a valuation specialist to assist management in performing a qualitative assessment used in testing goodwill for impairment. Based on this assessment, management concluded that it was more likely than not that the fair value of the reporting unit was greater than its carrying amount at September 30, 2018 and 2017. As a result, no impairment for goodwill was required for the years ended September 30, 2018 and 2017.

Sales Tax

The Company collects sales tax on all of the Company’s sales to nonexempt customers and remits the entire amount to the states that imposed the sales tax on and concurrent with specific sales transactions. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenues and cost of sales.

Advertising Costs

We expense advertising and promotional costs as incurred and include them in selling, general, and administrative expenses in the accompanying consolidated statements of operations. Pursuant to ASC 605-50, we net amounts received under our co-op assistance programs from our manufacturers against the related advertising expenses. Advertising costs are expensed as incurred. Total advertising costs for the years ended September 30, 2018 and 2017, were approximately $4,800,000 and $3,655,000, net of related co-op assistance of approximately $789,000 and $305,000, respectively.

Equity-Based Compensation

Equity-based compensation plans are accounted for following the provisions of FASB Accounting Standards Codification 718, “Compensation — Stock Compensation” (“ASC 718”). Equity-based awards are designed to reward employees for their long-term contributions to the Company and to provide incentives for them to remain with the Company. Valuation models are used to value all equity-based compensation. Compensation for awards is measured at fair value on the grant date based on the number of shares expected to vest. The Company recognizes compensation cost for all awards on a straight-line basis over the requisite service period of the award.

Revenue Recognition

Revenue is recognized from the sale of products and commissions earned on new and pre-owned boats (including used, brokerage and consignment) when ownership is transferred to the customer. Revenue from new, used and consignment sales is recorded at the gross sales price, while revenue from brokerage transactions is recorded on a net basis. Revenue from sales of parts, accessories, and supplies is recognized when they are delivered to the customer. Service revenue, including repairs under manufacturers’ warranties, is recognized when the customer accepts the serviced boat. Deferred revenue from storage and marina operations on a straight-line basis over the term of the contract as services are

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

completed. Revenue from arranging financing, insurance and extended warranty contracts to customers through various third-party financial institutions and insurance companies is recognized when the related boats are sold. A chargeback fee may be assessed in the event of an early cancellation of a loan or insurance contract by the customer. The Company does not currently maintain a chargeback reserve as these amounts are not material to the consolidated financial statements taken as a whole. Deposits received from customers are recorded as a liability on the balance sheet until the related sales orders have been fulfilled by the Company.

Per Share Data

Basic earnings (loss) per common interest is computed by dividing net income (loss) attributable to common interest holders by the weighted-average common units outstanding during the period. Diluted earnings (loss) per common interest is computed by dividing net earnings (loss) attributable to common interest holders by the weighted-average common units and common unit equivalents outstanding during the period. Earnings (loss) attributable to common interest holders reflects accretion of redeemable preferred interest in subsidiary, dividends and issuance costs.

The following table illustrates the dilutive effect of profits in interest unit agreements and common warrants outstanding:

	2018	2017
Common units outstanding	75,333	75,000
Weighted average common unit equivalents outstanding	28,371	25,379
Diluted common unit equivalents	103,704	100,379

For the fiscal years ended September 30, 2018 and 2017, the diluted common unit equivalents were not utilized in calculating loss per unit attributable to common interest holders as the impact would be anti-dilutive.

Income Taxes

No provision for income taxes is made in the accompanying consolidated financial statements since the Company, as a limited liability company (LLC), is treated as a partnership for federal and state income tax purposes whereby the members are responsible for recording their proportionate share of the Company’s income or loss in their tax returns.

Management does not believe there are any uncertain tax positions as defined by FASB Accounting Standards Codification (ASC) 740, “Income Taxes”, at September 30, 2018 and 2017.

The Company could be subject to income tax examinations for its U.S. federal and state income tax returns for the current tax year and previous filings for tax years 2017, 2016, and 2015, which are still open under the statute of limitations.

Loan costs

The Company accounts for its loan costs in accordance with FASB ASU No. 2015-03, “Interest-Imputation Subtopic (835-30): Simplifying the Presentation of Debt Issuance Costs”, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction of the carrying amount of that debt liability.

Loan closing costs are amortized to interest expense on a straight-line basis over the life of the loan, which approximates the effective interest method.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

revenues and expenses during the periods presented. Actual results could differ materially from these estimates. Estimates and assumptions are reviewed periodically, and the effects of any revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Significant estimates made in the accompanying consolidated financial statements include, but are not limited to, those relating to inventory mark downs, certain assumptions related to intangible and long-lived assets, share based compensation, fair value of warrants and accruals for expenses relating to business operations.

Segment Information

As of September 30, 2018, and 2017, the Company had one operating segment. The marine retail segment consists of retail boat dealerships offering the sale of new and pre-owned boats, arrangement of finance and insurance products, performance of repair and maintenance services and offers marine related parts and accessories. The marine retail business has discrete financial information and is regularly reviewed by the Company’s chief operating decision maker (CODM) to assess performance and allocate resources. The Company has identified its Chief Executive Officer as its CODM and has determined its marine retail operating segment is its reporting unit and is also the reportable segment.

3	New Accounting Pronouncements

As an “emerging growth company” (“EGC”), the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflects this election.

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), as subsequently amended, a converged standard on revenue recognition. The new pronouncement requires revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for some costs to obtain or fulfil a contract with a customer, as well as enhanced disclosure requirements. ASU 2014-09 is effective for a public company’s annual reporting periods beginning after December 15, 2017. As an EGC the Company has elected to adopt ASU 2014-09 following the effective dates for private companies beginning with annual reporting periods beginning after December 15, 2018, including interim reporting periods within that reporting period. The Company is currently in the process of evaluating the effects of this pronouncement on its consolidated financial statements, related disclosures and internal controls over financial reporting. The Company plans to adopt ASU 2014-09 in the first quarter of fiscal year 2020.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). This update requires organizations to recognize lease assets and lease liabilities on the balance sheet and discloses key information about leasing arrangements. ASU 2016-02 is effective for a public company’s annual reporting periods beginning on or after December 15, 2018, and interim periods within those annual periods. As an EGC the Company has elected to adopt ASU 2016-02 following the effective dates for private companies beginning with annual reporting periods beginning after December 15, 2019, including interim reporting periods within that reporting period, earlier application is permitted. The Company is currently in the process of evaluating the effects of this pronouncement on its consolidated financial statements, related disclosures and internal controls over financial reporting. The Company plans to adopt ASU 2016-02 in the first quarter of fiscal year 2021 and expects the adoption of ASU 2016-02 to have a significant and material impact on the consolidated balance sheet given the current lease agreements for the Company’s stores. Based on the current assessment, it is expected that most of the operating lease commitments will be subject to the new guidance and recognized as operating lease liabilities and right-of use assets upon adoption, resulting in a material increase in the assets and liabilities recorded on the consolidated balance sheet. The Company is continuing its assessment, which may

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

identify additional impacts this standard will have on the consolidated financial statements and related disclosures and internal control over financial reporting.

In March 2016, the FASB issued ASU 2016-09, “Compensation – Stock Compensation (Topic 718)” (“ASU 2016-09”). This update is part of the FASB’s Simplification Initiative. The objective of the Simplification Initiative is to identify, evaluate, and improve areas of GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. This guidance is effective for public companies prospectively for fiscal years beginning after December 15, 2017, with early adoption permitted for any interim or annual periods. As an EGC the Company has elected to early adopt ASU 2016-09, reflecting the adoption for all periods presented.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230)” (“ASU 2016-15”). Additionally, in November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230)” (“ASU 2016-18”). These updates require organizations to reclassify certain cash receipts and cash payments within the Statement of Cash Flows and modify the classification and presentation of restricted cash. These ASU’s are effective for a public company’s annual reporting periods beginning on or after December 15, 2017, and interim periods within those annual periods. As an EGC, the Company has elected to adopt these ASU’s following the effective dates for private companies beginning with annual reporting periods beginning after December 15, 2018, including interim reporting periods within that reporting period. The Company is currently in the process of evaluating the effects of this pronouncement on its consolidated financial statements, related disclosures and internal controls over financial reporting. The Company plans to adopt ASU 2016-15 and ASU 2016-18 in fiscal 2021.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805)” (“ASU 2017-01”). This update clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. As an EGC the Company has elected to adopt ASU 2017-01 following the effective dates for private companies beginning with annual reporting periods beginning after December 15, 2018, including interim reporting periods within that reporting period. The Company is currently in the process of evaluating the effects of this pronouncement on its consolidated financial statements, related disclosures and internal controls over financial reporting. The Company plans to adopt ASU 2017-01 in the first quarter of fiscal year 2020.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill impairment (Topic 350)” (“ASU 2017-04”). This update removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under ASU 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the impairment loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This guidance is effective for public companies prospectively for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed after January 1, 2017. As an EGC the Company has elected to early adopt ASU 2017-04 with annual impairment tests performed after January 1, 2017.

4	Investors

On October 28, 2016, the Company entered into equity and debt terms with Goldman Sachs & Co. (GS) and OWM BIP Investor, LLC (BIP). The Company issued 68,000 shares of preferred units, in its wholly owned subsidiary OWAO, in exchange for $67,020,827 in cash consideration. Additionally, the Company issued 25,000 OneWater LLC common unit warrants in exchange for $979,173 in cash consideration. The proceeds were used to repay $20,433,261 in outstanding notes payable, $2,210,562 in line of credit borrowings, $1,000,000 in related party payables and $41,344,532 in equity distributions to the members of the Company, net of $1,500,000 in satisfaction of a related party advance. In

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

completing the transaction, the Company incurred costs related to the equity syndication of $2,057,594 and debt issuance costs of $865,960. The remaining funds were held by the Company for working capital use.

As part of the transaction the Company entered into a $20,000,000 multi-draw term loan. The loans are subject to an applicable interest rate of 10.0% per annum. The multi-draw term loan shall be repaid in equal consecutive quarterly payments in the annual amount equal to 5.0% of the aggregate principal amount outstanding immediately prior to December 31, 2019. The loans mature on October 28, 2021 and the full principal and loan balance is due in full on that date. The combined loan is subject to an excess cash flow provision in which the loan amount shall be paid down by the excess cash flow starting for the fiscal year ending September 30, 2017. The loan is collateralized by all real, personal and mixed property (including capital units) of the Company.

On February 1, 2018, the Company expanded the multi-draw term loan with GS and BIP. The maximum available under the facility was increased from $20,000,000 to $50,000,000. The applicable interest rate, maturity, terms, conditions and covenants were unchanged.

Under the agreement, the Company is required to be in compliance with various financial covenants. The Company was in compliance with these covenants as of September 30, 2018 and 2017.

5	Acquisitions

In the years ended September 30, 2018 and 2017, the Company has completed acquisitions of multiple retail boat dealer groups in the United States. The results of operations of acquisitions are included in the accompanying financial statements from the acquisition date forward. The purchase price of acquisitions was allocated to identifiable tangible assets and intangible assets acquired based on their estimated fair values at the acquisition date, with the excess being allocated to goodwill. Costs related to acquisitions are included in transaction costs and primarily relate to legal, accounting, and valuation fees, which are charged directly to operations in the accompanying consolidated statements of operations as incurred in the amount of $437,667 and $327,454 for the years ended September 30, 2018 and 2017, respectively.

The following unaudited pro forma results of operations for the fiscal years ended September 30, 2018 and 2017 assumes that the all 2018 and 2017 acquisitions were completed on October 1, 2016.

	2018	2017
Pro forma revenues	$654,050,759	$545,565,945
Pro forma net loss attributable to common interest holders	(5,355,448)	(6,501,145)
Pro forma loss per share:
Basic	$(71.09)	$(86.68)
Diluted	$(71.09)	$(86.68)

Included in our results for the fiscal year ended September 30, 2018, the 2018 acquisitions contributed $68.4 million to our consolidated revenue and $6.1 million to our net income, respectively. Included in our results for the fiscal year ended September 30, 2017, the 2017 acquisitions contributed $87.5 million to our consolidated revenue and $1.6 million to our net income, respectively.

Acquisitions completed during the year ended September 30, 2018:

On February 1, 2018, the Company purchased substantially all the assets of Texas Marine (“Texas Marine”), a Texas based boat retailer. The acquisition expands the Company’s presence in the state of Texas, expands the Company’s product offering and strengthens its market share in a top boating market. The purchase price was $11,809,230, with $8,349,958 paid at closing, $815,000 financed through a note payable to the seller bearing interest at a rate of 4.5% per year and an estimated payment of contingent consideration of $2,644,272. The estimated contingent consideration is based on the performance of the acquired assets. The amount of contingent consideration has been included in other payables and

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

accrued expenses and other long-term liabilities. The note is payable in one lump sum three years from the closing date, with interest payments due quarterly.

The table below summarizes the fair values of the assets acquired at the acquisition date, including the goodwill recorded as a result of this transaction.

Assets acquired
Boat Inventory	$9,713,481
Parts Inventory	430,819
Prepaid expenses	198,147
Property and equipment	148,625
Identifiable intangible assets	3,777,000
Goodwill	6,886,249
Total assets acquired	$21,154,321

Liabilities
Accounts Payable	$371,254
Customer deposits	245,366
Accrued expenses	242,151
Notes payable - floor plan financing	8,486,320
Total liabilities assumed	9,345,091
Net assets acquired	$11,809,230

Consideration exchanged
Cash paid to seller ($8.0 million funded by long-term debt)	$8,349,958
Seller's contingent liability	2,644,272
Seller's note payable	815,000
Total consideration exchanged	$11,809,230

On April 1, 2018, the Company purchased substantially all the assets of Spend-A-Day Marina (“Spend-A-Day”), an Ohio based boat retailer. The acquisition expands the Company’s presence in the state of Ohio and expands its product offering. The purchase price was $7,664,963, with $6,664,963 paid at closing and $1,000,000 financed through a note payable to the seller bearing interest at a rate of 5.5% per year. The note is payable in one lump sum three years from the closing date, with interest payments due quarterly.

The table below summarizes the fair values of the assets acquired at the acquisition date, including the goodwill recorded as a result of this transaction.

Assets acquired
Inventory	$6,214,059
Parts	376,813
Prepaid expenses	98,451
Property and equipment	459,096
Identifiable intangible assets	4,568,000
Goodwill	1,000,250
Total assets acquired	$12,716,669

Liabilities
Customer deposits	$369,514
Accrued and other expenses	86,185
Notes payable - floor plan financing	4,596,007
Total liabilities assumed	5,051,706
Net assets acquired	$7,664,963

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

Consideration exchanged
Cash paid to seller ($1.0 million funded by long-term debt)	$6,664,963
Seller's note payable	1,000,000
Total consideration exchanged	$7,664,963

On June 1, 2018, the Company purchased substantially all the assets of Bosun’s Marine, (“Bosun’s”), a Massachusetts based boat retailer through its subsidiary BAO. The acquisition expands the Company’s presence to include the state of Massachusetts and expands its product offering. The former owners of Bosun’s invested $2,500,000 of the purchase price to obtain a 25.0% ownership interest in the subsidiary BAO. The Company maintains control over BAO as it has 100.0% of the voting rights of the entity but only a 75.0% ownership interest. The purchase price was $9,207,895 subject to a working capital adjustment, with $6,707,895 cash consideration paid at closing and $2,500,000 reinvested in BAO. Additionally, the purchase agreement contained an earnout provision whereby an additional payment was due should BAO’s operating results exceed a threshold. The operations exceeded the threshold and an additional payment of $1,227,000 is due the seller. The earnout payment is to be repaid in the form of a sellers note payable bearing interest at 4.5%. The note is payable in one lump sum three years from the closing date, with interest payments due quarterly.

The table below summarizes the fair values of the assets acquired at the acquisition date, including the goodwill recorded as a result of this transaction.

Assets acquired
Boat Inventory	$11,900,405
Parts inventory	518,075
Prepaid expenses	132,902
Property and equipment	123,770
Identifiable intangible assets	4,675,000
Goodwill	6,368,400
Total assets acquired	$23,718,552

Liabilities
Accounts payable	$177,983
Customer deposits	864,242
Accrued and other expenses	134,160
Notes payable - floor plan financing	11,044,983
Total liabilities assumed	12,221,368
Net assets acquired	$11,497,184

Consideration exchanged
Cash paid to seller	$7,770,184
Seller note payable	1,227,000
Non-controlling interest in BAO	2,500,000
Total consideration exchanged	$11,497,184

Acquisitions completed during the year ended September 30, 2017:

On November 1, 2016, the Company purchased Destin Sunrise Marine, Inc. and Sunrise Marine of Alabama, Inc. (“Sundance Marine”), a Florida and Alabama boat retailer. The acquisition expands the Company’s presence in North Florida and Alabama, expands the Company’s product offering and strengthens its market share in a top boating market. The purchase price was $6,852,321, with

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

$5,452,321 paid at closing, $1,400,000 financed through a note payable to the seller bearing interest at a rate of 6.0% per year. The note is payable in one lump sum three years from the closing date, with interest payments due quarterly.

The table below summarizes the fair values of the assets acquired at the acquisition date, including the goodwill recorded as a result of this transaction.

Assets acquired
Inventory	$5,535,616
Property and equipment	52,932
Identifiable intangible assets	3,574,000
Goodwill	2,513,066
Total assets acquired	$11,675,614

Liabilities
Notes payable - floor plan financing	$4,823,293
Total liabilities assumed	4,823,293
Net assets acquired	$6,852,321

Consideration exchanged
Cash paid to seller	$5,452,321
Seller's note payable	1,400,000
Total consideration exchanged	$6,852,321

On December 1, 2016, the Company purchased Marina Mike’s, LLC. (“Marina Mikes”), a Florida boat retailer. The acquisition establishes a presence on the west coast of Florida, expands the Company’s product offering and positions in a top boating market. The purchase price was $4,544,315, with $2,419,315 paid at closing and $2,125,000 financed through a note payable to the seller bearing interest at a rate of 5.0% per year. The note is payable in one lump sum forty two months from the closing date, with interest payments due quarterly.

The table below summarizes the fair values of the assets acquired at the acquisition date, including the goodwill recorded as a result of this transaction.

Assets acquired
Inventory	$5,215,650
Property and equipment	1,260,188
Identifiable intangible assets	1,577,000
Goodwill	1,412,812
Total assets acquired	$9,465,650

Liabilities
Notes payable - floor plan financing	$4,921,335
Total liabilities assumed	4,921,335
Net assets acquired	$4,544,315

Consideration exchanged
Cash paid to seller	$2,419,315
Seller's note payable	2,125,000

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

Total consideration exchanged	$4,544,315

On March 1, 2017, the Company purchased Lab Marine, Inc, d/b/a Grande Yachts (“Grande Yachts”), a recreational boat retailer. With the acquisition the Company enters into the Northeastern boating market and expands its presence on the east coast of Florida, expands the Company’s product offering and strengthens its market share in a top boating market. The purchase price was $7,853,997, subject to a working capital adjustment, with $5,453,997 cash consideration paid at closing, $900,000 financed through a contingent payment (included in Other Long-Term Liabilities) to seller, $1,500,000 financed through a note payable to the seller bearing interest at a rate of 6.0% per year with the outstanding principal balance due after four years.

The table below summarizes the fair values of the assets acquired at the acquisition date, including the goodwill recorded as a result of this transaction.

Assets acquired
Inventory	$11,358,177
Property and equipment	64,455
Identifiable intangible assets	3,658,000
Goodwill	3,781,045
Total assets acquired	$18,861,677

Liabilities
Notes payable - floor plan financing	$11,007,680
Total liabilities assumed	11,007,680
Net assets acquired	$7,853,997

Consideration exchanged
Cash paid to seller	$5,453,997
Seller's contingent liability	900,000
Seller's note payable	1,500,000
Total consideration exchanged	$7,853,997

On August 1, 2017, the Company purchased South Shore Marine Services, Inc., (“South Shore Marine”), an Ohio based boat retailer through its subsidiary SSAO. The acquisition provides an entrance into the state of Ohio, expands the Company’s product offering and establishes a presence in the Mid-West boating market. The former owners of South Shore Marine invested $1,750,000 of the purchase price to obtain a 25% ownership interest in the subsidiary SSAO. The Company maintains control over SSAO as it has 100.0% of the voting rights of the entity but only a 75.0% ownership interest. The purchase price was $7,677,848, subject to a working capital adjustment, with $5,677,848 cash consideration paid at closing, $1,750,000 reinvested in SSAO and $250,000 holdback to settle working capital adjustments.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

The table below summarizes the fair values of the assets acquired at the acquisition date, including the goodwill recorded as a result of this transaction.

Assets acquired
Accounts receivable	$173,621
Prepaid expenses	115,387
Inventory	4,952,285
Property and equipment	573,315
Identifiable intangible assets	4,223,000
Goodwill	2,278,685
Total assets acquired	$12,316,293

Liabilities
Accounts payable and accrued expenses	$122,538
Customer deposits	196,460
Notes payable - floor plan financing	4,319,447
Total liabilities assumed	4,638,445
Net assets acquired	$7,677,848

Consideration exchanged
Cash paid to seller	$5,677,848
Holdback for working capital adjustments	250,000
Non-controlling interest in SSAO	1,750,000
Total consideration exchanged	$7,677,848

6	Accounts Receivable

The accounts receivable balance at September 30, 2018 and 2017, represents trade and other receivables. Accounts receivable primarily consists of contracts in transit. These amounts represent anticipated funding from the loan agreement customers execute at the store when they purchase their new or preowned boat. These finance contracts are typically funded within 30 days. Trade receivables include amounts due from customers on the sale of boats, parts, service, and storage. Amounts due from manufacturers represent receivables for various manufacturer incentive programs and parts and service work performed pursuant to the manufacturers’ warranties.

Accounts Receivable consisted of the following at September 30:

	2018	2017
Contracts in transit	$5,449,296	$2,435,530
Trade and other accounts receivable	3,518,646	1,986,568
Manufacturer receivable	1,920,622	1,423,701
Total accounts receivable	$10,888,564	$5,845,799

As of September 30, 2018 and 2017, all accounts receivable amounts are deemed collectible. Management closely monitors outstanding accounts receivable for collectability based on the age of the receivable and the history of past collections and will write off any balances that are considered to be uncollectable. Historically, these amounts were immaterial and as a result the Company does not maintain an allowance for doubtful accounts.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

7	Inventories

Inventories consisted of the following at September 30:

	2018	2017
New vessels	$158,909,427	$98,132,149
Used vessels	18,855,811	12,677,416
Work in process, parts and accessories	6,596,058	4,540,295
Total inventories	$184,361,296	$115,349,860
8	Property and Equipment

Property and equipment consisted of the following as of September 30:

	2018	2017
Land	$4,639,860	$1,066,000
Buildings and improvements	2,401,752	336,438
Leasehold improvements	3,558,017	1,802,461
Machinery and equipment	3,836,707	2,565,442
Office equipment	2,757,749	1,706,706
Automobiles and trucks	3,218,675	3,008,674
Construction in progress	1,255,952	361,450
	21,668,712	10,847,171
Less accumulated depreciation	(3,082,163)	(1,491,023)
	$18,586,549	$9,356,148

For the years ended September 30, 2018 and 2017, depreciation and amortization expense totaled $1,684,919 and $1,055,147, respectively.

9	Identifiable Intangible Assets

Intangible assets are initially measured at fair value on the date of an acquisition and consisted of the following at September 30:

Intangibles
Balance as of September 30, 2016	$21,680,000
Intangibles acquired during the year	13,032,000
Balance as of September 30, 2017	$34,712,000
Intangibles acquired during the year	13,020,000
Balance as of September 30, 2018	$47,732,000

Identifiable intangible assets consist of trade names related to the acquisitions the Company has completed. It has been determined that trade names have an indefinite life, as there is no economic, contractual or other factors that limit their useful lives and they are expected to generate value as long as the trade name is utilized by the dealer group.

Identifiable intangibles are deemed to have indefinite lives and therefore are not subject to amortization. The Company reviews intangible assets for impairment annually in the fourth quarter, or more often if events or circumstances indicate that impairment may have occurred. Financial statement risk exists to the extent identifiable intangibles become impaired due to the decrease in the fair value of the identifiable assets.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

10	Goodwill

Goodwill is initially measured at fair value on the date of an acquisition and consisted of the following at September 30:

Goodwill
Balance as of September 30, 2016	$71,927,359
Goodwill acquired during the year	9,997,752
Balance as of September 30, 2017	$81,925,111
Goodwill acquired during the year	14,254,899
Balance as of September 30, 2018	$96,180,010

Goodwill is recognized to the extent that the purchase price of the acquisition exceeds the estimated fair value of the net assets acquired, including other identifiable intangible assets. Goodwill is an asset representing operational synergies and future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. In accordance with ASC 350, goodwill is tested for impairment at least annually, or more frequently when events or circumstances indicate that impairment might have occurred.

The Company reviews goodwill for impairment annually in the fourth quarter, or more often if events or circumstances indicate that impairment may have occurred. The Company has elected to early adopt ASU 2017-04, accordingly, in evaluating goodwill for impairment, if the fair value of a reporting unit is less than its carrying value, the difference would represent the amount of required goodwill impairment. To the extent the reporting unit’s earnings decline significantly or there are changes in one or more of these inputs that would result in a lower valuation, it could cause the carrying value of the reporting unit to exceed its fair value and thus require OneWater LLC to record goodwill impairment. The Company engaged a valuation specialist to assist management in performing a qualitative assessment used in testing goodwill for impairment. Based on this assessment, management concluded that it was more likely than not that the fair value of the reporting unit was greater than its carrying amount at September 30, 2018 and 2017. As a result, no impairment for goodwill was required for the years ended September 30, 2018 and 2017.

11	Other Payables and Accrued Expenses

Other payables and accrued expenses consisted of the following at September 30:

	2018	2017
Payroll accrual	$3,406,897	$1,796,675
Sales taxes payable	1,430,610	832,503
Other payables and accrued expenses	1,096,120	1,255,958
Acquisition contingent consideration	1,057,709	—
Accrued interest	2,772,792	553,592
	$9,764,128	$4,438,728
12	Notes Payable — Floor Plan

The Company maintains an ongoing wholesale marine products inventory financing program with a syndicate of banks and administered by Wells Fargo Commercial Distribution Finance, LLC (Wells Fargo). The facility provides a capacity of $275,000,000 and $200,000,000, to purchase new and used inventory (boats, engines, and trailers), as of September 30, 2018 and 2017, respectively. The outstanding balance of the facility was $157,483,121 and $97,934,361, as of September 30, 2018 and 2017, respectively. Interest on new boats is calculated using the one month LIBOR rate plus an applicable margin of 2.75% to 5.00% depending on the days the boat has been in inventory. Interest on used boats is calculated at the new boat rate plus 0.25%. Wells Fargo will finance 100.0% of the vendor invoice price for new boats,

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

engines and trailers. The advances are subject to a curtailment payment of 2.0% at 270 days and an additional 2.0% each month thereafter. All boats and engines are on a pay as sold program. Trailers are on a scheduled liquidation program and are paid in 1/3 increments at 90, 120 and 150 days on inventory. All unsold financed units are held as collateral.

13	Long-term Debt and Line of Credit

As part of the transaction with GS and BIP, the Company entered into a $20,000,000 multi-draw term loan. The loans are subject to an applicable interest rate of 10.0% per annum. The multi-draw term loan is also subject to a 0.5% unused line fee. The multi-draw term loan shall be repaid in equal consecutive quarterly payments in the annual amount equal to 5.0% of the aggregate principal amount outstanding immediately prior to December 31, 2019. The loan matures on October 28, 2021 and the full principal and any accrued unpaid interest is due in full on that date.

On February 1, 2018, the Company expanded the multi-draw term loan with GS and BIP. The maximum available under the facility was increased from $20,000,000 to $50,000,000. The applicable interest rate, maturity, terms, conditions and covenants were unchanged.

As part of the transaction with GS and BIP, the Company entered into a $5,000,000 revolving line of credit. Advances on the line are subject to an applicable interest rate of 10.0% per annum. Repayments on the revolving line of credit can be made at any time. The loan matures on October 28, 2021 and the full principal and any accrued unpaid interest is due in full on that date.

The term loan and revolving line of credit are collateralized by all real, personal and mixed property (including capital units) of the Company. Under the agreement, the Company is required to be in compliance with various financial covenants. The Company was in compliance with these covenants as of September 30, 2018 and 2017.

The table below summarizes the key terms and outstanding balances of long-term debt as of September 30:

	2018	2017
Multi-draw term note payable to Goldman Sachs Specialty Lending Group, L.P. and OWM BIP Investor, LLC, secured and bearing interest at 10.0% per annum. The note requires payments of principal and interest, as discussed above, and is due on October 28, 2021	$28,604,889	$13,500,000

Note payable to Rambo Marine, Inc., unsecured and bearing interest at 7.5% per annum. The note requires annual interest payments, with a balloon payment of principal due on July 1, 2020. The note was paid in full subsequent to year end.	3,132,500	3,132,500

Note payable to Marina Mikes, LLC, unsecured and bearing interest at 5.0% per annum. The note requires annual interest payments, with a balloon payment of principal due on June 1, 2020.	2,125,000	2,125,000

Revolving note payable to Goldman Sachs Specialty Lending Group, L.P. and OWM BIP Investor, LLC, secured and bearing interest at 10.0% per annum. The note requires payments of interest and principal, as discussed above, and is due on October 28, 2021	$—	$2,000,000

Note payable to Lab Marine, Inc., unsecured and bearing interest at 6.0% per annum. The note requires annual interest payments, with a balloon payment of principal due on March 1, 2021.	1,500,000	1,500,000

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

	2018	2017
Note payable to commercial vehicle lenders secured by the value of the vehicles bearing interest at rates ranging from 1.0% to 6.5% per annum. The note requires monthly installment payments of principal and interest ranging from $261 to $2,230 through October 2021.	1,819,071	1,427,486

Note payable to Sunrise Marine, Inc. and Sunrise Marine of Alabama, Inc., unsecured and bearing interest at 6.0% per annum. The note requires annual interest payments, with a balloon payment of principal due on November 1, 2019.	1,400,000	1,400,000

Note payable to Captain's Choice Marine, Inc., unsecured and bearing interest at 5.0% per annum. The note requires annual interest payments with a balloon payment due on May 1, 2018. Repayment contingent upon certain performance metrics.	—	1,350,000

Note payable to Bosun's Marine, Inc., unsecured and bearing interest at 4.5% per annum. The note requires annual interest payments with a balloon payment due on June 1, 2021.	1,227,000	—

Note payable to Rebo, Inc., unsecured and bearing interest at 5.5% per annum. The note requires annual interest payments with a balloon payment due on April 1, 2021. Repayment contingent upon certain performance metrics.	1,000,000	—

Note payable to Texas Marine, Inc., unsecured and bearing interest at 4.5% per annum. The note requires annual interest payments, with a balloon payment of principal due on August 1, 2020.	815,000	—

Note payable to Lookout Marine, Inc., unsecured and bearing interest at 4.0% per annum. The note requires annual interest payments, with a balloon payment of principal due on August 1, 2019.	650,000	650,000

Note payable to Lookout Marine, Inc., unsecured and bearing interest at 4.0% per annum. The note requires annual interest payments, with a balloon payment of principal due on August 1, 2019.	488,523	488,523

Note payable to USA Marine Sales, Inc., unsecured and bearing interest at 1.0% per annum. The note requires annual installment payments of principal and interest of $212,743 through April 1, 2019. Repayment contingent upon certain performance metrics.	$210,627	$419,160

	42,972,610	27,992,669
Less current portion	(1,890,402)	(1,926,375)
Less unamortized portion of debt issuance costs	(1,127,805)	(707,200)
	$39,954,403	$25,359,094

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

Principal repayment requirements of long-term debt at September 30, 2018 are as follows:

For the year ending September 30:
2019	$1,890,402
2020	9,419,668
2021	5,491,946
2022	26,079,135
2023	83,875
Thereafter	7,584
42,972,610
Less: Unamortized portion of capitalized debt issuance costs	(1,127,805)
$41,844,805

Debt issuance costs are amortized on a straight-line basis over the life of the loan, which approximates the effective interest method. During 2018 and 2017, the Company capitalized loan costs of $661,853 and $707,201, respectively, and had accumulated amortization of $400,008 and $158,759 as of September 30, 2018 and 2017, respectively. Amortization for the years ended September 30, 2018 and 2017 amounted to $241,249 and $158,759, respectively, and is included in interest expense.

14	Equity-Based Compensation

The Company accounts for equity-based compensation plans in accordance with the provisions of FASB ASC 718, “Compensation — Stock Compensation”. Equity-based awards are designed to reward employees for their long-term contributions to the Company and to provide incentives for them to remain with the Company. Valuation models are utilized to value all equity-based compensation. Compensation for awards are measured at fair value on the grant date based on the number of shares expected to vest. The Company recognizes compensation cost for all awards on a straight-line basis over the requisite service period of the award.

The Company has issued Profit in Interests awards to select members of executive management. These awards are for Class B units which represent non-voting units. These awards vest over three to five years and are designed to motivate and retain the executives through long-term performance incentives. Profit in Interests awards are as follows:

	Non-Vested Profits in Interests	Vested Profits in Interests	Weighted Average Grant Date Fair Value Per Share
Balance as of September 30, 2016	1,000	—	$788
Granted	2,500		174
Balance as of September 30, 2017	3,500	—
Granted	2,529		193
Forfeited	(2,188)		189
Vested	(513)	513	437
Balance as of September 30, 2018	3,329	513	$349

During the year ended September 30, 2018, there were 5 awards granted totalling 2,632 units awarded with a grant date fair value of $540,624. The Company engaged a valuation specialist to assist management in completing a fair value measurement of equity and equity-based awards using a combination of a market and income approaches to arrive at fair value. These approaches use earnings multiples of comparable public companies, the Company’s 5-year income projections and weighted average cost of capital, as the main inputs to the valuation. There were 2,188 unit awards with a grant date fair value or $414,179 forfeited during the year. There were 513 unit awards which vested during the year with a grant date fair value of $224,351. For the year ended September 30, 2018, $153,981 was

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

expensed related to equity awards and the Company expects to recognize $520,000 of compensation cost related to non-vested equity awards over a weighted-average period of 1.7 years.

During the year ended September 30, 2017, there were 3 awards granted totalling 2,500 units awarded with a grant date fair value of $480,983. For the year ended September 30, 2017, $431,948 was expensed for compensation cost related to non-vested equity awards.

15	Retirement Plan

The Company offers a 401(k) retirement plan to its full-time employees over the age of 21. The Company currently makes discretionary matching contributions of 50.0% for the first 4.0% of employee salary deferrals. The Company made a discretionary contribution of approximately $405,000 and $346,000 for the years ended September 30, 2018 and 2017, respectively.

16	Fair Value Measurements

In determining fair value, OneWater LLC uses various valuation approaches including market, income and/or cost approaches. FASB standard “Fair Value Measurements” (Topic 820) establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are those that reflect the Company’s expectation of the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that OneWater LLC has the ability to access. Assets utilizing Level 1 inputs include marketable securities that are actively traded.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Asset and liability measurements utilizing Level 3 inputs include those used in estimating fair value of non-financial assets and non-financial liabilities in purchase acquisitions, those used in assessing impairment of property, plant and equipment and other intangibles and those used in the reporting unit valuation in the annual goodwill impairment evaluation contingent consideration and those used in the valuation of the warrant liability.

The availability of observable inputs can vary and is affected by a wide variety of factors. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment required in determining fair value is greatest for assets and liabilities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed is determined based on the lowest level input that is significant to the fair value measurement. Fair value measurements can be volatile based on various factors that may or may not be within the Company’s control.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

17	Members’ Equity

The Company was organized as a Delaware limited liability company on March 28, 2014. Each member’s liability is limited to its capital contribution. Within members’ equity, there are three classes of membership units as follows:

	Units Outstanding	Equity Interest
Common Voting Membership Interests (Class A)	73,140	73.1%
Common Non-Voting Membership Interests (Class B)	1,860	1.9%
Investor Voting Warrants	25,000	25.0%
	100,000	100.0%

Investor Warrants

In connection with the transaction discussed in Note 4, the Company issued 25,000 OneWater LLC common unit warrants in exchange for $979,173. The common unit warrants have a ten-year life from the date of issuance and provide the holders with a put right after 5 years, or potentially earlier, under certain circumstances. The holders of the warrants maintain full voting rights in OneWater LLC. The common unit warrants can be exercised for $0.0001 per unit in exchange for cash or common units of OneWater LLC. As the common unit warrants may be settled in cash at the election of the holder, the fair value of the common unit warrants has been included in warrant liability in the accompanying consolidated balance sheet.

The Company engaged a third-party valuation specialist to assist management in performing a valuation of the fair value of the common unit warrants outstanding. Accordingly, the warrant liability has been accounted for based on inputs that are unobservable and significant to the overall fair value measurement (Level 3). The valuation considered both a market and a discounted cash flows approach in arriving at the fair value of the common unit warrants. As of September 30, 2018 and 2017, the fair value of the warrant liability was $52.2 million and $18.1 million, respectively. The Company recognized expenses of $33.2 million and $18.1 million for the years ended September 30, 2018 and 2017, respectively, and this increase in the fair value was recorded as a change in the fair value of warrants in the accompanying statements of operations.

OneWater LLC Preferred Distribution

During the year ended September 30, 2015, the Company amended the Limited Liability Company Agreement to require a payment to a founding common member in the form of a preferred distribution of $3,752,108 prior to any distributions to common members (including the founding common member that will receive the preferred distribution). This preferred distribution is paid only if and when distributions are declared by the Company’s Board of Directors. As of September 30, 2016, the balance of the preferred distribution was $3,752,108.

During the year ended September 30, 2017, the Limited Liability Company Agreement was amended. Under the terms of the amendment, the preferred distribution will accrue interest at the rate of 5.0% per annum, compounded quarterly commencing on December 31, 2016. If and when distributions are declared by the Board of Directors, the preferred distribution shall be paid until the aggregate preferred distribution is reduced to zero. In the event of liquidation, the Company’s property shall be distributed among the members to first satisfy any remaining preferred distribution and thereafter in accordance with their ownership interest within 90 days after the event of liquidation.

As of September 30, 2018 and 2017, the unpaid balance of the preferred distribution was $3,398,017 and $3,623,429, respectively. The 5% cumulative interest on the preferred distribution is recognized as a distribution when declared by the Board of Directors. As of September 30, 2018 and 2017, unpaid cumulative interest on the preferred distribution was zero.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

Non-Controlling Interest

On June 1, 2018, the Company purchased Bosun’s Marine, a Massachusetts based boat retailer through its subsidiary BAO. The former owner of Bosun’s Marine invested $2,500,000 of the purchase price to obtain a 25.0% ownership interest in BAO, with no voting rights in the subsidiary BAO. The results of operations for Bosun’s Marine have been included in the Company’s consolidated financial statements from that date and the former owner’s minority interest in the subsidiary BAO has been recorded accordingly.

On August 1, 2017, the Company purchased South Shore Marine, an Ohio based boat retailer through its subsidiary SSAO. The former owner of South Shore Marine invested $1,750,000 of the purchase price to obtain a 25.0% ownership interest in SSAO, with no voting rights in the subsidiary SSAO. The results of operations for South Shore Marine have been included in the Company’s consolidated financial statements from that date and the former owner’s minority interest in the subsidiary SSAO has been recorded accordingly.

Dividend Restrictions

Under the credit agreement with GS and BIP and the redeemable preferred interest agreement, the Company and its subsidiaries are generally restricted from making cash dividends or distributions and are required to obtain consent from GS and BIP prior to the payment of dividends, excluding dividends related to the payment of taxes by members and payments of the preferred dividends. These restrictions apply to all income and net assets of the Company and its consolidated subsidiaries. Additionally, certain of the Company’s subsidiaries designated as “Dealers” under its inventory financing program are generally restricted from incurring indebtedness, including certain restrictions on intercompany loans or advances.

18	Redeemable Preferred Interest in Subsidiary

On September 1, 2016, the Company organized OWAO. As of September 30, 2016, OWAO was not funded. In conjunction with the new investor described in Note 4, OneWater LLC contributed a majority of its assets, including subsidiaries operating all of its retail operations, to OWAO in return for 100,000 common units. Additionally, as a part of the transaction described in Note 4, OWAO issued 68,000 preferred units in OWAO to GS and BIP. The preferred interest has a stated 10.0% rate of return and there is no allocation of profits in excess of the stated return. The preferred interests are not convertible but may be redeemed by the holder after 5 years or upon certain triggering events at face value plus accrued interest.

The Company has classified the redeemable preferred interest as temporary equity in the consolidated balance sheets. The discount on the issuance of the redeemable preferred interest is being accreted to retained common interests as a dividend from the date of issuance through the fifth anniversary of the issuance date.

19	Contingencies and Commitments

The Company recorded rent expense of $8,032,000 and $5,956,000 during the years ended September 30, 2018 and 2017, respectively. The Company leases certain facilities and equipment under noncancelable operating lease agreements having terms in excess of one year expiring through 2031.

Future minimum lease payments under these noncancelable leases as of September 30, 2018, are summarized as follows:

For the year ending September 30:
2019	$7,783,591
2020	7,690,807
2021	6,716,687
2022	5,824,194
2023	5,583,181
Thereafter	36,365,678
$69,964,138

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

As detailed in Note 3, a portion of the purchase price of the Texas Marine and Grande Yachts acquisitions is contingent upon certain performance criteria. For the fiscal year ended September 30, 2018, the Company has recorded an estimate of contingent consideration for Texas Marine and Grande Yachts of $2,644,272 and $900,000, respectively. For the fiscal year ended September 30, 2017, the Company has recorded an estimate of contingent consideration for $900,000 for Grande Yachts. The acquisition contingent consideration liability has been accounted for based on inputs that are unobservable and significant to the overall fair value measurement (Level 3). These amounts have been recorded in other payables and accrued expenses and other long-term liabilities in the financial statements.

Employment Agreements

The Company is party to employment agreements with certain executives, which provide for compensation, other benefits and severance payments under certain circumstances. The Company also has consulting and noncompete agreements in place with previous owners of acquired companies.

Claims and Litigation

The Company is involved in various legal proceedings as either the defendant or plaintiff. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between the affected parties and other actions. Management assesses the probability of losses or gains for such contingencies and accrues a liability and/or discloses the relevant circumstances as appropriate. In the opinion of management, it is not reasonably probable that the pending litigation, disputes or claims against the Company, if decided adversely, will have a material adverse effect on its financial condition, results of operations or cash flows.

Risk Management

The Company is exposed to various risks of loss related to torts; theft of, damage to, and destruction of assets; errors and omissions and natural disasters for which the Company carries commercial insurance. There have been no significant reductions in coverage from the prior year and settlements have not exceeded coverage in the past years.

Major Vendors

Sales of new boats from the Company’s top ten manufacturers represents approximately 40.0% of total sales, making them major suppliers of the Company.

20	Related Party Transactions

In accordance with agreements approved by the Board of Directors of the Company, we purchased inventory, in conjunction with our retail sale of the products, from certain entities affiliated with common members of the Company. For the years ended September 30, 2018 and 2017, $34,642,909 and $4,809,158, respectively, in total purchases were incurred under these arrangements.

In accordance with agreements approved by the Board of Directors of the Company, certain entities affiliated with common members of the Company receive fees for rent of commercial property. For the years ended September 30, 2018 and 2017, $2,045,998 and $2,335,301, respectively, in total expenses were incurred under these arrangements.

In accordance with agreements approved by the Board of Directors of the Company, certain entities and individuals affliliated with common members of the Company received fees from the Company for goods and services. For the years ended September 30, 2018 and 2017, $953,782 and $641,579, respectively, were recorded under these arrangements. Also, the Company made payments to certain entities and individuals affiliated with common members of the Company for goods and services. For the years ended September 30, 2018 and 2017, $468,297 and $594,405, respectively, were recorded under these arrangements.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

In connection with transactions noted above, the Company was due certain amounts as recorded within accounts receivable for the fiscal years ended September 30, 2018, and 2017, of $840,971 and $524,027, respectively.

21	Restatement of the Consolidated Financial Statements

In connection with the issuance of the Company’s financial statements audited under Public Company Accounting Oversight Board (“PCAOB”) standards, but subsequent to the issuance of the Company’s financial statements prepared under accounting standards applicable to private companies, as of and for the years ended September 30, 2018 and 2017, management identified certain errors in connection with the accounting for the fair value of the Company’s warrants. Management determined that the Company’s warrant liability at September 30, 2017 was understated by $18,056,827 due to the Company not adjusting the liability to its fair value. As a result of this error, the Company has restated the accompanying 2018 and 2017 financial statements.

The effect of the restatement on the Company’s consolidated balance sheet as of September 30, 2017 is as follows:

	As of September 30, 2017
	As previously reported(1)	Restatement adjustment	As restated
Warrant Liability	$979,173	$18,056,827	$19,036,000
Total Liabilities	140,520,691	18,056,827	158,577,518
Members’ equity attributable to One Water Marine Holdings, LLC	44,367,565	(18,056,827)	26,310,738
Total liabilities and members' equity	276,403,675	(18,056,827)	258,346,848
(1)	The Company's previously issued financial statements were prepared under accounting standards applicable to private companies. The previously reported amounts have been adjusted to reflect the standards applicable to a public company.

The effect of the restatement on the Company’s consolidated statements of operations for the years ended September 30, 2018 and 2017 is as follows:

	For the year ended September 30, 2018
	As previously reported(1)	Restatement adjustment	As restated
Change in fair value of warrant liability	$51,243,827	$(18,056,827)	$33,187,000
Total other expense	60,782,366	(18,056,827)	42,725,639
Net income (loss)	(16,110,402)	18,056,827	1,946,425
Net income (loss) attributable to One Water Marine Holdings, LLC	(16,940,312)	18,056,827	1,116,515
(Loss) income per unit attributable to common interest holders:
Basic	(334.65)	239.69	(97.95)
Diluted	(334.65)	174.12	(97.95)
(1)	The Company's previously issued financial statements were prepared under accounting standards applicable to private companies. The previously reported amounts have been adjusted to reflect the standards applicable to a public company.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

	For the year ended September 30, 2017
	As previously reported(1)	Restatement adjustment	As restated
Change in fair value of warrant liability	$—	$18,056,827	$18,056,827
Total other expense	5,495,951	18,056,827	23,552,778
Net income (loss)	13,798,328	(18,056,827)	(4,258,499)
Net income (loss) attributable to One Water Marine Holdings, LLC	13,784,873	(18,056,827)	(4,271,954)
Income (loss) per unit attributable to common interest holders:
Basic	94.04	(240.76)	(148.43)
Diluted	70.26	(240.76)	(148.43)
(1)	The Company's previously issued financial statements were prepared under accounting standards applicable to private companies. The previously reported amounts have been adjusted to reflect the standards applicable to a public company.

The effect of the restatement on the Company’s consolidated statement of members’ equity as of September 30, 2017 is as follows:

	September 30, 2017
	As previously reported(1)	Restatement adjustment	As restated
Net (loss) income	$13,798,328	$(18,056,827)	$(4,258,499)
Members’ equity attributable to One Water Marine Holdings, LLC	44,367,565	(18,056,827)	26,310,738
(1)	The Company's previously issued financial statements were prepared under accounting standards applicable to private companies. The previously reported amounts have been adjusted to reflect the standards applicable to a public company.

The effect of the restatement on the Company’s consolidated statement of cash flows for the years ended September 30, 2018 and 2017 is as follows:

	September 30, 2018
	As previously reported(1)	Restatement adjustment	As restated
Net income (loss)	$(16,110,402)	$18,056,827	$1,946,425
Change in fair value of long-term warrant liability	51,243,827	(18,056,827)	33,187,000
Net cash used in operating activities	(4,654,456)	—	(4,654,456)
	September 30, 2017
	As previously reported	Restatement adjustment	As restated
Net income (loss)	$13,798,328	$(18,056,827)	$(4,258,499)
Change in fair value of long-term warrant liability	—	18,056,827	18,056,827
Net cash provided by operating activities	6,513,649	—	6,513,649
(1)	The Company's previously issued financial statements were prepared under accounting standards applicable to private companies. The previously reported amounts have been adjusted to reflect the standards applicable to a public company.

There was no impact to net cash used in investing activities, net cash provided by financing activities or the net increase in cash for the years ended September 30, 2018 and 2017, resulting from the restatement.

The impacts of the restatement for the years ended September 30, 2018 and 2017 have been reflected throughout these financial statements, including the applicable footnotes, as appropriate.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

22	Unaudited Pro Forma Net Loss Per Unit Attributable to Common Interest Holders

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share attributable to common interest holders for the fiscal year ended September 30, 2018 after giving the effect of an additional           shares of common stock that would have been required to be issued to generate sufficient proceeds to fund the cash payment of current year dividends in excess of net income. The unaudited pro forma net loss attributable to common interest holders was computed using the weighted average number of common interests outstanding after giving effect of the additional shares as if it had occurred at the beginning of the period presented.

For the year ended September 30, 2018
Numerator:
Net loss

Denominator:
Weighted average common units used to compute net loss per unit attributable to common interest holders, basic

Pro forma adjustment to give the effect of an additional           shares of common stock that would have been required to be issued to generate sufficient proceeds to fund the cash payment of current year dividends in excess of net income

Pro forma weighted average common units used to compute net loss per unit attributable to common interest holders, basic
Weighted average common unit equivalents outstanding

Pro forma weighted average common units used to compute net loss per unit attributable to common interest holders, diluted

Pro forma loss per unit attributable to common interest holders:
Basic
Diluted
23	Subsequent events

The Company has evaluated events and transactions that occurred between September 30, 2018 and April 26, 2019 which is the date the consolidated financial statements were issued. There were no material subsequent events that require recognition or additional disclosure in the consolidated financial statements except as detailed below.

Acquisitions

On December 1, 2018, the Company purchased Slalom Shop, Inc. (“Slalom Shop”), a Texas boat retailer comprised of two stores. The acquisition expands the Company’s presence in the state of Texas, expands the Company’s product offering and strengthens its market share in a top boating market. The purchase price was $7,920,448, with $1,566,698 paid at closing, $5,083,000 due to seller upon completion of stated milestones expected within 90 days of closing and $1,270,750 financed through a note payable to the seller bearing interest at a rate of 5.0% per year. The note is payable in one lump sum three years from the closing date, with interest payments due quarterly.

On February 1, 2019, the Company purchased Ocean Blue Yacht Sales. (“Ocean Blue”), a Florida boat retailer comprised of three stores. The acquisition expands its presence on the east coast of Florida, expands the Company’s product offering and strengthens the Company’s market share in a top boating market. The purchase price was $10,656,437, with $8,736,437 paid at closing, and $1,920,000 financed

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

through a note payable to the seller bearing interest at a rate of 5.0% per year. The note is payable in one lump sum three years from the closing date, with interest payments due quarterly.

Notes Payable - Floor plan

The Company maintains an ongoing wholesale marine products inventory financing program with a syndicate of banks and administered by Wells Fargo Commercial Distribution Finance, LLC (Wells Fargo). On April 5, 2019 the Company increased the capacity of the facility to $292,500,000 from $275,000,000, to purchase new and used inventory (boats, engines, and trailers). The other terms and conditions of the facility, including interest rate and covenants, remain unchanged.

OneWater Marine Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
OneWater Marine Inc.

Opinion on the financial statement – Balance Sheet

We have audited the accompanying balance sheet of OneWater Marine Inc. (the “Company”) as of April 3, 2019 (date of inception), and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of April 3, 2019 (date of inception) in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2019.

Atlanta, Georgia
April 26, 2019

OneWater Marine Inc.
Balance Sheet

April 3, 2019
Assets
Cash	$10
Total assets	$10

Liabilities and Stockholder’s Equity

Commitments and Contingencies (Note 4)

Stockholder’s Equity:
Common stock, $0.01 par value per share, 1,000 shares authorized, 1,000 shares issued and outstanding at April 3, 2019	$10
Total liabilities and stockholder’s equity	$10

The accompanying notes are an integral part of these financial statements.

OneWater Marine Inc.
Notes to Balance Sheet

1	Organization

OneWater Marine Inc (the “Company”) was incorporated in Delaware on April 3, 2019 and was a wholly owned subsidiary of One Water Marine Holdings, LLC (“OneWater LLC”) as of April 3, 2019. Pursuant to a reorganization into a holding company structure, the Company will be a holding company and its sole material asset will be a minority equity interest in OneWater LLC, which holds all of the equity interest in One Water Assets & Operations (“OWAO”). As the sole managing member of OneWater LLC, the Company will operate and control all of the business and affairs of OneWater LLC, and through OneWater LLC and its subsidiaries, conduct its business.

2	Summary of Significant Accounting Policies

Basis of Presentation

The balance sheet was prepared in conformity with U.S. generally accepted accounting principles. Separate statements of operations, changes in stockholder’s equity and cash flows have not been presented because the Company has not engaged in any business or other activities except in connection with its formation and initial capitalization.

3	Stockholder’s Equity

The Company is authorized to issue 1,000 shares of common stock, par value $0.01 per share, all of which were issued and outstanding as of April 3, 2019. On April 3, 2019, the Company issued 1,000 shares of common stock to OneWater LLC for $10.00.

4	Commitments and Contingencies

We did not have any commitments or contingencies as of April 3, 2019.

5	Subsequent Events

The Company has evaluated events and transactions that occurred between April 3, 2019 and April 26, 2019 which is the date the balance sheet was issued. There were no material subsequent events that require recognition or additional disclosure in the balance sheet.

         Shares

OneWater Marine Inc.

Class A Common Stock

Goldman Sachs & Co. LLC

Raymond James

Through and including             , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and the Nasdaq listing fee, the amounts set forth below are estimates.

Amount
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Blue Sky fees and expenses		*
Miscellaneous expenses		*
Total	$	*
*	To be filed by amendment.
Item 14.	Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”). In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Furthermore, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted against, or incurred by, them in their capacities as officers and directors.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.	Recent Sales of Unregistered Securities

In connection with our incorporation on April 3, 2019 under the laws of the State of Delaware, we issued 1,000 shares of our common stock to One Water Marine Holdings, LLC for an aggregate purchase price of $10.00. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act in a transaction by an issuer not involving any public offering. These shares will be redeemed for nominal value in connection with our reorganization described in “Corporate Reorganization.”

Item 16.	Exhibits and financial statement schedules

See the Exhibit Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS

Exhibit Number	Description
*1.1	Form of Underwriting Agreement
*2.1	Form of Master Reorganization Agreement
*3.1	Form of Amended and Restated Certificate of Incorporation of OneWater Marine Inc., to be effective prior to or upon the closing of this offering
*3.2	Form of Amended and Restated Bylaws of OneWater Marine Inc., to be effective prior to or upon the closing of this offering
*4.1	Form of Stockholders’ Agreement, to be effective prior to or upon the closing of this offering
*5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
*10.1†	Form of OneWater Marine Inc. Long Term Incentive Plan
*10.2†	Form of Indemnification Agreement
*10.3	Form of Tax Receivable Agreement, to be effective prior to or upon the closing of this offering
*10.4	Form of the Fourth Amended and Restated Limited Liability Company Operating Agreement of One Water Marine Holdings, LLC, to be effective prior to or upon the closing of this offering
*10.5	Form of Registration Rights Agreement, to be effective prior to or upon the closing of this offering
*10.6
Credit and Guaranty Agreement, dated as of October 28, 2016, by and among One Water Assets & Operations, LLC, Singleton Assets & Operations, LLC, Legendary Assets & Operations, LLC, South Florida Assets & Operations, LLC, Sundance Lauderdale Realty, Inc., One Water Marine Holdings, LLC, and certain subsidiaries of One Water Marine Holdings, LLC, as Guarantors, the Lenders party thereto from time to time, and Goldman Sachs Specialty Lending Group, L.P. as Administrative Agent, Collateral Agent and Lead Arranger (as conformed through the fourteenth amendment)

*10.7
Fourth Amended and Restated Inventory Financing Agreement, dated as of June 14, 2018, by and among Wells Fargo Commercial Distribution Finance, LLC as Agent to the Lenders party thereto from time to time, One Water Marine Holdings, LLC, One Water Assets & Operations, LLC, and certain of its other subsidiaries thereto, and the lenders thereto (as conformed through the second amendment)

*10.8	Form of Indemnification Agreement between OneWater Marine Inc. and each of the directors and officers, to be effective prior to or upon the closing of this offering
*21.1	List of subsidiaries of OneWater Marine Inc.
*23.1	Consent of Grant Thornton LLP
*23.2	Consent of Grant Thornton LLP
*23.3	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)
*24.1	Power of Attorney (included on the signature page of this Registration Statement)
*	To be filed by amendment.
†	Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buford, State of Georgia, on          .

OneWater Marine Inc.

By:
Philip Austin Singleton, Jr. Founder and Chief Executive Officer

Each person whose signature appears below appoints Philip Austin Singleton, Jr. and Jack Ezzell, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated below as of                   .

Name	Title	Date

Founder, Chief Executive Officer and Director (Principal Executive Officer)
Philip Austin Singleton, Jr.

Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Jack Ezzell

II-4